# Semiannual Report

SEPTEMBER 30, 2005

Ivy Balanced Fund

Ivy Bond Fund

Ivy Cash Reserves Fund

Ivy Cundill Global Value Fund

Ivy Dividend Income Fund

Ivy European Opportunities Fund

Ivy Global Natural Resources Fund

Ivy International Fund

Ivy International Balanced Fund

Ivy International Value Fund

Ivy Mortgage Securities Fund

Ivy Pacific Opportunities Fund

Ivy Real Estate Securities Fund

Ivy Small Cap Value Fund

Ivy Value Fund

 IVY FUNDS

# CONTENTS

# President's Letter

*September 30, 2005*



**DEAR SHAREHOLDER:**

Enclosed is our report on your Fund's operations for the six months ended September 30, 2005. Over the period, the financial markets remained fairly resilient in the face of challenges from a variety of directions. The S&P 500 Index increased 5.02 percent during the six-month period, while the Dow Jones Industrial Average rose 1.76 percent. Bonds also rose slightly, with the Citigroup Broad Investment Grade Index returning 2.43 percent over the last six months.

Between April and September, the financial markets weathered increasing energy prices, rising interest rates, budding inflationary pressures and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Hurricane Katrina silenced an entire major American city, along with the largest port facility in the country, which is the fifth largest port in the world. Compounded by Hurricane Rita several weeks later, it brought devastating circumstances across four states and an economic impact that is still being evaluated.

Despite the setbacks, the U.S. economy has remained solid. Corporate profits overall have generally been relatively strong, and global economies remain fundamentally sound. We do believe, however, that economic growth likely will slow somewhat in the U.S. in the third and fourth quarters of 2005, due to higher interest rates and higher energy prices.

The Federal Reserve apparently believes the economy is sound enough that it has continued its campaign of steadily raising short-term interest rates. Most recently, the Fed enacted another quarter-point increase in late September, bringing interest rates to 3.75 percent. The Fed stated that it still believes monetary conditions remain "accommodative," indicating apparently that they intend to continue raising rates somewhat further.

The other major development during the period was the rapid rise of oil prices. Crude oil hovered just above $40 per barrel at the onset of 2005. By the end of September, the price surpassed $65 per barrel. The world is facing constraints in supply such as we have never seen before. Many are forecasting that prices may ease some toward year-end, but we believe that, longer term, higher prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

Regardless of the short-term challenges brought on by economic or geopolitical events - and although past performance is no guarantee of future results – stocks have historically continued to rise over time. That is why we believe it is important to develop and maintain a long-term financial plan for your personal situation. Through appropriate diversification among four or five or so

different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

# Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2005.

## Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

## Ivy Balanced Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,036.30 | 1.43% | $ 7.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,030.80 | 2.43 | 12.37 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,031.50 | 2.34 | 11.94 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,037.20 | 1.27 | 6.47 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017.88 | 1.43% | $ 7.25 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012.89 | 2.43 | 12.26 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.32 | 2.34 | 11.83 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.72 | 1.27 | 6.41 |

## Ivy Bond Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019.90 | 1.25% | $ 6.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.00 | 2.41 | 12.15 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.30 | 2.33 | 11.78 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019.30 | 1.37 | 6.92 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018.81 | 1.25% | $ 6.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.00 | 2.41 | 12.15 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.37 | 2.33 | 11.78 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.22 | 1.37 | 6.91 |

## Ivy Cash Reserves Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,000 | $1,010.10 | 1.25% | $ 6.30 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010.10 | 1.25 | 6.30 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010.10 | 1.25 | 6.30 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,000 | $1,018.80 | 1.25% | $ 6.33 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.80 | 1.25 | 6.33 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.80 | 1.25 | 6.33 |

See footnotes on page 12.

## Ivy Cundill Global Value Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A | $1,000 | $1,087.00 | 1.68% | $ 8.81 |
| Class B | 1,000 | 1,082.00 | 2.56 | 13.36 |
| Class C | 1,000 | 1,083.80 | 2.33 | 12.19 |
| Class Y | 1,000 | 1,089.70 | 1.17 | 6.15 |
| Class I | 1,000 | 1,088.30 | 1.31 | 6.88 |
| Advisor Class | 1,000 | 1,090.10 | 1.15 | 6.04 |
| **Based on 5% Return[2]** | | | | |
| Class A | $1,000 | $1,016.63 | 1.68% | $ 8.51 |
| Class B | 1,000 | 1,012.24 | 2.56 | 12.91 |
| Class C | 1,000 | 1,013.37 | 2.33 | 11.78 |
| Class Y | 1,000 | 1,019.18 | 1.17 | 5.95 |
| Class I | 1,000 | 1,018.48 | 1.31 | 6.65 |
| Advisor Class | 1,000 | 1,019.29 | 1.15 | 5.84 |

## Ivy Dividend Income Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A | $1,000 | $1,098.40 | 1.51% | $ 7.92 |
| Class B | 1,000 | 1,094.30 | 2.36 | 12.41 |
| Class C | 1,000 | 1,093.50 | 2.33 | 12.25 |
| Class Y | 1,000 | 1,099.20 | 1.36 | 7.16 |
| **Based on 5% Return[2]** | | | | |
| Class A | $1,000 | $1,017.52 | 1.51% | $ 7.62 |
| Class B | 1,000 | 1,013.22 | 2.36 | 11.93 |
| Class C | 1,000 | 1,013.37 | 2.33 | 11.78 |
| Class Y | 1,000 | 1,018.25 | 1.36 | 6.88 |

See footnotes on page 12.

## Ivy European Opportunities Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,039.60 | 1.73% | $ 8.85 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,035.90 | 2.49 | 12.68 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,035.80 | 2.43 | 12.40 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,040.20 | 1.54 | 7.88 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,041.70 | 1.24 | 6.36 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,016.39 | 1.73% | $ 8.75 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012.61 | 2.49 | 12.54 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012.89 | 2.43 | 12.26 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017.35 | 1.54 | 7.79 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.84 | 1.24 | 6.29 |

## Ivy Global Natural Resources Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,182.80 | 1.45% | $ 7.92 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,177.30 | 2.28 | 12.47 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,178.20 | 2.19 | 11.98 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,184.10 | 1.20 | 6.57 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,183.50 | 1.31 | 7.18 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017.81 | 1.45% | $ 7.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.62 | 2.28 | 11.53 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.07 | 2.19 | 11.08 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019.05 | 1.20 | 6.08 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.49 | 1.31 | 6.64 |

See footnotes on page 12.

## Ivy International Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,145.70 | 1.65% | $ 8.85 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,138.50 | 2.88 | 15.44 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,140.10 | 2.68 | 14.38 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,145.70 | 1.62 | 8.73 |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,146.10 | 1.41 | 7.61 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,127.40 | 4.65 | 24.79 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,016.82 | 1.65% | $ 8.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010.63 | 2.88 | 14.52 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011.63 | 2.68 | 13.52 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,016.93 | 1.62 | 8.21 |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017.98 | 1.41 | 7.15 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,001.76 | 4.65 | 23.33 |

## Ivy International Balanced Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,037.70 | 1.44% | $ 7.34 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,031.80 | 2.61 | 13.31 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,033.10 | 2.33 | 11.88 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,037.20 | 1.43 | 7.30 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017.87 | 1.44% | $ 7.26 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011.97 | 2.61 | 13.18 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.38 | 2.33 | 11.77 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017.90 | 1.43 | 7.23 |

See footnotes on page 12.

## Ivy International Value Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,158.50 | 1.94% | $10.52 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,154.00 | 2.73 | 14.77 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,154.10 | 2.76 | 14.90 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,159.80 | 1.82 | 9.84 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,159.70 | 1.88 | 10.16 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,015.32 | 1.94% | $ 9.82 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011.36 | 2.73 | 13.79 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011.24 | 2.76 | 13.91 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015.96 | 1.82 | 9.18 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015.66 | 1.88 | 9.48 |

## Ivy Mortgage Securities Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,020.60 | 0.95% | $ 4.81 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.50 | 2.15 | 10.85 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015.60 | 1.94 | 9.82 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,020.10 | 1.05 | 5.32 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,020.31 | 0.95% | $ 4.81 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.30 | 2.15 | 10.85 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015.33 | 1.94 | 9.81 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019.80 | 1.05 | 5.32 |

See footnotes on page 12.

## Ivy Pacific Opportunities Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,155.50 | 2.05% | $11.10 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,150.40 | 3.00 | 16.16 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,150.90 | 2.88 | 15.54 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,157.50 | 1.74 | 9.42 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,159.00 | 1.47 | 7.96 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,014.77 | 2.05% | $10.38 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010.04 | 3.00 | 15.11 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010.62 | 2.88 | 14.53 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,016.34 | 1.74 | 8.80 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017.70 | 1.47 | 7.44 |

## Ivy Real Estate Securities Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,158.90 | 1.66% | $ 9.00 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,153.20 | 2.68 | 14.48 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,153.50 | 2.48 | 13.39 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,160.40 | 1.40 | 7.59 |
| Based on 5% Return[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,016.73 | 1.66% | $ 8.41 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011.62 | 2.68 | 13.53 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012.63 | 2.48 | 12.52 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018.04 | 1.40 | 7.09 |

See footnotes on page 12.

## Ivy Small Cap Value Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A | $1,000 | $1,055.10 | 1.81% | $ 9.34 |
| Class B | 1,000 | 1,050.00 | 2.84 | 14.61 |
| Class C | 1,000 | 1,051.60 | 2.55 | 13.11 |
| Class Y | 1,000 | 1,057.30 | 1.41 | 7.28 |
| Based on 5% Return[2] | | | | |
| Class A | $1,000 | $1,015.98 | 1.81% | $ 9.16 |
| Class B | 1,000 | 1,010.82 | 2.84 | 14.33 |
| Class C | 1,000 | 1,012.29 | 2.55 | 12.86 |
| Class Y | 1,000 | 1,017.99 | 1.41 | 7.14 |

## Ivy Value Fund Expenses

| For the Six Months Ended September 30, 2005 | Beginning Account Value 3-31-05 | Ending Account Value 9-30-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A | $1,000 | $1,032.70 | 1.57% | $ 8.02 |
| Class B | 1,000 | 1,027.50 | 2.53 | 12.86 |
| Class C | 1,000 | 1,028.10 | 2.45 | 12.43 |
| Class Y | 1,000 | 1,033.40 | 1.32 | 6.72 |
| Based on 5% Return[2] | | | | |
| Class A | $1,000 | $1,017.18 | 1.57% | $ 7.96 |
| Class B | 1,000 | 1,012.38 | 2.53 | 12.77 |
| Class C | 1,000 | 1,012.81 | 2.45 | 12.34 |
| Class Y | 1,000 | 1,018.46 | 1.32 | 6.67 |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2005, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

## SHAREHOLDER SUMMARY OF IVY BALANCED FUND

### Portfolio Highlights

On September 30, 2005, Ivy Balanced Fund had net assets totaling $97,336,757 invested in a diversified portfolio of:

| | |
|---|---|
| 75.00% | Common Stocks |
| 12.00% | United States Government and Government Agency Obligations |
| 7.59% | Corporate Debt Securities |
| 4.79% | Cash and Cash Equivalents |
| 0.62% | Other Government Security |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Common Stocks . . . . . . . . . . . . . . . . . . . . | $75.00 |
| United States Government and Government Agency Obligations. . . . . . | $12.00 |
| Corporate Debt Securities . . . . . . . . . . . . | $ 7.59 |
| Cash and Cash Equivalents. . . . . . . . . . . | $ 4.79 |
| Other Government Security . . . . . . . . . . . | $ 0.62 |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $15.39 |
| United States Government and Government Agency Obligations. . . . . . | $12.00 |
| Financial Services Stocks . . . . . . . . . . . . . | $11.36 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $10.86 |
| Corporate Debt Securities . . . . . . . . . . . . | $ 7.59 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $ 7.39 |
| Consumer Nondurables Stocks . . . . . . . . | $ 5.76 |
| Cash and Cash Equivalents. . . . . . . . . . . | $ 4.79 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 4.66 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 3.91 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . | $ 3.62 |
| Business Equipment and Services Stocks | $ 3.29 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 3.01 |
| Consumer Services Stocks . . . . . . . . . . . | $ 2.82 |
| Miscellaneous Stocks. . . . . . . . . . . . . . . . | $ 2.93 |
| Other Government Security . . . . . . . . . . . . | $ 0.62 |

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 1.16%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,600 | **$ 1,127,970** |
| | | |
| **Banks – 3.72%** | | |
| Citigroup Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,700 | 1,534,024 |
| Northern Trust Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 27,800 | 1,405,429 |
| Wachovia Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,300 | 680,537 |
| | | **3,619,990** |
| **Beverages – 1.02%** | | |
| Brown-Forman Corporation, Class B. . . . . . . . . . . . . . . . . | 16,600 | **988,364** |
| | | |
| **Business Equipment and Services – 1.40%** | | |
| Cintas Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,200 | **1,363,026** |
| | | |
| **Capital Equipment – 1.91%** | | |
| Caterpillar Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,700 | 804,875 |
| Ingersoll-Rand Company Limited, Class A . . . . . . . . . . . . . | 27,600 | 1,055,148 |
| | | **1,860,023** |
| **Chemicals – Specialty – 0.84%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . . . | 14,900 | **821,586** |
| | | |
| **Communications Equipment – 1.74%** | | |
| Nokia Corporation, Series A, ADR. . . . . . . . . . . . . . . . . . . | 56,200 | 950,342 |
| Plantronics, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,200 | 745,602 |
| | | **1,695,944** |
| **Computers – Micro – 1.94%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,400 | 932,901 |
| Dell Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,883 | 953,459 |
| | | **1,886,360** |
| **Computers – Peripherals – 7.15%** | | |
| Check Point Software Technologies Ltd.* . . . . . . . . . . . . . | 36,600 | 888,648 |
| EMC Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83,800 | 1,084,372 |
| Electronic Arts Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 682,740 |
| Microsoft Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77,158 | 1,984,890 |
| Oracle Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,000 | 1,140,340 |
| Symantec Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51,900 | 1,175,275 |
| | | **6,956,265** |
| **Defense – 1.66%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . . | 13,500 | **1,613,925** |

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electrical Equipment – 0.94%** | | |
| Emerson Electric Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,800 | $ 919,040 |
| | | |
| **Electronic Instruments – 1.74%** | | |
| Lam Research Corporation* . . . . . . . . . . . . . . . . . . . . . . | 26,600 | 810,369 |
| Novellus Systems, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 35,200 | 882,992 |
| | | 1,693,361 |
| **Finance Companies – 2.15%** | | |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,100 | 2,097,324 |
| | | |
| **Food and Related – 2.04%** | | |
| Campbell Soup Company . . . . . . . . . . . . . . . . . . . . . . . . | 41,800 | 1,243,550 |
| Kellogg Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,000 | 738,080 |
| | | 1,981,630 |
| **Furniture and Furnishings – 1.06%** | | |
| Masco Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,500 | 1,027,780 |
| | | |
| **Health Care – Drugs – 4.27%** | | |
| Allergan, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,500 | 1,236,870 |
| Amgen Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,900 | 1,346,085 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,500 | 755,005 |
| Novartis AG, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,100 | 821,100 |
| | | 4,159,060 |
| **Health Care – General – 3.25%** | | |
| Biomet, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,400 | 950,917 |
| Boston Scientific Corporation* . . . . . . . . . . . . . . . . . . . . | 23,800 | 556,206 |
| Johnson & Johnson . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,200 | 1,657,936 |
| | | 3,165,059 |
| **Hospital Supply and Management – 3.34%** | | |
| Medtronic, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,800 | 1,168,916 |
| UnitedHealth Group Incorporated . . . . . . . . . . . . . . . . . . | 24,300 | 1,365,660 |
| WellPoint, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,400 | 712,708 |
| | | 3,247,284 |
| **Household – General Products – 1.51%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . | 27,900 | 1,472,841 |
| | | |
| **Insurance – Property and Casualty – 3.49%** | | |
| Allstate Corporation (The) . . . . . . . . . . . . . . . . . . . . . . . . | 21,000 | 1,161,090 |
| Berkshire Hathaway Inc., Class B* . . . . . . . . . . . . . . . . . | 400 | 1,092,400 |
| Chubb Corporation (The) . . . . . . . . . . . . . . . . . . . . . . . . . | 12,800 | 1,146,240 |
| | | 3,399,730 |

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Motion Pictures – 1.79%** | | |
| News Corporation Limited, Class A . . . . . . . . . . . . . . . . . . . | 63,400 | $    988,406 |
| News Corporation Limited, Class B . . . . . . . . . . . . . . . . . . | 46,000 | 759,000 |
| | | **1,747,406** |
| **Multiple Industry – 3.91%** | | |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . . . | 63,680 | 2,144,106 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 22,100 | 727,311 |
| NRG Energy, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,000 | 937,200 |
| | | **3,808,617** |
| **Non-Residential Construction – 0.77%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,700 | **753,246** |
| **Petroleum – International – 4.32%** | | |
| BP p.l.c., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,000 | 1,346,150 |
| ChevronTexaco Corporation . . . . . . . . . . . . . . . . . . . . . . | 13,500 | 873,855 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 31,200 | 1,982,448 |
| | | **4,202,453** |
| **Petroleum – Services – 3.07%** | | |
| Nabors Industries Ltd.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,100 | 869,143 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,100 | 2,117,938 |
| | | **2,987,081** |
| **Publishing – 1.03%** | | |
| Meredith Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,100 | **1,002,789** |
| **Retail – Food Stores – 1.16%** | | |
| Walgreen Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,000 | **1,129,700** |
| **Retail – General Merchandise – 1.85%** | | |
| Kohl's Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,700 | 687,466 |
| Target Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,500 | 1,116,495 |
| | | **1,803,961** |
| **Security and Commodity Brokers – 2.00%** | | |
| American Express Company . . . . . . . . . . . . . . . . . . . . . . | 17,800 | 1,022,432 |
| Franklin Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 11,000 | 923,560 |
| | | **1,945,992** |
| **Timesharing and Software – 1.89%** | | |
| eBay Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,100 | 951,605 |
| Paychex, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,900 | 885,853 |
| | | **1,837,458** |
| **Tobacco – 1.19%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,700 | **1,157,247** |

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Trucking and Shipping – 1.03%** | | |
| Expeditors International of Washington, Inc. . . . . . . . . . . . | 17,600 | $ 999,240 |
| **Utilities – Electric – 3.45%** | | |
| Dominion Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 15,700 | 1,352,398 |
| Exelon Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,000 | 1,389,440 |
| PPL Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,000 | 614,270 |
| | | **3,356,108** |
| **Utilities – Telephone – 1.21%** | | |
| Vodafone Group Plc, ADR . . . . . . . . . . . . . . . . . . . . . . . . | 45,200 | **1,173,844** |
| **TOTAL COMMON STOCKS – 75.00%** | | **$73,001,704** |
| (Cost: $63,828,054) | | |

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Banks – 0.29%** | | |
| Wells Fargo Bank, N.A., | | |
| 7.55%, 6–21–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $250 | **279,521** |
| **Beverages – 0.35%** | | |
| Diageo Capital plc, | | |
| 3.5%, 11–19–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | **342,200** |
| **Business Equipment and Services – 0.39%** | | |
| PHH Corporation, | | |
| 7.125%, 3–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | **376,963** |
| **Chemicals – Specialty – 0.36%** | | |
| Vulcan Materials Company, | | |
| 6.4%, 2–1–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | **351,689** |
| **Finance Companies – 2.56%** | | |
| American International Group, | | |
| 3.85%, 11–26–07 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 491,013 |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7–25–09  (A). . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 | 162 |
| 8.0%, 3–31–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 383 | 57,476 |

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, | | |
| 6.56%, 11–18–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 472 | $ 490,016 |
| General Motors Acceptance Corporation, | | |
| 6.125%, 8–28–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 295,319 |
| Prudential Insurance Company of America, | | |
| 6.6%, 5–15–08 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 790,133 |
| Unilever Capital Corporation, | | |
| 5.9%, 11–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 369,124 |
| | | 2,493,243 |
| **Food and Related – 0.85%** | | |
| Archer-Daniels-Midland Company, | | |
| 7.0%, 2–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | **828,504** |
| **Insurance – Life – 0.50%** | | |
| StanCorp Financial Group, Inc., | | |
| 6.875%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | **485,477** |
| **Multiple Industry – 1.46%** | | |
| Cargill, Inc., | | |
| 6.375%, 6–1–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 430,856 |
| General Electric Capital Corporation, | | |
| 2.85%, 1–30–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 995,959 |
| | | 1,426,815 |
| **Real Estate Investment Trust – 0.83%** | | |
| Vornado Realty L.P., | | |
| 5.625%, 6–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | **806,669** |
| **TOTAL CORPORATE DEBT SECURITIES – 7.59%** | | **$ 7,391,081** |
| (Cost: $7,286,197) | | |
| **OTHER GOVERNMENT SECURITY – 0.62%** | | |
| **Canada** | | |
| Hydro-Quebec, | | |
| 8.0%, 2–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | **$ 600,214** |
| (Cost: $584,487) | | |

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 6.72%** | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.23%, 1–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  427 | $   436,037 |
| 6.0%, 9–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 537 | 554,223 |
| 5.0%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 596 | 594,930 |
| 5.5%, 4–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 543 | 551,648 |
| 6.5%, 10–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 195 | 203,458 |
| 6.5%, 2–1–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47 | 49,472 |
| 7.0%, 5–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41 | 43,296 |
| 7.5%, 5–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 | 78,347 |
| 7.0%, 7–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64 | 67,984 |
| 7.0%, 9–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 | 92,632 |
| 7.0%, 9–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 67 | 70,385 |
| 7.0%, 11–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 211 | 220,642 |
| 6.5%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 228 | 236,399 |
| 7.0%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 279 | 293,325 |
| 7.0%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 136 | 143,032 |
| 6.5%, 3–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66 | 68,560 |
| 7.0%, 3–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 147 | 154,535 |
| 7.0%, 6–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46 | 48,016 |
| 7.0%, 7–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 281 | 296,425 |
| 6.5%, 8–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113 | 116,783 |
| 6.0%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 822 | 836,440 |
| 6.5%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 186 | 192,768 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 386 | 385,679 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 229 | 229,495 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 205 | 205,446 |
| 5.5%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 369 | 368,809 |
| | | **6,538,766** |
| **Treasury Obligations – 5.28%** | | |
| United States Treasury Bond, | | |
| 7.5%, 11–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 632,851 |
| United States Treasury Notes: | | |
| 3.0%, 2–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 876,199 |
| 4.0%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 792,875 |
| 3.875%, 2–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,217,823 |
| 3.625%, 5–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 719,356 |
| 4.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 896,906 |
| | | **5,136,010** |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 12.00%** | | **$11,674,776** |

(Cost: $11,770,457)

See Notes to Schedule of Investments on page 21.

# The Investments of Ivy Balanced Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Capital Equipment – 2.05%** | | |
| Caterpillar Inc., | | |
| 3.75%, 10–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,000 | $ 1,998,750 |
| **Publishing – 3.23%** | | |
| Tribune Co., | | |
| 3.91%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,143 | 3,142,317 |
| **TOTAL SHORT-TERM SECURITIES – 5.28%** | | $ 5,141,067 |
| (Cost: $5,141,067) | | |
| **TOTAL INVESTMENT SECURITIES – 100.49%** | | $97,808,842 |
| (Cost: $88,610,262) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.49%)** | | (472,085) |
| **NET ASSETS – 100.00%** | | $97,336,757 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $1,769,640 or 1.82% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY BALANCED FUND

*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $88,610) (Notes 1 and 3) | $97,809 |
| Cash | 174 |
| Receivables: | |
| Investment securities sold | 738 |
| Dividends and interest | 258 |
| Fund shares sold | 39 |
| Prepaid and other assets | 19 |
| Total assets | 99,037 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 1,387 |
| Payable to Fund shareholders | 185 |
| Accrued management fee (Note 2) | 56 |
| Accrued shareholder servicing (Note 2) | 25 |
| Accrued service fee (Note 2) | 20 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued distribution fee (Note 2) | 2 |
| Other | 21 |
| Total liabilities | 1,700 |
| Total net assets | $97,337 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) | $92,201 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment income | 72 |
| Accumulated undistributed net realized loss on investment transactions | (4,135) |
| Net unrealized appreciation in value of investments | 9,199 |
| Net assets applicable to outstanding units of capital | $97,337 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $14.45 |
| Class B | $14.41 |
| Class C | $14.42 |
| Class Y | $14.45 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 3,866 |
| Class B | 125 |
| Class C | 92 |
| Class Y | 2,655 |

See Notes to Financial Statements.

# Statement of Operations

## IVY BALANCED FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization | $ 604 |
| Dividends (net of foreign withholding taxes of $—*) | 532 |
| Total income | 1,136 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 347 |
| Service fee: | |
| Class A | 67 |
| Class B | 2 |
| Class C | 1 |
| Class Y | 52 |
| Shareholder servicing: | |
| Class A | 82 |
| Class B | 5 |
| Class C | 2 |
| Class Y | 31 |
| Accounting services fee | 24 |
| Audit fees | 14 |
| Distribution fee: | |
| Class A | 2 |
| Class B | 6 |
| Class C | 4 |
| Custodian fees | 6 |
| Other | 45 |
| Total expenses | 690 |
| Net investment income | 446 |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 2,647 |
| Unrealized appreciation in value of investments during the period | 461 |
| Net gain on investments | 3,108 |
| Net increase in net assets resulting from operations | $3,554 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY BALANCED FUND**
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $ 446 | $ 1,125 |
| Realized net gain on investments . . . . . . . . . . . . | 2,647 | 3,533 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . | 461 | 1,228 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . | 3,554 | 5,886 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (223) | (522) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—)* |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (1) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (196) | (585) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (419) | (1,108) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | (6,212) | (9,235) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,077) | (4,457) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 100,414 | 104,871 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $97,337 | $100,414 |
| Undistributed net investment income . . . . . . . . . | $ 72 | $ 45 |

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 25 - 28.

# Financial Highlights

## IVY BALANCED FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended September 30, | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . . . | $14.00 | $13.35 | $12.18 | $10.54 | $11.45 | $19.73 | $17.88 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income . . . . | 0.06 | 0.14 | 0.05 | 0.16 | 0.23 | 0.22 | 0.31 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | 0.45 | 0.65 | 1.16 | 1.64 | (0.89) | (6.08) | 2.55 |
| Total from investment operations . . . . | 0.51 | 0.79 | 1.21 | 1.80 | (0.66) | (5.86) | 2.86 |
| Less distributions from: | | | | | | | |
| Net investment income . . . . | (0.06) | (0.14) | (0.04) | (0.16) | (0.25) | (0.20) | (0.30) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (2.22) | (0.71) |
| Total distributions . . . . . . . . . . | (0.06) | (0.14) | (0.04) | (0.16) | (0.25) | (2.42) | (1.01) |
| Net asset value, end of period . . | $14.45 | $14.00 | $13.35 | $12.18 | $10.54 | $11.45 | $19.73 |
| Total return[1] . . . . . . . . . . . . . . . | 3.63% | 5.90% | 10.06% | 17.17%[2] | –5.91% | –32.35% | 16.22% |
| Net assets, end of period (in millions) . . . . . . . . . . . | $56 | $54 | $52 | $38 | $37 | $45 | $78 |
| Ratio of expenses to average net assets including voluntary expense waiver . . | 1.43%[3] | 1.53% | 1.52%[3][4] | 1.29% | 1.22% | 1.12% | 1.11% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . | 0.86%[3] | 1.02% | 0.86%[3][4] | 1.41% | 1.84% | 1.57% | 1.58% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . | NA | NA | 1.57%[3][4] | 1.62% | 1.52% | 1.40% | 1.20% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . | NA | NA | 0.81%[3][4] | 1.08% | 1.54% | 1.29% | 1.49% |
| Portfolio turnover rate . . . . . . . | 27% | 37% | 29% | 110% | 129% | 158% | 132% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 17.26%.
(3) Annualized.
(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

# Financial Highlights

## IVY BALANCED FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $13.98 | $13.33 | $12.96 |
| Income (loss) from investment operations: | | | |
| Net investment income (loss) . . . . . . . . . . . . . | (0.01) | 0.01 | 0.01 |
| Net realized and unrealized gain on investments. . . . . . . . . . . . . . . . . . . . . | 0.44 | 0.64 | 0.39 |
| Total from investment operations . . . . . . . . . . . . . | 0.43 | 0.65 | 0.40 |
| Less distributions from: | | | |
| Net investment income . . . . . . . . . . . . . . . . . | (0.00) | (0.00)* | (0.03) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.03) |
| Net asset value, end of period . . . . . . . . . . . . . . | $14.41 | $13.98 | $13.33 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.08% | 4.90% | 3.05% |
| Net assets, end of period (in thousands) . . . . . . . | $1,802 | $1,503 | $338 |
| Ratio of expenses to average net assets. . . . . . . | 2.43%[2] | 2.52% | 2.76%[2] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . . . . . . | −0.13%[2] | 0.06% | −0.42%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 27% | 37% | 29%[3] |

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

# Financial Highlights

## IVY BALANCED FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $13.98 | $13.34 | $12.96 |
| Income (loss) from investment operations: | | | |
| Net investment income (loss) . . . . . . . . . . . . | (0.00) | 0.03 | 0.02 |
| Net realized and unrealized gain on investments. . . . . . . . . . . . . . . . . . . . . | 0.44 | 0.63 | 0.39 |
| Total from investment operations . . . . . . . . . . . | 0.44 | 0.66 | 0.41 |
| Less distributions from: | | | |
| Net investment income . . . . . . . . . . . . . . . . | (0.00) | (0.02) | (0.03) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.02) | (0.03) |
| Net asset value, end of period . . . . . . . . . . . . . | $14.42 | $13.98 | $13.34 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.15% | 4.98% | 3.13% |
| Net assets, end of period (in thousands) . . . . . . | $1,321 | $898 | $301 |
| Ratio of expenses to average net assets. . . . . . | 2.34%[2] | 2.38% | 2.43%[2] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . . . . . | −0.04%[2] | 0.19% | −0.12%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . | 27% | 37% | 29%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

**IVY BALANCED FUND**
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period | $14.00 | $13.35 | $12.96 |
| Income from investment operations: | | | |
|     Net investment income | 0.07 | 0.17 | 0.04 |
|     Net realized and unrealized gain on investments | 0.45 | 0.65 | 0.40 |
| Total from investment operations | 0.52 | 0.82 | 0.44 |
| Less distributions from: | | | |
|     Net investment income | (0.07) | (0.17) | (0.05) |
|     Capital gains | (0.00) | (0.00) | (0.00) |
| Total distributions | (0.07) | (0.17) | (0.05) |
| Net asset value, end of period | $14.45 | $14.00 | $13.35 |
| Total return | 3.72% | 6.16% | 3.43% |
| Net assets, end of period (in millions) | $38 | $44 | $53 |
| Ratio of expenses to average net assets | 1.27%[2] | 1.30% | 1.36%[2] |
| Ratio of net investment income to average net assets | 1.03%[2] | 1.25% | 0.97%[2] |
| Portfolio turnover rate | 27% | 37% | 29%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY BOND FUND

### Portfolio Highlights

On September 30, 2005, Ivy Bond Fund had net assets totaling $56,352,477 invested in a diversified portfolio of:

| | |
|---|---|
| 97.52% | Bonds |
| 1.56% | Cash and Cash Equivalents |
| 0.92% | Preferred Stocks |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| United States Government Agency Obligations . . . . . . . . . . . . . . . . . | $32.26 |
| Other Corporate Bonds . . . . . . . . . . . . . . . . | $27.97 |
| Corporate Collateralized Mortgage Obligations. . . . . . . . . . . . . . . . | $16.81 |
| United States Government Treasury Obligations . . . . . . . . . . . . . . . . | $14.27 |
| Corporate Asset-Backed Bonds. . . . . . . . . . | $ 5.98 |
| Cash and Cash Equivalents and Taxable Municipal Bond . . . . . . . . . . | $ 1.79 |
| Preferred Stocks. . . . . . . . . . . . . . . . . . . . . . | $ 0.92 |

On September 30, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



| | |
|---|---|
| AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50.87% |
| AA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.17% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8.95% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18.37% |
| BB. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.07% |
| Non-rated . . . . . . . . . . . . . . . . . . . . . . . . . . | 9.09% |
| Cash and Cash Equivalents and Equities . . | 2.48% |

# The Investments of Ivy Bond Fund
*September 30, 2005*

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **Real Estate Investment Trust** | | |
| PS Business Parks, Inc., 7.0% Cumulative . . . . . . . . . . . . . | 10,500 | $ 260,925 |
| Public Storage, Inc., 6.25% Cumulative. . . . . . . . . . . . . . . | 10,500 | 256,200 |
| **TOTAL PREFERRED STOCKS – 0.92%** | | **$ 517,125** |
| (Cost: $520,050) | | |

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Banks – 0.18%** | | |
| Wachovia Bank, N.A., | | |
| 4.8%, 11–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $100 | **98,188** |
| **Broadcasting – 0.59%** | | |
| Cox Communications, Inc., | | |
| 7.75%, 11–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | **331,970** |
| **Business Equipment and Services – 2.65%** | | |
| HSBC Finance Corporation, | | |
| 4.625%, 9–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 225 | 222,116 |
| International Lease Finance Corporation: | | |
| 4.875%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 497,553 |
| 5.875%, 5–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 260,519 |
| R.R. Donnelley & Sons Company, | | |
| 4.95%, 5–15–10 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 373,152 |
| Willis North America Inc., | | |
| 5.125%, 7–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 140 | 139,897 |
| | | 1,493,237 |
| **Chemicals – Specialty – 0.46%** | | |
| National Collegiate Trust 1997-S2 (The), | | |
| 7.24%, 9–20–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 267 | **261,180** |
| **Computers – Peripherals – 0.49%** | | |
| Computer Associates International, Inc., | | |
| 5.625%, 12–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | **272,942** |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – Asset Backed – 5.98%** | | |
| ABFS Mortgage Loan Trust 2002–4, | | |
| 7.423%, 12–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $120 | $ 121,584 |
| Associates Manufactured Housing Contract | | |
| Pass-Through Certificates: | | |
| 6.9%, 6–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95 | 95,903 |
| 7.725%, 6–15–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 207,849 |
| Banc of America Commercial Mortgage Inc., | | |
| Commercial Mortgage Pass-Through Certificates, | | |
| Series 2002–2, | | |
| 6.2%, 7–11–43 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | 279,954 |
| Bank of America Mortgage Securities, Inc., | | |
| 5.75%, 8–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 121 | 121,097 |
| BlackRock Capital Finance, | | |
| 7.75%, 9–25–26 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 168 | 170,864 |
| First Union National Bank-Chase Manhattan Bank | | |
| Commercial Mortgage Trust Commercial Mortgage | | |
| Pass-through Certificates, | | |
| 7.062%, 6–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 169 | 179,940 |
| Fund American Companies, Inc., | | |
| 5.875%, 5–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | 275,048 |
| GS Mortgage Securities Corporation II, | | |
| 7.08314%, 7–13–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 518,449 |
| GS Mortgage Securities Corporation II, Commercial | | |
| Mortgage Pass-Through Certificates, Series 2001-LI B, | | |
| 6.733%, 2–14–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 225 | 238,732 |
| Green Tree Financial Corporation: | | |
| 6.4%, 10–15–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 | 111,022 |
| 7.35%, 5–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58 | 60,716 |
| Metropolitan Asset Funding, Inc., | | |
| 7.525%, 4–20–27 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 235 | 234,035 |
| Origen Manufactured Housing Contract Trust 2004-A, | | |
| 5.7%, 1–15–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,941 |
| Origen Manufactured Housing Contract Trust 2004-B, | | |
| 5.73%, 11–15–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 49,682 |
| Origen Manufactured Housing Contract Trust 2005-A, | | |
| 5.86%, 6–15–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 120 | 118,624 |
| Paine Webber Mortgage Acceptance Corporation, | | |
| 7.655%, 1–2–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 258,603 |
| St. George Funding Company LLC, | | |
| 8.485%, 12–29–49 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 219,129 |
| Sequoia Mortgage Funding Company, | | |
| 6.38%, 8–28–31 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 | 8,452 |
| | | 3,370,624 |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – Collateralized Mortgage Obligations – 16.81%** | | |
| 277 Park Avenue Finance Corporation, | | |
| 7.58%, 5–12–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   171 | $   176,684 |
| Asset Securitization Corporation: | | |
| 1.6584%, 10–13–26 (Interest Only) (A) . . . . . . . . . . . . . | 2,150 | 76,167 |
| 7.35707%, 11–13–29 . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 207,745 |
| Banco Hipotecario Nacional, | | |
| 7.916%, 7–25–09 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 | 184 |
| Bear Stearns Commercial Mortgage Securities Inc.: | | |
| 5.426%, 5–14–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 202,695 |
| 6.0%, 7–15–31 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 102,881 |
| 5.468%, 6–11–41 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,545,771 |
| Charlie Mac Trust 2004–2, | | |
| 5.0%, 10–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 239 | 232,448 |
| Chase Mortgage Finance Trust, Series 2003-S11, | | |
| 5.5%, 10–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 144 | 142,262 |
| Citibank Credit Card Issuance Trust, Class 2005-C1, | | |
| 5.5%, 3–24–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 203,517 |
| Credit Suisse First Boston Mortgage Securities Corp., | | |
| 6.0%, 11–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 79 | 79,896 |
| Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC, | | |
| 5.25%, 4–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215 | 208,803 |
| Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC: | | |
| 5.25%, 11–25–32 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 334 | 327,228 |
| 5.25%, 11–25–32 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 287 | 281,721 |
| Hilton Hotel Pool Trust: | | |
| 4.21625%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 790 | 794,535 |
| 7.653%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 295 | 316,029 |
| Home Equity Loan Trust 2003-HS2, | | |
| 5.09%, 7–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 198,144 |
| J.P. Morgan Mortgage Trust 2005-S2, | | |
| 5.66485%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . | 529 | 528,408 |
| LB-UBS Commercial Mortgage Trust 2005-C1, | | |
| 4.742%, 2–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 245,249 |
| MASTR Asset Securitization Trust 2003–10, | | |
| 5.5%, 11–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 214 | 212,521 |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – Collateralized Mortgage Obligations** (Continued) | | |
| MMCA Auto Owner Trust 2002–3, | | |
| 4.6%, 8–17–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | $ 502,032 |
| MMCA Auto Owner Trust 2002–4, Class C Asset Backed Notes, | | |
| 4.56%, 11–16–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 120 | 119,214 |
| MMCA Automobile Trust 2002–1, | | |
| 5.37%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 268 | 268,256 |
| Mellon Residential Funding, | | |
| 6.75%, 6–26–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 101 | 100,312 |
| Meristar Commerical Mortgage Trust 1999-C1, | | |
| 8.29%, 3–3–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 226,443 |
| Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates: Series 2005-RR4: | | |
| 1.0668%, 11–28–35 (Interest Only) (A) . . . . . . . . . . . . | 6,523 | 230,163 |
| 5.88%, 11–28–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 155 | 149,142 |
| 5.88%, 11–28–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 105 | 103,689 |
| Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series1998-D6, | | |
| 6.0%, 3–15–30 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 312,656 |
| RAMP Series 2003-RS11 Trust, | | |
| 6.092%, 12–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 251,307 |
| RAMP Series 2003-RS7 Trust, | | |
| 5.92%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 202,011 |
| RAMP Series 2003-RS8 Trust, | | |
| 5.683%, 9–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 201,963 |
| Structured Asset Securities Corporation, | | |
| 5.63%, 5–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 249,183 |
| Vanderbilt Mortgage and Finance, Inc.: | | |
| 8.75%, 1–7–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 317 | 324,711 |
| 4.73938%, 3–7–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 147 | 146,408 |
| | | 9,470,378 |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – Miscellaneous – 7.82%** | | |
| Block Financial Corporation, | | |
| 5.125%, 10–30–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 80 | $ 77,628 |
| Caithness Coso Funding Corp., | | |
| 5.489%, 6–15–19 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 265 | 265,133 |
| Capital One Financial Corporation, | | |
| 5.5%, 6–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | 452,639 |
| Centex Home Equity Loan Trust 2005-C, | | |
| 5.048%, 6–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 370 | 363,636 |
| Colonial Realty Limited Partnership, | | |
| 5.5%, 10–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 370 | 363,591 |
| CountryPlace Manufactured Housing Contract | | |
| Trust 2005–1, | | |
| 5.2%, 12–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 291,565 |
| ERAC USA Finance Company, | | |
| 5.6%, 5–1–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 510 | 515,279 |
| FBG Finance Limited, | | |
| 5.875%, 6–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240 | 235,220 |
| FFCA Secured Lending Corporation, | | |
| 6.73%, 10–18–25 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 137 | 138,322 |
| Ford Motor Credit Company, | | |
| 4.74%, 11–16–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 348,761 |
| General Motors Acceptance Corporation, | | |
| 4.50875%, 1–16–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | 540,542 |
| JPMorgan Chase Capital XV, | | |
| 5.875%, 3–15–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 340 | 332,811 |
| RALI Series 2003-QS10 Trust, | | |
| 5.75%, 5–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 251 | 252,523 |
| Selkirk Cogen Funding Corporation, | | |
| 8.65%, 12–26–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 221 | 229,682 |
| | | 4,407,332 |
| **Health Care – Drugs – 0.48%** | | |
| AmerisourceBergen Corporation: | | |
| 5.625%, 9–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 147,750 |
| 5.875%, 9–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 123,438 |
| | | 271,188 |
| **Hospital Supply and Management – 0.37%** | | |
| WellPoint, Inc., | | |
| 5.95%, 12–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | **208,512** |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Insurance – Life – 0.86%** | | |
| StanCorp Financial Group, Inc., | | |
| 6.875%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $450 | $    485,477 |
| | | |
| **Insurance – Property and Casualty – 3.08%** | | |
| Allstate Life Global Funding, | | |
| 3.5%, 7–30–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 175 | 171,331 |
| American General Finance Corporation, | | |
| 4.875%, 5–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 520 | 518,897 |
| Assurant, Inc., | | |
| 6.75%, 2–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 215,143 |
| Berkshire Hathaway Finance Corporation, | | |
| 4.75%, 5–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 315 | 311,449 |
| Principal Life Global: | | |
| 6.25%, 2–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 160,984 |
| 5.25%, 1–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 356,866 |
| | | 1,734,670 |
| **Multiple Industry – 0.87%** | | |
| Household Finance Corporation, | | |
| 4.125%, 11–16–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 243,464 |
| Pennsylvania Electric Company, | | |
| 5.125%, 4–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,251 |
| | | 491,715 |
| **Petroleum – Canada – 0.44%** | | |
| Canadian Natural Resources Limited, | | |
| 5.85%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,277 |
| | | |
| **Petroleum – Domestic – 0.78%** | | |
| Valero Logistics Operations, L.P., | | |
| 6.05%, 3–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 425 | 441,661 |
| | | |
| **Petroleum – International – 0.28%** | | |
| Husky Energy, Inc., | | |
| 6.25%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 159,160 |
| | | |
| **Petroleum – Services – 0.71%** | | |
| Energy Transfer Partners, L.P., | | |
| 5.95%, 2–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 397,984 |

See Notes to Schedule of Investments on page 39.

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Railroad – 0.89%** | | |
| Norfolk Southern Corporation, | | |
| 5.59%, 5–17–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $200 | $ 199,925 |
| Union Pacific Corporation, | | |
| 5.214%, 9–30–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 302,223 |
| | | **502,148** |
| **Real Estate Investment Trust – 3.09%** | | |
| Arden Realty Limited Partnership, | | |
| 5.25%, 3–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 294,158 |
| Healthcare Realty Trust Incorporated, | | |
| 5.125%, 4–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 325 | 312,874 |
| Nationwide Health Properties, Inc., | | |
| 6.0%, 5–20–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 265 | 265,239 |
| Simon Property Group, L.P., | | |
| 5.1%, 6–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 475 | 465,590 |
| Vornado Realty L.P., | | |
| 5.625%, 6–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 403,334 |
| | | **1,741,195** |
| **Security and Commodity Brokers – 2.67%** | | |
| Credit Suisse First Boston (USA), Inc., | | |
| 5.125%, 8–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 199,283 |
| Goldman Sachs Group, Inc. (The), | | |
| 4.5%, 6–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 525 | 516,642 |
| Morgan Stanley Dean Witter & Co., | | |
| 6.75%, 4–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 543,920 |
| Nuveen Investments, Inc., | | |
| 5.5%, 9–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 246,978 |
| | | **1,506,823** |
| **Textile – 0.36%** | | |
| Mohawk Industries, Inc., | | |
| 6.5%, 4–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | **204,977** |
| **Utilities – Electric – 0.90%** | | |
| Oncor Electric Delivery Company, | | |
| 7.0%, 9–1–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | **504,069** |
| **TOTAL CORPORATE DEBT SECURITIES – 50.76%** | | **$28,603,707** |

(Cost: $28,864,000)

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| MUNICIPAL OBLIGATION – TAXABLE – 0.23% | Principal Amount in Thousands | Value |
|---|---|---|
| **Minnesota** | | |
| City of Eden Prairie, Minnesota, Taxable Multifamily Housing Revenue Refunding Bonds (GNMA Collateralized Mortgage Loan – Parkway Apartments Project), Series 2000B, | | |
| 7.35%, 2–20–09 ............................... | $ 125 | **$ 129,165** |
| (Cost: $125,000) | | |

**UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS**

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Agency Obligations – 4.07%** | | |
| Federal Home Loan Bank, | | |
| 3.25%, 8–11–06 ............................... | 1,225 | 1,213,890 |
| Federal National Mortgage Association: | | |
| 4.25%, 5–15–09 ............................... | 500 | 495,974 |
| 5.125%, 1–2–14 ............................... | 575 | 583,836 |
| | | **2,293,700** |
| **Mortgage-Backed Obligations – 28.19%** | | |
| Federal Home Loan Mortgage Corporation Fixed Rate | | |
| Participation Certificates: | | |
| 3.5%, 2–15–30 ............................... | 125 | 118,299 |
| 6.5%, 9–1–32 ............................... | 283 | 293,778 |
| 5.5%, 5–1–34 ............................... | 180 | 181,012 |
| 5.5%, 5–1–34 ............................... | 241 | 241,578 |
| 5.5%, 6–1–34 ............................... | 1,922 | 1,923,177 |
| 5.0%, 9–1–34 ............................... | 46 | 44,820 |
| 5.5%, 9–1–34 ............................... | 196 | 196,170 |
| 5.5%, 10–1–34 ............................... | 458 | 459,051 |
| 5.5%, 7–1–35 ............................... | 294 | 294,630 |
| 5.5%, 10–1–35 ............................... | 380 | 380,000 |
| Federal National Mortgage Association Fixed Rate | | |
| Pass-Through Certificates: | | |
| 6.23%, 1–1–08 ............................... | 142 | 145,346 |
| 6.0%, 9–1–17 ............................... | 140 | 144,098 |
| 5.5%, 3–1–18 ............................... | 151 | 153,288 |
| 5.0%, 6–1–18 ............................... | 553 | 551,632 |
| 5.0%, 7–1–18 ............................... | 191 | 191,284 |
| 4.5%, 9–1–20 ............................... | 1,560 | 1,528,144 |
| 7.5%, 5–1–31 ............................... | 169 | 180,736 |
| 7.0%, 9–1–31 ............................... | 62 | 64,754 |
| 7.0%, 11–1–31 ............................... | 117 | 122,579 |
| 6.5%, 12–1–31 ............................... | 71 | 73,661 |
| 7.0%, 2–1–32 ............................... | 127 | 133,330 |
| 7.0%, 3–1–32 ............................... | 125 | 131,272 |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| UNITED STATES GOVERNMENT AND<br>GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal<br>Amount in<br>Thousands | Value |
|---|---:|---:|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate<br>    Pass-Through Certificates (Continued): | | |
| 6.5%, 4–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    33 | $        33,912 |
| 6.5%, 5–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 | 35,537 |
| 6.5%, 7–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 94 | 98,071 |
| 6.5%, 8–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82 | 85,113 |
| 6.5%, 8–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 71 | 73,821 |
| 6.5%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 117 | 121,292 |
| 6.5%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51 | 53,154 |
| 6.0%, 10–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 165 | 168,534 |
| 6.5%, 10–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 165 | 171,045 |
| 6%, 11–1–32  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 174 | 178,289 |
| 6.0%, 3–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 128 | 130,599 |
| 5.5%, 4–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 203 | 203,630 |
| 6.0%, 4–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 295 | 300,004 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154 | 153,966 |
| 5.5%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 217 | 217,755 |
| 5.5%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83 | 83,234 |
| 5.5%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 213 | 214,013 |
| 5.5%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 69 | 69,096 |
| 5.0%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83 | 81,185 |
| 5.5%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 192 | 192,336 |
| 5.5%, 10–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 330 | 329,794 |
| 5.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,630 | 1,629,800 |
| 6.0%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,462 | 1,487,284 |
| 5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 239 | 239,271 |
| 5.0%, 5–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59 | 57,407 |
| 5.0%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 229 | 224,671 |
| 5.0%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 | 107,430 |
| 5.0%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 99 | 96,608 |
| Government National Mortgage Association Agency<br>    REMIC/CMO (Interest Only),<br>    0.979%, 6–17–45  . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,233 | 318,744 |
| Government National Mortgage Association Fixed<br>    Rate Pass-Through Certificates,<br>    5.0%, 11–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,187 | 1,176,049 |
| | | **15,884,283** |
| **Treasury Inflation Protected Obligation – 2.10%** | | |
| United States Treasury Notes,<br>    1.875%, 7–15–13 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | **1,186,016** |

See Notes to Schedule of Investments on page 39.

# The Investments of Ivy Bond Fund

*September 30, 2005*

| UNITED STATES GOVERNMENT AND<br>GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal<br>Amount in<br>Thousands | Value |
|---|---|---|
| **Treasury Obligations – 12.17%** | | |
| United States Treasury Bond, | | |
| 5.375%, 2–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 570 | $ 638,578 |
| United States Treasury Notes: | | |
| 1.875%, 1–31–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 575 | 571,451 |
| 2.5%, 10–31–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | 540,611 |
| 2.25%, 2–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 97,465 |
| 3.625%, 6–30–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 495,234 |
| 3.375%, 10–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,390 | 4,254,358 |
| 4.25%, 11–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260 | 258,142 |
| | | 6,855,839 |
| **TOTAL UNITED STATES GOVERNMENT AND** | | |
| **GOVERNMENT AGENCY OBLIGATIONS- 46.53%** | | **$26,219,838** |
| (Cost: $26,387,074) | | |
| | | |
| **SHORT-TERM SECURITIY – 2.29%** | | |
| | | |
| **United States Government Agency Obligation** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 3.18%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,293 | **$ 1,292,772** |
| (Cost: $1,292,772) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 100.73%** | | **$56,762,607** |
| (Cost: $57,188,896) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.73%)** | | (410,130) |
| | | |
| **NET ASSETS – 100.00%** | | **$56,352,477** |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: REMIC – Real Estate Mortgage Investment Conduit; CMO – Collateralized Mortgage Obligation.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $8,204,309 or 14.56% of net assets.

(B) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY BOND FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $57,189) (Notes 1 and 3) . . . . . . . . | $56,763 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 472 |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 172 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 114 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,540 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 911 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 |
| Due to custodian . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
| Dividends payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,188 |
|       Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $56,352 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . | $56,796 |
| Accumulated undistributed loss: | |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (18) |
|     Net unrealized depreciation in value of investments. . . . . . . . . . . . . . . . | (426) |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $56,352 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.52 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.52 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.52 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10.52 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,143 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 105 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 105 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |

See Notes to Financial Statements.

# Statement of Operations

## IVY BOND FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization | $1,372 |
|     Dividends | 17 |
|         Total income | 1,389 |
| Expenses (Note 2): | |
|     Investment management fee | 142 |
|     Service fee: | |
|         Class A | 64 |
|         Class B | 1 |
|         Class C | 1 |
|         Class Y | —* |
|     Shareholder servicing: | |
|         Class A | 46 |
|         Class B | 3 |
|         Class C | 2 |
|         Class Y | —* |
|     Registration fees | 25 |
|     Accounting services fee | 22 |
|     Audit fees | 12 |
|     Custodian fees | 7 |
|     Distribution fee: | |
|         Class A | 1 |
|         Class B | 4 |
|         Class C | 3 |
|     Legal fees | —* |
|     Other | 14 |
|         Total expenses | 347 |
|         Net investment income | 1,042 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 153 |
| Unrealized depreciation in value of investments during the period | (183) |
|     Net loss on investments | (30) |
|         Net increase in net assets resulting from operations | $1,012 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY BOND FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 1,042 | $ 1,376 |
| Realized net gain on investments . . . . . . . . . . . . . . | 153 | 89 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . | (183) | (998) |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . | 1,012 | 467 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,017) | (1,367) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13) | (12) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (12) | (7) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1) | (1) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (1,043) | (1,387) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | 5,660 | 28,126 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,629 | 27,206 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 50,723 | 23,517 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $56,352 | $50,723 |
| Undistributed net investment income . . . . . . . . . . | $ — | $ 1 |

(1)See "Financial Highlights" on pages 43 - 46.

See Notes to Financial Statements.

# Financial Highlights

## IVY BOND FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended September 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . . . | $10.52 | $10.83 | $10.73 | $10.57 | $10.30 | $ 9.60 | $9.71 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income . . . | 0.20 | 0.41 | 0.23 | 0.45 | 0.52 | 0.58 | 0.58 |
| Net realized and unrealized gain (loss) on investments. . . . . . . | 0.00 | (0.30) | 0.09 | 0.15 | 0.27 | 0.70 | (0.11) |
| Total from investment operations . . . . . . . . . . . . . | 0.20 | 0.11 | 0.32 | 0.60 | 0.79 | 1.28 | 0.47 |
| Less distributions from: | | | | | | | |
| Net investment income . . . | (0.20) | (0.42) | (0.22) | (0.44) | (0.52) | (0.58) | (0.58) |
| Capital gains . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.20) | (0.42) | (0.22) | (0.44) | (0.52) | (0.58) | (0.58) |
| Net asset value, end of period . . . . . . . . . . . | $10.52 | $10.52 | $10.83 | $10.73 | $10.57 | $10.30 | $9.60 |
| Total return[1] . . . . . . . . . . . . . | 1.99% | 1.04% | 3.03% | 5.84% | 7.90% | 13.68% | 5.04% |
| Net assets, end of period (in millions) . . . . . . . . . . . | $54 | $49 | $23 | $18 | $17 | $16 | $15 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . | 1.25%[2] | 1.17% | 1.46%[2][3] | 1.15% | 1.15% | 1.15% | 1.15% |
| Ratio of net investment income to average net assets including reimbursement . . . . . . . . | 3.89%[2] | 3.84% | 4.53%[2][3] | 4.25% | 5.07% | 5.77% | 6.08% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . | — | 1.43% | 2.36%[2][3] | 2.01% | 1.92% | 1.99% | 1.84% |
| Ratio of net investment income to average net assets excluding reimbursement . . . . . . . . | — | 3.58% | 3.64%[2][3] | 3.39% | 4.30% | 4.93% | 5.39% |
| Portfolio turnover rate. . . . . . . | 73% | 200% | 78% | 119% | 148% | 252% | 191% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 1.15% of average net assets.

See Notes to Financial Statements.

# Financial Highlights

## IVY BOND FUND

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $10.52 | $10.83 | $10.64 |
| Income (loss) from investment operations: | | | |
|     Net investment income . . . . . . . . . . . . . . . . . | 0.14 | 0.28 | 0.11 |
|     Net realized and unrealized gain | | | |
|       (loss) on investments. . . . . . . . . . . . . . . | 0.00 | (0.31) | 0.19 |
| Total from investment operations . . . . . . . . . . . | 0.14 | (0.03) | 0.30 |
| Less distributions from: | | | |
|     Net investment income . . . . . . . . . . . . . . . . . | (0.14) | (0.28) | (0.11) |
|     Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.14) | (0.28) | (0.11) |
| Net asset value, end of period . . . . . . . . . . . . . | $10.52 | $10.52 | $10.83 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.40% | −0.23% | 2.77% |
| Net assets, end of period (in thousands) . . . . . . | $1,106 | $744 | $287 |
| Ratio of expenses to average net assets. . . . . . | 2.41%[2] | 2.45% | 2.76%[2] |
| Ratio of net investment income to | | | |
|     average net assets . . . . . . . . . . . . . . . . . . . . | 2.73%[2] | 2.63% | 3.04%[2] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . . . . . | 73% | 200% | 78%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY BOND FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $10.52 | $10.83 | $10.64 |
| Income (loss) from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | 0.15 | 0.27 | 0.11 |
|    Net realized and unrealized gain | | | |
|      (loss) on investments. . . . . . . . . . . . . . . | 0.00 | (0.31) | 0.19 |
| Total from investment operations . . . . . . . . . . . | 0.15 | (0.04) | 0.30 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | (0.15) | (0.27) | (0.11) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . | (0.15) | (0.27) | (0.11) |
| Net asset value, end of period . . . . . . . . . . . . . | $10.52 | $10.52 | $10.83 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.43% | −0.40% | 2.77% |
| Net assets, end of period (in thousands) . . . . . . | $1,106 | $547 | $115 |
| Ratio of expenses to average net assets . . . . . . | 2.33%[2] | 2.59% | 2.61%[2] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . | 2.80%[2] | 2.47% | 3.09%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . | 73% | 200% | 78%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY BOND FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $10.52 | $10.83 | $10.64 |
| Income (loss) from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | 0.20 | 0.39 | 0.13 |
|    Net realized and unrealized gain | | | |
|      (loss) on investments. . . . . . . . . . . . . . . | 0.00 | (0.31) | 0.19 |
| Total from investment operations . . . . . . . . . . . | 0.20 | 0.08 | 0.32 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | (0.20) | (0.39) | (0.13) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.20) | (0.39) | (0.13) |
| Net asset value, end of period . . . . . . . . . . . . . | $10.52 | $10.52 | $10.83 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.93% | 0.75% | 3.03% |
| Net assets, end of period (in thousands) . . . . . . | $26 | $34 | $25 |
| Ratio of expenses to average net assets. . . . . . | 1.37%[2] | 1.46% | 1.54%[2] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . | 3.79%[2] | 3.65% | 3.99%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . | 73% | 200% | 78%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY CASH RESERVES FUND

### Portfolio Highlights

On September 30, 2005, Ivy Cash Reserves Fund had net assets totaling $5,120,204.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Corporate Obligations – Notes ........... | $34.99 |
| Municipal Obligations – Taxable........... | $28.41 |
| Corporate Obligations – Commercial Paper ................. | $18.62 |
| United States Government Agency Obligations and Cash and Cash Equivalents .................... | $15.54 |
| Corporate Obligations – Certificates of Deposit ............... | $ 2.44 |

# The Investments of Ivy Cash Reserves Fund

*September 30, 2005*

| CORPORATE OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Certificate of Deposit – 2.44%** | | |
|   **Banks** | | |
|   Citibank, N.A., | | |
|     3.77%, 11–22–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $125 | **$ 125,000** |
| | | |
| **Commercial Paper** | | |
|   **Finance Companies – 11.80%** | | |
|   Ciesco, LLC, | | |
|     3.6%, 10–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 249,850 |
|   PACCAR Financial Corp., | | |
|     3.49%, 1–19–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 257 | 254,259 |
|   Vehicle Services of America Ltd. | | |
|     (Bank of America, N.A.), | | |
|     3.72%, 10–13–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 99,876 |
| | | 603,985 |
|   **Multiple Industry – 4.38%** | | |
|   General Electric Capital Corporation, | | |
|     3.64%, 10–26–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 225 | **224,431** |
| | | |
|   **Security and Commodity Brokers – 2.44%** | | |
|   UBS Finance Delaware LLC (UBS AG), | | |
|     3.3%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | **124,977** |
| **Total Commercial Paper – 18.62%** | | 953,393 |
| | | |
| **Notes** | | |
|   **Banks – 5.05%** | | |
|   Bank of New York Company Inc. (The), | | |
|     2.2%, 5–12–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 160 | 158,542 |
|   Wells Fargo & Company, | | |
|     3.75813%, 10–17–05 . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,000 |
| | | 258,542 |
|   **Business Equipment and Services – 3.13%** | | |
|   Berkeley Hills Country Club, Inc., Incremental | | |
|     Taxable Variable Rate Demand Bonds, | | |
|     Series 2000 (Wachovia Bank, N.A.), | | |
|     3.91%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 160 | **160,000** |

See Notes to Schedule of Investments on page 51.

# The Investments of Ivy Cash Reserves Fund

*September 30, 2005*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes** (Continued) | | |
| **Computers – Main and Mini – 1.95%** | | |
| International Business Machines Corporation, | | |
| 3.6725%, 10–11–05 . . . . . . . . . . . . . . . . . . . . . . . . . . | $100 | $ 100,000 |
| | | |
| **Finance Companies – 7.32%** | | |
| Caterpillar Financial Services Corp., | | |
| 2.65%, 1–30–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 149,522 |
| Park Street Properties I, LLC, Taxable Variable | | |
| Rate Demand Notes, Series 2004 | | |
| (University of Wisconsin – Madison Projects), | | |
| (U.S. Bank, National Association), | | |
| 3.79%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 125,000 |
| Unilever Capital Corporation, | | |
| 6.875%, 11–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,323 |
| | | 374,845 |
| **Health Care – Drugs – 4.88%** | | |
| Lilly (Eli) and Company, | | |
| 3.66%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 250,000 |
| | | |
| **Multiple Industry – 4.88%** | | |
| The Salvation Army, Taxable Multi-Modal Revenue | | |
| Bonds, Series 2005A (The Bank of New York), | | |
| 3.82%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 250,000 |
| | | |
| **Retail – General Merchandise – 4.94%** | | |
| Wal-Mart Stores, Inc., | | |
| 5.586%, 6–1–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 252,957 |
| | | |
| **Retail – Specialty Stores – 2.84%** | | |
| El Dorado Enterprises of Miami, Inc., | | |
| Taxable Variable Rate Demand Bonds, | | |
| Series 1999 (Wachovia Bank, N.A.), | | |
| 3.91%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 145,000 |
| **Total Notes – 34.99%** | | 1,791,344 |
| **TOTAL CORPORATE OBLIGATIONS – 56.05%** | | $2,869,737 |
| (Cost: $2,869,737) | | |

See Notes to Schedule of Investments on page 51.

# The Investments of Ivy Cash Reserves Fund

*September 30, 2005*

| MUNICIPAL OBLIGATIONS – TAXABLE | Principal Amount in Thousands | Value |
|---|---|---|
| **California – 10.74%** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Air Products and Chemicals, Inc./Wilmington Facility), Taxable Series 1997A, 3.71%, 11–2–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 250 | $ 250,000 |
| County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 3.85%, 10–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 300,000 |
| | | **550,000** |
| **Florida – 2.64%** | | |
| University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.), 3.8%, 10–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 | **135,000** |
| **Maryland – 5.66%** | | |
| Mayor and City Council of Baltimore (City of Baltimore, Maryland), General Obligation Bonds, Consolidated Public Improvement Refunding Bonds, Series 2003C (Variable Rate Demand/Taxable), (Financial Security Assurance Inc.), 3.84%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 290 | **290,000** |
| **New York – 3.51%** | | |
| The City of New York, General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Bayerische Landesbank Girozentrale, New York Branch), 3.71%, 11–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,000 |
| Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, N.A.), 3.84%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80 | 80,000 |
| | | **180,000** |
| **Texas – 3.91%** | | |
| Gulf Coast Waste Disposal Authority, Pollution Control Revenue Bonds (Amoco Oil Company Project), Taxable Series 1995, 3.66%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | **200,000** |

See Notes to Schedule of Investments on page 51.

# The Investments of Ivy Cash Reserves Fund

*September 30, 2005*

| MUNICIPAL OBLIGATIONS – TAXABLE (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Washington – 1.95%** | | |
| Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Columbia Heights Retirement Project), Series 2004 B (Wells Fargo Bank, N.A.), 3.87%, 10–3–05 .............................. | $100 | **$ 100,000** |
| **TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 28.41%** | | **$1,455,000** |
| (Cost: $1,455,000) | | |
| **UNITED STATES GOVERNMENT AGENCY OBLIGATIONS** | | |
| Federal Home Loan Bank, 3.6809%, 10–13–05 ............................. | 100 | 100,000 |
| Federal National Mortgage Association, 4.05%, 8–14–06 ................................ | 170 | 170,000 |
| Overseas Private Investment Corporation: | | |
| 3.8%, 10–5–05 ................................. | 210 | 210,000 |
| 3.84%, 10–5–05 ................................ | 384 | 383,721 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 16.87%** | | **$ 863,721** |
| (Cost: $863,721) | | |
| **TOTAL INVESTMENT SECURITIES – 101.33%** | | **$5,188,458** |
| (Cost: $5,188,458) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.33%)** | | **(68,254)** |
| **NET ASSETS – 100.00%** | | **$5,120,204** |

**Notes to Schedule of Investments**

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

# Statement of Assets and Liabilities

## IVY CASH RESERVES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $5,188) (Note 1) . . . . . . . . . . . . . . . . | $5,188 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 |
| Receivables: | |
|    Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
|    Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,276 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 149 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Dividends payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 156 |
|        Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,120 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . . | $5,120 |
|    Net assets applicable to outstanding units of capital . . . . . . . . . . . . . . . . | $5,120 |
| Net asset value per share (net assets divided by shares outstanding): | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1.00 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1.00 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1.00 |
| Capital shares outstanding: | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,809 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,238 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |

See Notes to Financial Statements.

# Statement of Operations

**IVY CASH RESERVES FUND**
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $91 |
| Expenses (Note 2): | |
|     Registration fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 |
|     Shareholder servicing: | |
|         Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
|         Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
|         Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
|     Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
|     Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
|     Prospectus printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
|     Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
|     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
|         Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68 |
|       Less expenses in excess of contractual limit (Note 2) . . . . . . . . . . . . . . | (33) |
|         Total expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
|           Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56 |
|             Net increase in net assets resulting from operations . . . . . . . . . . | $56 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY CASH RESERVES FUND**
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 56 | $ 53 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . . . | 56 | 53 |
| Distributions to shareholders from net investment income (Note 1F):[1] | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (42) | (39) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13) | (13) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1) | (1) |
| | (56) | (53) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . | (715) | (3,087) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (715) | (3,087) |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,835 | 8,922 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,120 | $5,835 |
| Undistributed net investment income . . . . . . . . . . . . | $ — | $ — |

(1)See "Financial Highlights" on pages 55 - 57.

# Financial Highlights

## IVY CASH RESERVES FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income. . . . | 0.01 | 0.01 | 0.00* | 0.00* | 0.01[1] | 0.03 | 0.05 |
| Less dividends declared . . | (0.01) | (0.01) | (0.00)* | (0.00)* | (0.01) | (0.03) | (0.05) |
| Net asset value, end of period . . . . . . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return . . . . . . . . . . . . . | 1.01% | 0.78% | 0.07% | 0.33% | 0.78% | 3.12% | 5.37% |
| Net assets, end of period (in millions) . . . . . . . . . . | $4 | $4 | $6 | $6 | $15 | $13 | $20 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . | 1.25%[2] | 0.94% | 0.85%[2] | 0.85% | 0.88% | 0.87% | 0.85% |
| Ratio of net investment income to average net assets including reimbursement . . . . . . . | 2.00%[2] | 0.77% | 0.29%[2] | 0.35% | 0.78% | 3.12% | 5.38% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . | 2.47%[2] | 2.09% | 2.36%[2] | 1.80% | 1.73% | 1.59% | 1.52% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . | 0.78%[2] | –0.38% | –1.22%[2] | –0.60% | –0.07% | 2.40% | 4.71% |

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CASH RESERVES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income. . . . | 0.01 | 0.01 | 0.00* | 0.00* | 0.01[1] | 0.03 | 0.05 |
| Less dividends declared . . | (0.01) | (0.01) | (0.00)* | (0.00)* | (0.01) | (0.03) | (0.05) |
| Net asset value, end of period . . . . . . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return . . . . . . . . . . . . . | 1.01% | 0.78% | 0.07% | 0.36% | 0.85% | 3.19% | 5.35% |
| Net assets, end of period (in millions) . . . . . . . . . . | $1 | $1 | $3 | $3 | $6 | $7 | $6 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . | 1.25%[2] | 0.92% | 0.85%[2] | 0.83% | 0.80% | 0.80% | 0.87% |
| Ratio of net investment income to average net assets including reimbursement . . . . . . . | 2.00%[2] | 0.72% | 0.29%[2] | 0.38% | 0.85% | 3.19% | 5.36% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . | 2.25%[2] | 1.84% | 2.32%[2] | 1.77% | 1.65% | 1.52% | 1.54% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . | 1.01%[2] | –0.20% | –1.18%[2] | –0.56% | 0.00% | 2.47% | 4.69% |

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CASH RESERVES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $ 1.00 |
| Net investment income. . . | 0.01 | 0.01 | 0.00* | 0.00* | 0.01[1] | 0.03 | 0.05 |
| Less dividends declared . | (0.01) | (0.01) | (0.00)* | (0.00)* | (0.01) | (0.03) | (0.05) |
| Net asset value, end of period . . . . . . . | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $ 1.00 |
| Total return . . . . . . . . . . . . | 1.01% | 0.78% | 0.07% | 0.40% | 0.74% | 3.10% | 5.65% |
| Net assets, end of period (in thousands) . . . . . . . | $73 | $90 | $167 | $184 | $813 | $519 | $1,975 |
| Ratio of expenses to average net assets including reimbursement . . . . . . | 1.25%[2] | 0.94% | 0.85%[2] | 0.72% | 0.84% | 0.88% | 0.72% |
| Ratio of net investment income to average net assets including reimbursement . . . . . . | 1.98%[2] | 0.77% | 0.29%[2] | 0.52% | 0.82% | 3.10% | 5.51% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . | 2.85%[2] | 2.60% | 3.91%[2] | 1.66% | 1.69% | 1.60% | 1.39% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . | 0.38%[2] | –0.89% | –2.77%[2] | –0.42% | –0.03% | 2.38% | 4.84% |

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY CUNDILL GLOBAL VALUE FUND

### Portfolio Highlights

On September 30, 2005, Ivy Cundill Global Value Fund had net assets totaling $681,753,795 invested in a diversified portfolio of:

| | |
|---|---|
| 80.19% | Common Stocks |
| 19.81% | Cash and Cash Equivalents and Unrealized Gain (Loss) on Open Forward Currency Contracts |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . . | $55.14 |
| Cash and Cash Equivalents and Unrealized Gain (Loss) on Open Forward Currency Contracts . . . . . . . . . . . . . . . . . | $19.81 |
| United States . . . . . . . . . . . . . . . . . . . . . . . . | $11.24 |
| Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.63 |
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.99 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.19 |



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $21.51 |
| Cash and Cash Equivalents and Unrealized Gain (Loss) on Open Forward Currency Contracts . . . . . . . . . . . . . . . . . | $19.81 |
| Consumer Services Stocks . . . . . . . . . . . . . | $15.50 |
| Consumer Nondurables Stocks . . . . . . . . . . | $14.82 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 5.69 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . . . | $ 5.58 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 4.35 |
| Business Equipment and Services Stocks . | $ 3.55 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . . | $ 3.49 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . . . | $ 2.96 |
| Consumer Durables Stocks . . . . . . . . . . . . . | $ 2.74 |

# The Investments of Ivy Cundill Global Value Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Bermuda – 1.19%** | | |
| Guoco Group Limited (A) . . . . . . . . . . . . . . . . . . . . . . . | 800,000 | $  8,116,121 |
| | | |
| **Canada – 6.63%** | | |
| Fairfax Financial Holdings Limited (A) . . . . . . . . . . . . . | 187,000 | 32,391,674 |
| Legacy Hotels Real Estate Investment Trust (A) . . . . . . | 1,371,200 | 8,255,268 |
| Legacy Hotels Real Estate Investment Trust (A)(B) . . . | 753,900 | 4,538,832 |
| | | 45,185,774 |
| **Germany – 2.34%** | | |
| Henkel Kommanditgesellschaft auf Aktien (A). . . . . . . . | 86,525 | 7,344,695 |
| Munchener Ruckversicherungs-Gesellschaft (A) . . . . . | 75,184 | 8,585,261 |
| | | 15,929,956 |
| **Hong Kong – 3.41%** | | |
| CITIC Pacific Limited (A) . . . . . . . . . . . . . . . . . . . . . . . | 2,000,000 | 5,594,658 |
| First Pacific Company Limited (A)* . . . . . . . . . . . . . . . | 51,290,000 | 17,686,435 |
| | | 23,281,093 |
| **Italy – 3.65%** | | |
| Italmobiliare S.p.A., Non-Convertible Savings | | |
|    Shar (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 472,111 | 24,883,885 |
| | | |
| **Japan – 39.84%** | | |
| AIFUL Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 47,550 | 3,983,619 |
| Asatsu-DK Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 776,800 | 24,224,746 |
| Coca-Cola West Japan Company Limited (A) . . . . . . . . | 1,132,500 | 25,340,704 |
| Kirin Brewery Company, Limited (A) . . . . . . . . . . . . . . | 3,000,000 | 33,035,282 |
| Lion Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500,000 | 15,328,371 |
| Mabuchi Motor Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . | 483,000 | 23,827,688 |
| Nikko Cordial Corporation (A) . . . . . . . . . . . . . . . . . . . | 3,050,000 | 35,278,597 |
| Nintendo Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 160,300 | 18,696,842 |
| Nippon Television Network Corporation (A) . . . . . . . . . | 180,000 | 27,702,066 |
| NIPPONKOA Insurance Company, Limited (A) . . . . . . . | 1,900,000 | 14,645,642 |
| TV Asahi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 6,612 | 16,833,617 |
| Takefuji Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . | 420,180 | 32,758,605 |
| | | 271,655,779 |
| **Malaysia – 1.93%** | | |
| Arab-Malaysian Corporation Berhad (A)* . . . . . . . . . . . | 45,057,700 | 13,150,297 |
| | | |
| **Singapore – 3.36%** | | |
| Singapore Press Holdings Limited (A). . . . . . . . . . . . . | 8,382,000 | 22,885,668 |

See Notes to Schedule of Investments on page 61.

# The Investments of Ivy Cundill Global Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **South Korea – 6.60%** | | |
| Dongwon Financial Holding Co., Ltd. (A) . . . . . . . . . . . | 371,000 | $  10,855,238 |
| Korea Electric Power Corporation (A) . . . . . . . . . . . . . | 200,000 | 6,830,391 |
| Korea Tobacco & Ginseng Corporation (A) . . . . . . . . . | 630,000 | 27,317,728 |
| | | 45,003,357 |
| **United States – 11.24%** | | |
| DIRECTV Group, Inc. (The)* . . . . . . . . . . . . . . . . . . . . | 1,700,000 | 25,466,000 |
| Liberty Global, Inc., Series A* . . . . . . . . . . . . . . . . . . . | 293,751 | 7,956,246 |
| Liberty Global, Inc., Series C* . . . . . . . . . . . . . . . . . . . | 293,751 | 7,565,557 |
| Liberty Media Corporation, Class A* . . . . . . . . . . . . . . | 1,587,000 | 12,775,350 |
| MCI, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900,000 | 22,846,500 |
| | | 76,609,653 |
| **TOTAL COMMON STOCKS – 80.19%** | | **$546,701,583** |
| (Cost: $468,093,914) | | |

| UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 1.69% | Face Amount in Thousands | |
|---|---|---|
| Euro, 10–7–05 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | EUR11,212 | 672,232 |
| Euro, 1–27–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,737 | (68,988) |
| Japanese Yen, 10–7–05 (C). . . . . . . . . . . . . . . . . . . . . | JPY11,672,831 | 8,954,835 |
| Japanese Yen, 1–27–06 (C). . . . . . . . . . . . . . . . . . . . . | 11,657,210 | 1,317,755 |
| Singapore Dollar, 10–7–05 (C) . . . . . . . . . . . . . . . . . . | SGD13,960 | 207,698 |
| Singapore Dollar, 1–27–06 (C) . . . . . . . . . . . . . . . . . . | 19,942 | 36,996 |
| South Korean Won, 10–7–05 (C). . . . . . . . . . . . . . . . . | KRW11,381,698 | 377,257 |
| South Korean Won, 1–27–06 (C). . . . . . . . . . . . . . . . . | 25,522,840 | 42,136 |
| | | $  11,539,921 |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Repurchase Agreement – 4.19%** | | |
| J.P. Morgan Securities Inc., 2.75% Repurchase Agreement dated 9–30–05 to be repurchased at $28,557,543 on 10–3–05 (D) . . . . . . . . . . . . . . . . . | $28,551 | **28,551,000** |

See Notes to Schedule of Investments on page 61.

*September 30, 2005*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **United States Government Securities** | | |
| **Treasury Obligations – 16.81%** | | |
| United States Treasury Bills: | | |
| 3.13%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . | $25,000 | $ 24,989,132 |
| 3.025%, 10–20–05 . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,984,035 |
| 3.08%, 10–20–05 . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,983,745 |
| 3.375%, 11–3–05 . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,969,062 |
| 3.265%, 11–17–05 . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,936,061 |
| 3.32%, 11–17–05 . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,913,311 |
| 3.31%, 11–25–05 . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,924,146 |
| 3.37%, 12–29–05 . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,916,686 |
| | | 114,616,178 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 21.00%** | | **$143,167,178** |
| (Cost: $143,167,178) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 102.88%** | | **$701,408,682** |
| (Cost: $611,261,092) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.88%)** | | **(19,654,887**) |
| | | |
| **NET ASSETS – 100.00%** | | **$681,753,795** |

**Notes to Schedule of Investments**

 *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of this security amounted to 0.67% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro, JPY – Japanese Yen, KRW – Korean Won, SGD – Singapore Dollar).

(D) Collateralized by $28,255,283 United States Treasury Note, 6.5% due 10–15–06; market value and accrued interest aggregate $29,107,557.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY CUNDILL GLOBAL VALUE FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (Notes 1 and 3): | |
| Securities (cost – $582,710) | $672,858 |
| Repurchase agreement (cost – $28,551) | 28,551 |
| | 701,409 |
| Receivables: | |
| Fund shares sold | 7,210 |
| Dividends and interest | 1,313 |
| Prepaid and other assets | 56 |
| Total assets | 709,988 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 26,447 |
| Payable to Fund shareholders | 710 |
| Accrued management fee (Note 2) | 515 |
| Accrued shareholder servicing (Note 2) | 188 |
| Accrued service fee (Note 2) | 133 |
| Accrued distribution fee (Note 2) | 116 |
| Due to custodian | 42 |
| Accrued accounting services fee (Note 2) | 9 |
| Accrued administrative fee (Note 2) | 6 |
| Other | 68 |
| Total liabilities | 28,234 |
| Total net assets | $681,754 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) | $586,239 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment loss | (1,268) |
| Accumulated undistributed net realized gain on investment transactions | 6,638 |
| Net unrealized appreciation in value of investments | 90,145 |
| Net assets applicable to outstanding units of capital | $681,754 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $14.99 |
| Class B | $14.65 |
| Class C | $14.61 |
| Class Y | $15.06 |
| Advisor Class | $15.01 |
| Class I | $14.91 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 31,200 |
| Class B | 3,309 |
| Class C | 10,198 |
| Class Y | 894 |
| Advisor Class | 207 |
| Class I | 2 |

See Notes to Financial Statements.

# Statement of Operations

## IVY CUNDILL GLOBAL VALUE FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $349) . . . . . . . . . . . . . . . . | $ 3,653 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,006 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,659 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,741 |
| Shareholder servicing: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 618 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 93 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 136 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
|     Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|     Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Service fee: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 420 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 52 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 148 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Distribution fee: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 157 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 445 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 74 |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 |
| Administrative fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 173 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,238 |
|     Less expenses in excess of voluntary limit (Note 2) . . . . . . . . . . . . | (18) |
|     Total expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,220 |
|     Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 439 |

**REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,168 |
| Realized net gain on foreign currency transactions . . . . . . . . . . . . . . . . . . . . | 163 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,331 |
| Unrealized appreciation in value of securities during the period . . . . . . . . . . | 33,615 |
| Unrealized appreciation in value of forward currency contracts during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,348 |
| Unrealized appreciation in value of investments during the period . . . . . . | 40,963 |
| Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51,294 |
|     Net increase in net assets resulting from operations . . . . . . . . . . . | $51,733 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY CUNDILL GLOBAL VALUE FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . | $ 439 | $ (356) |
| Realized net gain (loss) on investments . . . . . . . . | 10,331 | (3,283) |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . | 40,963 | 36,619 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | 51,733 | 32,980 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (1,187) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (76) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (27) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (1) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (1,291) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . | 162,533 | 336,235 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 214,266 | 367,924 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 467,488 | 99,564 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $681,754 | $ 467,488 |
| Undistributed net investment loss . . . . . . . . . . . . | $ (1,268) | $ (1,870) |

(1)See "Financial Highlights" on pages 65 - 70.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, 2003 | 2002 | For the period from 9-4-01[1] to 12-31-01 |
|---|---|---|---|---|---|---|
| Net asset value, beginning of period . . . . . | $13.79 | $12.57 | $11.41 | $ 8.39 | $9.64 | $10.15 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) . . . . . . . | 0.03 | 0.04 | 0.01 | 0.01 | (0.00)[2] | 0.01 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.17 | 1.25 | 1.15 | 3.05 | (1.17) | (0.23) |
| Total from investment operations . . . . . . . . . . . | 1.20 | 1.29 | 1.16 | 3.06 | (1.17) | (0.22) |
| Less distributions from: | | | | | | |
| Net investment income . . . | (0.00) | (0.07) | (0.00) | (0.04) | (0.00) | (0.02) |
| Capital gains . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.27) |
| Total distributions . . . . . . . . | (0.00) | (0.07) | (0.00) | (0.04) | (0.08) | (0.29) |
| Net asset value, end of period . . . . . . . . . | $14.99 | $13.79 | $12.57 | $11.41 | $8.39 | $ 9.64 |
| Total return[3] . . . . . . . . . . . . | 8.70% | 10.29% | 10.17% | 36.43% | –12.17% | –2.07% |
| Net assets, end of period (in thousands) . . . . . . . . | $467,657 | $320,750 | $58,678 | $29,530 | $1,403 | $213 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . | 1.68%[4] | 1.74% | 1.70%[4] | 2.05% | 2.28% | 4.47%[4] |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . | 0.35%[4] | 0.08% | –0.09%[4] | 0.18% | 0.02% | 0.94%[4] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . | — | — | 1.84%[4] | 2.21% | 4.97% | 31.77%[4] |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . . | — | — | –0.23%[4] | 0.02% | –2.67% | –26.36%[4] |
| Portfolio turnover rate . . . . . . | 5% | 5% | 1% | 24% | 122% | 57%[5] |

(1) Commencement of operations of the class.
(2) Based on average shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the 12 months ended December 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, 2003 | 2002 | For the period from 9-26-01[1] to 12-31-01 |
|---|---|---|---|---|---|---|
| Net asset value, beginning of period . . . . . | $13.54 | $12.38 | $11.26 | $ 8.32 | $9.61 | $9.26 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) . . . . . . . | (0.02) | (0.01) | (0.02) | (0.06) | (0.05)[2] | 0.01 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.13 | 1.17 | 1.14 | 3.00 | (1.16) | 0.62 |
| Total from investment operations . . . . . . . . . . . | 1.11 | 1.16 | 1.12 | 2.94 | (1.21) | 0.63 |
| Less distributions from: | | | | | | |
| Net investment income . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) |
| Capital gains . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.26) |
| Total distributions . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.28) |
| Net asset value, end of period . . . . . . . . . . | $14.65 | $13.54 | $12.38 | $11.26 | $8.32 | $9.61 |
| Total return . . . . . . . . . . . . . . | 8.20% | 9.37% | 9.95% | 35.34% | –12.62% | 6.91% |
| Net assets, end of period (in millions) . . . . . . . . . . . | $49 | $37 | $12 | $7 | $2 | $1 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . | 2.56%[3] | 2.62% | 2.52%[3] | 3.20% | 2.84% | 6.04%[3] |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . | –0.52%[3] | –0.86% | –1.31%[3] | –1.13% | –0.54% | 0.60%[3] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . | — | — | 2.67%[3] | 3.36% | 5.53% | 39.53%[3] |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . . | — | — | –1.46%[3] | –1.29% | –3.23% | –32.89%[3] |
| Portfolio turnover rate . . . . . . | 5% | 5% | 1% | 24% | 122% | 57%[4] |

(1)Commencement of operations of the class.
(2)Based on average shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, 2003 | 2002 | For the period from 10-19-01[1] to 12-31-01 |
|---|---|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . | $13.48 | $12.30 | $11.19 | $ 8.26 | $9.57 | $9.44 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) . . . . . . . | (0.00) | (0.02) | (0.01) | (0.03) | (0.07)[2] | 0.01 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.13 | 1.20 | 1.12 | 2.96 | (1.16) | 0.40 |
| Total from investment operations. . . . . . . . . . . . | 1.13 | 1.18 | 1.11 | 2.93 | (1.23) | 0.41 |
| Less distributions from: | | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) |
| Capital gains . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.26) |
| Total distributions . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.28) |
| Net asset value, end of period . . . . . . . . . | $14.61 | $13.48 | $12.30 | $11.19 | $8.26 | $9.57 |
| Total return . . . . . . . . . . . . . . | 8.38% | 9.59% | 9.92% | 35.47% | –12.88% | 4.44% |
| Net assets, end of period (in thousands). . . . . . . . . | $148,955 | $96,375 | $23,840 | $11,235 | $446 | $30 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . | 2.33%[3] | 2.42% | 2.35%[3] | 2.93% | 3.10% | 7.71%[3] |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . . | –0.30%[3] | –0.62% | –1.09%[3] | –0.83% | –0.80% | 0.99%[3] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . | — | — | 2.50%[3] | 3.10% | 5.79% | 51.61%[3] |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . . . | — | — | –1.23%[3] | –1.00% | –3.49% | –42.91%[3] |
| Portfolio turnover rate . . . . . . . | 5% | 5% | 1% | 24% | 122% | 57%[4] |

(1) Commencement of operations of the class.
(2) Based on average shares outstanding.
(3) Annualized.
(4) For the 12 months ended December 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . | $13.82 | $12.58 | $11.40 | $ 9.84 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . | 0.06 | 0.07 | (0.01) | 0.02 |
| Net realized and unrealized gain on investments. . . . . . . . . | 1.18 | 1.29 | 1.19 | 1.58 |
| Total from investment operations . . . . . | 1.24 | 1.36 | 1.18 | 1.60 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . . . | (0.00) | (0.12) | (0.00) | (0.04) |
| Capital gains . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.00) | (0.12) | (0.00) | (0.04) |
| Net asset value, end of period . . . . . . . | $15.06 | $13.82 | $12.58 | $11.40 |
| Total return . . . . . . . . . . . . . . . . . . . . . | 8.97% | 10.90% | 10.35% | 16.28% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $13 | $10 | $2 | $1 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . . . . . . . | 1.17%[2] | 1.20% | 1.20%[2] | 1.76%[2] |
| Ratio of net investment income (loss) to average net assets including reimbursement. . . . . . . . | 0.86%[2] | 0.52% | –0.32%[2] | 0.55%[2] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . . . . . . . | 1.49%[2] | 1.56% | 1.80%[2] | 2.09%[2] |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . . | 0.54%[2] | 0.16% | –0.92%[2] | 0.22%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . | 5% | 5% | 1% | 24%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | For the period from 4-19-00[2] to 12-31-00 |
| | | | | 2003 | 2002 | 2001 | |
|---|---|---|---|---|---|---|---|
| Net asset value, beginning of period .... | $13.77 | $12.54 | $11.37 | $ 8.34 | $9.55 | $10.07 | $10.00 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ...... | 0.05 | 0.04 | (0.01) | (0.01) | 0.04[3] | 0.03 | 0.05 |
| Net realized and unrealized gain (loss) on investments ..... | 1.19 | 1.32 | 1.18 | 3.10 | (1.17) | (0.25) | 0.41 |
| Total from investment operations .......... | 1.24 | 1.36 | 1.17 | 3.09 | (1.13) | (0.22) | 0.46 |
| Less distributions from: | | | | | | | |
| Net investment income .. | (0.00) | (0.13) | (0.00) | (0.06) | (0.00) | (0.02) | (0.19) |
| Capital gains ......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.28) | (0.20) |
| Total distributions ....... | (0.00) | (0.13) | (0.00) | (0.06) | (0.08) | (0.30) | (0.39) |
| Net asset value, end of period ........ | $15.01 | $13.77 | $12.54 | $11.37 | $8.34 | $ 9.55 | $10.07 |
| Total return ............. | 9.01% | 10.86% | 10.29% | 37.11% | −11.86% | −2.13% | 4.66% |
| Net assets, end of period (in millions) .......... | $3 | $3 | $3 | $3 | $2 | $1 | $1 |
| Ratio of expenses to average net assets including reimbursement ....... | 1.15%[4] | 1.23% | 1.26%[4] | 2.12% | 1.83% | 1.40% | 1.95%[4] |
| Ratio of net investment income (loss) to average net assets including reimbursement ....... | 0.89%[4] | 0.41% | −0.17%[4] | −0.07% | 0.47% | 0.37% | 0.70%[4] |
| Ratio of expenses to average net assets excluding reimbursement ....... | — | — | 1.41%[4] | 2.28% | 4.52% | 10.30% | 19.15%[4] |
| Ratio of net investment loss to average net assets excluding reimbursement ....... | — | — | −0.32%[4] | −0.23% | −2.22% | −8.53% | −16.50%[4] |
| Portfolio turnover rate ..... | 5% | 5% | 1% | 24% | 122% | 57% | 53% |

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Based on average shares outstanding.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CUNDILL GLOBAL VALUE FUND
*Class I Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended 12-31-03 | For the period from 11-5-02[2] to 12-31-02 |
|---|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . | $13.70 | $12.49 | $11.33 | $ 8.31 | $ 8.85 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) . . . . . . . . . | (0.41) | 0.02 | (0.01) | 0.00 | 0.26 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . | 1.62 | 1.30 | 1.17 | 3.08 | (0.72) |
| Total from investment operations . . . . . . . . . . . . . . | 1.21 | 1.32 | 1.16 | 3.08 | (0.46) |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.11) | (0.00) | (0.06) | (0.00) |
| Capital gains . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) |
| Total distributions . . . . . . . . . . | (0.00) | (0.11) | (0.00) | (0.06) | (0.08) |
| Net asset value, end of period . . . . . . . . . . . . | $14.91 | $13.70 | $12.49 | $11.33 | $ 8.31 |
| Total return . . . . . . . . . . . . . . . . | 8.83% | 10.62% | 10.24% | 37.12% | −5.23% |
| Net assets, end of period (in thousands) . . . . . . . . . . . | $22 | $70 | $63 | $57 | $42 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . . | 1.31%[3] | 1.49% | 1.39%[3] | 2.03% | 11.51%[3] |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . . . | 0.75%[3] | 0.16% | −0.29%[3] | 0.03% | 2.96%[3] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . . | NA | NA | 1.53%[3] | 2.20% | 28.44%[3] |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . . . . | NA | NA | −0.44%[3] | −0.13% | −13.97%[3] |
| Portfolio turnover rate . . . . . . . . | 5% | 5% | 1% | 24% | 122%[4] |

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Annualized.
(4)For the 12 months ended December 31, 2002.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY DIVIDEND INCOME FUND

## Portfolio Highlights

On September 30, 2005, Ivy Dividend Income Fund had net assets totaling $65,796,685 invested in a diversified portfolio of:

| | |
|---|---|
| 89.89% | Common Stocks |
| 10.11% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $21.56 |
| Financial Services Stocks . . . . . . . . . . . . . . | $13.17 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $10.11 |
| Consumer Nondurables Stocks . . . . . . . . . | $ 8.42 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . . | $ 7.61 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 7.04 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . . | $ 6.57 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . . | $ 6.35 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 4.68 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 4.28 |
| Raw Materials Stocks. . . . . . . . . . . . . . . . . . | $ 3.66 |
| Transportation Stocks. . . . . . . . . . . . . . . . . . | $ 2.56 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 2.28 |
| Miscellaneous Stocks. . . . . . . . . . . . . . . . . . | $ 1.71 |

# The Investments of Ivy Dividend Income Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 3.36%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,350 | $  1,043,033 |
| Goodrich Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,250 | 720,525 |
| Lockheed Martin Corporation  . . . . . . . . . . . . . . . . . . . . . | 7,300 | 445,592 |
| | | 2,209,150 |
| **Aluminum – 0.59%** | | |
| Alcoa Incorporated. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,000 | 390,720 |
| **Banks – 1.25%** | | |
| Bank of America Corporation. . . . . . . . . . . . . . . . . . . . . . . | 19,500 | 820,950 |
| **Beverages – 1.41%** | | |
| Diageo plc, ADR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,950 | 925,260 |
| **Business Equipment and Services – 1.09%** | | |
| Genuine Parts Company . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,700 | 716,430 |
| **Capital Equipment – 3.72%** | | |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,150 | 1,183,813 |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,650 | 1,263,780 |
| | | 2,447,593 |
| **Chemicals – Petroleum and Inorganic – 1.21%** | | |
| Dow Chemical Company (The) . . . . . . . . . . . . . . . . . . . . . | 9,700 | 404,199 |
| du Pont (E.I.) de Nemours and Company . . . . . . . . . . . . . | 10,050 | 393,658 |
| | | 797,857 |
| **Chemicals – Specialty – 0.50%** | | |
| Air Products and Chemicals, Inc.  . . . . . . . . . . . . . . . . . . . | 5,950 | 328,083 |
| **Computers – Peripherals – 3.11%** | | |
| Microsoft Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,700 | 1,124,183 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . . | 21,350 | 925,096 |
| | | 2,049,279 |
| **Electrical Equipment – 0.59%** | | |
| Emerson Electric Co.   . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,400 | 387,720 |
| **Electronic Components – 1.14%** | | |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . . | 10,350 | 311,638 |
| Texas Instruments Incorporated. . . . . . . . . . . . . . . . . . . . . | 13,000 | 440,700 |
| | | 752,338 |

See Notes to Schedule of Investments on page 76.

# The Investments of Ivy Dividend Income Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Finance Companies – 3.00%** | | |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36,855 | **$ 1,976,902** |
| **Food and Related – 0.41%** | | |
| Campbell Soup Company . . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | **267,750** |
| **Health Care – Drugs – 2.56%** | | |
| Abbott Laboratories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,700 | 750,480 |
| Pfizer Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,500 | 936,375 |
| | | **1,686,855** |
| **Health Care – General – 0.99%** | | |
| Johnson & Johnson . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,250 | **648,620** |
| **Hospital Supply and Management – 2.80%** | | |
| Medtronic, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,100 | 1,345,862 |
| PacifiCare Health Systems, Inc.* . . . . . . . . . . . . . . . . . . . . | 6,250 | 498,625 |
| | | **1,844,487** |
| **Hotels and Gaming – 4.10%** | | |
| Harrah's Entertainment, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 14,450 | 941,995 |
| Starwood Hotels & Resorts Worldwide, Inc. . . . . . . . . . . . | 30,700 | 1,755,119 |
| | | **2,697,114** |
| **Household – General Products – 2.54%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . . | 18,000 | 950,220 |
| Procter & Gamble Company (The) . . . . . . . . . . . . . . . . . . | 12,100 | 719,466 |
| | | **1,669,686** |
| **Insurance – Property and Casualty – 2.44%** | | |
| Allstate Corporation (The) . . . . . . . . . . . . . . . . . . . . . . . . . | 17,650 | 975,868 |
| St. Paul Companies, Inc. (The) . . . . . . . . . . . . . . . . . . . . . | 14,100 | 632,667 |
| | | **1,608,535** |
| **Leisure Time Industry – 0.58%** | | |
| Carnival Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,600 | **379,848** |
| **Mining – 1.36%** | | |
| Freeport-McMoRan Copper & Gold Inc., Class B . . . . . . . . | 18,400 | **894,056** |

See Notes to Schedule of Investments on page 76.

# The Investments of Ivy Dividend Income Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Multiple Industry – 4.28%** | | |
| 3M Company | 4,450 | $ 326,452 |
| General Electric Company | 49,750 | 1,675,083 |
| NRG Energy, Inc.* | 7,550 | 321,630 |
| Valor Communications Group, Inc. | 36,100 | 492,043 |
| | | **2,815,208** |
| **Non-Residential Construction – 2.26%** | | |
| Fluor Corporation | 23,150 | **1,490,397** |
| **Petroleum – International – 9.81%** | | |
| Anadarko Petroleum Corporation | 16,450 | 1,575,088 |
| BP p.l.c., ADR | 10,150 | 719,128 |
| Burlington Resources Inc. | 21,950 | 1,784,974 |
| Exxon Mobil Corporation | 31,250 | 1,985,625 |
| Marathon Oil Corporation | 5,650 | 389,454 |
| | | **6,454,269** |
| **Petroleum – Services – 11.75%** | | |
| BJ Services Company | 22,600 | 813,374 |
| Baker Hughes Incorporated | 28,250 | 1,685,960 |
| National Oilwell Varco, Inc.* | 12,350 | 812,630 |
| Patterson-UTI Energy, Inc. | 40,800 | 1,470,636 |
| Schlumberger Limited | 18,200 | 1,535,716 |
| Transocean Inc.* | 13,000 | 797,030 |
| Weatherford International Ltd.* | 8,950 | 614,507 |
| | | **7,729,853** |
| **Railroad – 0.83%** | | |
| Union Pacific Corporation | 7,600 | **544,920** |
| **Real Estate Investment Trust – 2.28%** | | |
| ProLogis | 13,900 | 615,909 |
| Simon Property Group, Inc. | 11,900 | 882,028 |
| | | **1,497,937** |
| **Retail – General Merchandise – 0.62%** | | |
| Federated Department Stores, Inc. | 6,081 | **406,636** |

See Notes to Schedule of Investments on page 76.

# The Investments of Ivy Dividend Income Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Savings and Loans – 0.48%** | | |
| Capitol Federal Financial . . . . . . . . . . . . . . . . . . . . . . . . . | 9,250 | $ 316,119 |
| | | |
| **Security and Commodity Brokers – 6.00%** | | |
| Alliance Capital Management L.P. . . . . . . . . . . . . . . . . . . | 6,900 | 330,165 |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . . . . | 3,700 | 1,248,010 |
| Franklin Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 3,900 | 327,444 |
| Marsh & McLennan Companies, Inc. . . . . . . . . . . . . . . . . | 24,050 | 730,879 |
| Merrill Lynch & Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 9,650 | 592,028 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . | 21,152 | 717,687 |
| | | 3,946,213 |
| **Tobacco – 4.06%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 1,842,750 |
| Reynolds American Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 830,200 |
| | | 2,672,950 |
| **Trucking and Shipping – 1.73%** | | |
| United Parcel Service, Inc., Class B . . . . . . . . . . . . . . . . . | 16,450 | 1,137,189 |
| | | |
| **Utilities – Electric – 1.57%** | | |
| Dominion Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 8,200 | 706,348 |
| NiSource Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,550 | 328,587 |
| | | 1,034,935 |
| **Utilities – Gas and Pipeline – 2.96%** | | |
| Enbridge Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,250 | 678,300 |
| Kinder Morgan, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,200 | 1,269,312 |
| | | 1,947,612 |
| **Utilities – Telephone – 2.51%** | | |
| BellSouth Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,350 | 535,205 |
| Iowa Telecommunications Services, Inc. . . . . . . . . . . . . . . | 29,800 | 501,236 |
| Vodafone Group Plc, ADR . . . . . . . . . . . . . . . . . . . . . . . . | 23,750 | 616,787 |
| | | 1,653,228 |
| | | |
| **TOTAL COMMON STOCKS – 89.89%** | | **$59,146,699** |

(Cost: $48,648,466)

See Notes to Schedule of Investments on page 76.

# The Investments of Ivy Dividend Income Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** | | |
| **Forest and Paper Products – 2.74%** | | |
| Sonoco Products Co., | | |
| 3.94%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,802 | $ 1,801,606 |
| | | |
| **Multiple Industry – 3.04%** | | |
| Michigan Consolidated Gas Co., | | |
| 3.87%, 10–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,999,140 |
| | | |
| **Security and Commodity Brokers – 3.04%** | | |
| UBS Finance Delaware LLC (UBS AG), | | |
| 3.8%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,998,944 |
| **Total Commercial Paper – 8.82%** | | 5,799,690 |
| | | |
| **United States Government Agency Obligation – 3.81%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 3.18%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,509 | 2,508,557 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 12.63%** | | $ 8,308,247 |
| (Cost: $8,308,247) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 102.52%** | | $67,454,946 |
| (Cost: $56,956,713) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.52%)** | | (1,658,261) |
| | | |
| **NET ASSETS – 100.00%** | | $65,796,685 |

**Notes to Schedule of Investments**

  *No dividends were paid during the preceding 12 months.

  See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

  See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY DIVIDEND INCOME FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $56,957) (Notes 1 and 3) . . . . . . . . . | $67,455 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 281 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 204 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68,093 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . | 2,186 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued distribution and service fees (Note 2) . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,296 |
|      Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $65,797 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . . | $55,417 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | 46 |
|     Accumulated undistributed net realized loss | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (164) |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . . | 10,498 |
|      Net assets applicable to outstanding units of capital . . . . . . . . . . . . . . | $65,797 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.28 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.23 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.22 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.28 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,465 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 511 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 898 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## IVY DIVIDEND INCOME FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|    Dividends (net of foreign withholding taxes of $1) . . . . . . . . . . . . . . . . . . . . | $ 572 |
|    Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |
|       Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 645 |
| Expenses (Note 2): | |
|    Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 193 |
|    Shareholder servicing: | |
|       Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 53 |
|       Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
|       Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 |
|       Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|    Service fee: | |
|       Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 |
|       Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
|       Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
|       Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|    Distribution fee: | |
|       Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
|       Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
|       Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 |
|    Registration fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27 |
|    Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
|    Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
|    Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
|    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
|       Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 486 |
|          Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 159 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (293) |
| Unrealized appreciation in value of securities during the period . . . . . . . . . . . | 5,348 |
|    Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,055 |
|       Net increase in net assets resulting from operations . . . . . . . . . . . . . . | $5,214 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY DIVIDEND INCOME FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 159 | $ 239 |
| Realized net gain (loss) on investments . . . . . . . . . | (293) | 130 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . . | 5,348 | 3,430 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . | 5,214 | 3,799 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (131) | (208) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) | (9) |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (84) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (16) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (29) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (3) |
| | (136) | (349) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . | 11,779 | 19,821 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,857 | 23,271 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 48,940 | 25,669 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $65,797 | $48,940 |
| Undistributed net investment income . . . . . . . . . . | $ 46 | $ 23 |

(1)See "Financial Highlights" on pages 80 - 83.

See Notes to Financial Statements.

# Financial Highlights

## IVY DIVIDEND INCOME FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 6-30-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $12.13 | $11.07 | $11.03 | $10.00 |
| Income from investment operations: | | | | |
| Net investment income . . . . . . . . | 0.05 | 0.09 | 0.01 | 0.04 |
| Net realized and unrealized gain on investments. . . . . . . . | 1.14 | 1.10 | 0.04 | 1.03 |
| Total from investment operations . . . . . . . . . . . . . . . . . | 1.19 | 1.19 | 0.05 | 1.07 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . | (0.04) | (0.09) | (0.01) | (0.04) |
| Capital gains . . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . | (0.04) | (0.13) | (0.01) | (0.04) |
| Net asset value, end of period . . . . . | $13.28 | $12.13 | $11.07 | $11.03 |
| Total return[2] . . . . . . . . . . . . . . . . . | 9.84% | 10.78% | 0.41% | 10.70% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $46 | $32 | $17 | $16 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 1.51%[3] | 1.59% | 2.00%[3] | 1.11%[3] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | 0.83%[3] | 0.94% | 0.20%[3] | 1.34%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | —[4] | —[4] | 2.40%[3] | 1.81%[3] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | —[4] | —[4] | –0.20%[3] | 0.64%[3] |
| Portfolio turnover rate. . . . . . . . . . . . | 9% | 32% | 12% | 16% |

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Financial Highlights

## IVY DIVIDEND INCOME FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 6-30-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $12.09 | $11.05 | $11.03 | $10.00 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . . . . . . . . . | (0.00) | 0.02 | (0.02) | 0.01 |
| Net realized and unrealized gain on investments. . . . . . . | 1.14 | 1.06 | 0.04 | 1.03 |
| Total from investment operations . . . . . . . . . . . . . . . . . | 1.14 | 1.08 | 0.02 | 1.04 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.01) |
| Capital gains . . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.01) |
| Net asset value, end of period . . . . . | $13.23 | $12.09 | $11.05 | $11.03 |
| Total return . . . . . . . . . . . . . . . . . . . . | 9.43% | 9.76% | 0.18% | 10.36% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . | $7 | $6 | $2 | $2 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 2.36%[2] | 2.44% | 2.99%[2] | 2.03%[2] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | –0.05%[2] | 0.11% | –0.81%[2] | 0.36%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | —[3] | —[3] | 3.39%[2] | 2.73%[2] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | —[3] | —[3] | –1.21%[2] | –0.34%[2] |
| Portfolio turnover rate . . . . . . . . . . . | 9% | 32% | 12% | 16% |

(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Financial Highlights

## IVY DIVIDEND INCOME FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 6-30-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $12.09 | $11.05 | $11.03 | $10.00 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . . . . . . . . . | (0.00) | 0.01 | (0.02) | 0.01 |
| Net realized and unrealized gain on investments. . . . . . . . | 1.13 | 1.07 | 0.04 | 1.03 |
| Total from investment operations . . . . . . . . . . . . . . . . . . | 1.13 | 1.08 | 0.02 | 1.04 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.01) |
| Capital gains . . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.01) |
| Net asset value, end of period . . . . . | $13.22 | $12.09 | $11.05 | $11.03 |
| Total return . . . . . . . . . . . . . . . . . . . . | 9.35% | 9.76% | 0.18% | 10.38% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . | $12 | $10 | $6 | $5 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 2.33%[2] | 2.42% | 2.88%[2] | 1.98%[2] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . . . . . | −0.02%[2] | 0.10% | −0.68%[2] | 0.45%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | —[3] | —[3] | 3.28%[2] | 2.68%[2] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | —[3] | —[3] | −1.08%[2] | −0.25%[2] |
| Portfolio turnover rate. . . . . . . . . . . . | 9% | 32% | 12% | 16% |

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Financial Highlights

## IVY DIVIDEND INCOME FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 6-30-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $12.13 | $11.07 | $11.03 | $10.00 |
| Income from investment operations: | | | | |
| Net investment income . . . . . . . . | 0.06 | 0.11 | 0.01 | 0.05 |
| Net realized and unrealized gain on investments. . . . . . . . | 1.14 | 1.10 | 0.04 | 1.03 |
| Total from investment operations . . . . . . . . . . . . . . . . . | 1.20 | 1.21 | 0.05 | 1.08 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . | (0.05) | (0.11) | (0.01) | (0.05) |
| Capital gains . . . . . . . . . . . . . . . | (0.00) | (0.04) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . | (0.05) | (0.15) | (0.01) | (0.05) |
| Net asset value, end of period . . . . . | $13.28 | $12.13 | $11.07 | $11.03 |
| Total return . . . . . . . . . . . . . . . . . . . . | 9.92% | 10.94% | 0.42% | 10.78% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $1 | $1 | $1 | $1 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 1.36%[2] | 1.44% | 1.91%[2] | 1.25%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | 0.95%[2] | 1.09% | 0.28%[2] | 1.08%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | —[3] | —[3] | 2.31%[2] | 1.95%[2] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver . . . . . . | —[3] | —[3] | –0.12%[2] | 0.38%[2] |
| Portfolio turnover rate. . . . . . . . . . . . | 9% | 32% | 12% | 16% |

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY EUROPEAN OPPORTUNITIES FUND

### Portfolio Highlights

On September 30, 2005, Ivy European Opportunities Fund had net assets totaling $297,272,528 invested in a diversified portfolio of:

| | |
|---|---|
| 95.23% | Common Stocks |
| 4.77% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $92.85 |
| Cash and Cash Equivalents. . . . . . . . . . . . . | $ 4.77 |
| South America . . . . . . . . . . . . . . . . . . . . . . . | $ 1.69 |
| Pacific Basin. . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.69 |



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $14.38 |
| Consumer Nondurables Stocks . . . . . . . . . . | $14.11 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $12.50 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . . | $11.99 |
| Retail Stocks. . . . . . . . . . . . . . . . . . . . . . . . . | $10.28 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 8.23 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . . . | $ 7.76 |
| Miscellaneous Stocks. . . . . . . . . . . . . . . . . . | $ 5.91 |
| Transportation Stocks. . . . . . . . . . . . . . . . . . | $ 5.70 |
| Cash and Cash Equivalents. . . . . . . . . . . . . | $ 4.77 |
| Business Equipment and Services Stocks . | $ 4.37 |

# The Investments of Ivy European Opportunities Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Argentina – 1.69%** | | |
| NDS Group plc, ADR* . . . . . . . . . . . . . . . . . . . . . . . . . . | 135,000 | $ 5,017,950 |
| | | |
| **Australia – 0.69%** | | |
| Centamin Egypt Limited*(A). . . . . . . . . . . . . . . . . . . . . . | 7,700,000 | 2,057,444 |
| | | |
| **Austria – 6.90%** | | |
| AGRANA Beteiligungs-AG (A) . . . . . . . . . . . . . . . . . . . . | 17,500 | 1,701,311 |
| Andritz AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 1,994,839 |
| OMV Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . | 180,000 | 10,690,347 |
| Telekom Austria Aktiengesellschaft (A) . . . . . . . . . . . . | 138,000 | 2,745,248 |
| Wienerberger AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 86,000 | 3,389,568 |
| | | 20,521,313 |
| **Czech Republic – 0.45%** | | |
| Zentiva N.V., GDR (B) . . . . . . . . . . . . . . . . . . . . . . . . . | 28,909 | 1,326,923 |
| | | |
| **France – 10.93%** | | |
| Bouygues SA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87,000 | 4,043,877 |
| France Telecom (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 290,000 | 8,324,090 |
| Iliad SA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 119,595 | 6,627,022 |
| Technip-Coflexip (A). . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,000 | 5,918,648 |
| Total S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,800 | 7,588,683 |
| | | 32,502,320 |
| **Germany – 13.29%** | | |
| Allianz Aktiengesellschaft, Registered Shares (A) . . . . . | 26,000 | 3,512,725 |
| cash.life AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,504 | 221,630 |
| Deutsche Post AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 320,000 | 7,492,787 |
| Deutsche Telekom AG, Registered Shares (A) . . . . . . . . | 390,000 | 7,097,329 |
| Hypo Real Estate Holding AG (A) . . . . . . . . . . . . . . . . . | 35,000 | 1,775,354 |
| mobilcom Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . | 190,000 | 4,378,045 |
| Pfleiderer Ag, Registered Shares*(A) . . . . . . . . . . . . . . | 490,000 | 9,382,451 |
| Siemens AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73,000 | 5,628,906 |
| | | 39,489,227 |
| **Greece – 1.61%** | | |
| Coca-Cola Hellenic Bottling Company S.A. (A) . . . . . . . . | 165,000 | 4,783,720 |

See Notes to Schedule of Investments on page 88.

# The Investments of Ivy European Opportunities Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Hungary – 0.85%** | | |
| MOL Magyar Olaj-es Gazipari Rt. (A) . . . . . . . . . . . . . . . | 7,778 | $    860,020 |
| National Savings and Commercial Bank Ltd. (A). . . . . . . | 42,500 | 1,670,417 |
| | | **2,530,437** |
| **Italy – 7.47%** | | |
| AZIMUT HOLDING S.P.A. (A) . . . . . . . . . . . . . . . . . . . . . | 567,000 | 4,586,724 |
| ENEL S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,226,792 | 10,572,910 |
| Eni S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125,000 | 3,712,677 |
| Geox S.p.A. (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 232,000 | 2,313,177 |
| UniCredito Italiano S.p.A. (A) . . . . . . . . . . . . . . . . . . . . | 180,000 | 1,014,728 |
| | | **22,200,216** |
| **Netherlands – 3.99%** | | |
| Aalberts Industries N.V. (A) . . . . . . . . . . . . . . . . . . . . . | 74,000 | 3,918,159 |
| Buhrmann NV (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,000 | 1,328,811 |
| Pyaterochka Holding N.V., GDR* . . . . . . . . . . . . . . . . . . | 325,385 | 6,621,585 |
| | | **11,868,555** |
| **Norway – 3.21%** | | |
| Statoil ASA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 385,000 | **9,550,506** |
| **Spain – 6.50%** | | |
| ACS Actividades de Construccion y | | |
| Servicios, S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 291,485 |
| Altadis, S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 165,000 | 7,391,759 |
| Banco Santander Central Hispano, S.A. (A) . . . . . . . . . . | 600,000 | 7,882,716 |
| Cintra Concesiones de Intraestructuras de | | |
| Transporte (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 274,000 | 3,764,448 |
| | | **19,330,408** |
| **Sweden – 1.23%** | | |
| Oriflame Cosmetics S.A., Swedish Depositary | | |
| Receipts (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 126,000 | **3,665,626** |
| **Switzerland – 2.21%** | | |
| Credit Suisse Group, Registered Shares (A). . . . . . . . . . | 100,000 | 4,426,761 |
| Unaxis Holding AG, Registered Shares (A)* . . . . . . . . . . | 16,089 | 2,129,207 |
| | | **6,555,968** |

See Notes to Schedule of Investments on page 88.

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United Kingdom – 34.21%** | | |
| Admiral Group Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 650,000 | $ 4,872,221 |
| BAA plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 325,000 | 3,576,784 |
| Body Shop International PLC (The) (A). . . . . . . . . . . . . | 1,100,000 | 4,190,551 |
| British American Tobacco p.l.c. (A) . . . . . . . . . . . . . . . | 400,000 | 8,402,267 |
| Center Parcs (UK) Group Plc (A). . . . . . . . . . . . . . . . . | 155,000 | 166,758 |
| Enterprise Inns plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 160,000 | 2,377,468 |
| Evolution Group Plc (The) (A) . . . . . . . . . . . . . . . . . . . | 2,300,000 | 6,044,200 |
| Halfords Group Plc (A). . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 | 5,114,730 |
| IP2IPO Group plc (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 323,941 | 2,985,224 |
| iSOFT Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 405,000 | 3,085,769 |
| Imperial Tobacco Group PLC (A). . . . . . . . . . . . . . . . . | 70,000 | 2,004,974 |
| Interserve Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 333,000 | 2,099,641 |
| Investec plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108,000 | 4,114,359 |
| Kensington Group plc (A). . . . . . . . . . . . . . . . . . . . . . . | 197,000 | 2,289,688 |
| MFI Furniture Group Plc (A). . . . . . . . . . . . . . . . . . . . . | 1,715,525 | 3,290,418 |
| Man Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 107,000 | 3,125,135 |
| Millfield Group plc (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 431,305 | 221,514 |
| Old Mutual plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500,000 | 3,670,701 |
| Omega International Group PLC (A) . . . . . . . . . . . . . . . | 270,000 | 752,394 |
| Peninsular and Oriental Steam Navigation | | |
|     Company ( The) (A) . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 | 5,890,758 |
| Persimmon plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,000 | 1,513,255 |
| Photo-Me International plc (A) . . . . . . . . . . . . . . . . . . . | 600,000 | 1,232,826 |
| Premier Brands Foods plc (A) . . . . . . . . . . . . . . . . . . . | 1,016,000 | 5,496,712 |
| Punch Taverns plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 318,368 | 4,492,045 |
| Regal Petroleum plc (A)* . . . . . . . . . . . . . . . . . . . . . . . | 900,461 | 1,487,884 |
| Regal Petroleum plc (A)(B)*. . . . . . . . . . . . . . . . . . . . . | 1,050,000 | 1,734,976 |
| Shire Pharmaceuticals Group plc (A) . . . . . . . . . . . . . . | 150,000 | 1,824,107 |
| Taylor Woodrow plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 325,000 | 1,858,609 |
| tesco plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,700,000 | 9,279,708 |
| Travis Perkins plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 180,000 | 4,501,668 |
| | | **101,697,344** |
| | | |
| **TOTAL COMMON STOCKS – 95.23%** | | **$283,097,957** |

(Cost: $227,235,416)

See Notes to Schedule of Investments on page 88.

# The Investments of Ivy European Opportunities Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Security and Commodity Brokers** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
|    3.87%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8,487 | $ 8,485,176 |
| UBS Finance Delaware LLC (UBS AG), | | |
|    3.8%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,997,361 |
| **TOTAL SHORT-TERM SECURITIES – 4.54%** | | **$ 13,482,537** |
| (Cost: $13,482,537) | | |
| **TOTAL INVESTMENT SECURITIES – 99.77%** | | **$296,580,494** |
| (Cost: $240,717,953) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.23%** | | 692,034 |
| **NET ASSETS – 100.00%** | | **$297,272,528** |

**Notes to Schedule of Investments**

  *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $5,375,076 or 1.81% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY EUROPEAN OPPORTUNITIES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $240,718) (Notes 1 and 3) | $296,580 |
| Receivables: | |
|     Fund shares sold | 739 |
|     Dividends and interest | 556 |
|     Investment securities sold | 549 |
| Prepaid and other assets | 41 |
|     Total assets | 298,465 |

**LIABILITIES**

| | |
|---|---:|
| Due to custodian | 380 |
| Payable to Fund shareholders | 322 |
| Accrued management fee (Note 2) | 240 |
| Accrued shareholder servicing (Note 2) | 102 |
| Accrued service fee (Note 2) | 61 |
| Accrued distribution fee (Note 2) | 54 |
| Accrued accounting services fee (Note 2) | 6 |
| Accrued administrative fee (Note 2) | 2 |
| Other | 25 |
|     Total liabilities | 1,192 |
|       Total net assets | $297,273 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) | $290,389 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income | 1,627 |
|     Accumulated undistributed net realized loss on investment transactions | (50,595) |
|     Net unrealized appreciation in value of investments | 55,852 |
|       Net assets applicable to outstanding units of capital | $297,273 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A | $29.43 |
|     Class B | $28.30 |
|     Class C | $28.40 |
|     Class Y | $29.47 |
|     Advisor Class | $29.74 |
| Capital shares outstanding: | |
|     Class A | 6,906 |
|     Class B | 1,407 |
|     Class C | 1,641 |
|     Class Y | 141 |
|     Advisor Class | 117 |

See Notes to Financial Statements.

# Statement of Operations

## IVY EUROPEAN OPPORTUNITIES FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $277) | $ 3,795 |
| Interest and amortization | 437 |
| Total income | 4,232 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 1,371 |
| Shareholder servicing: | |
| Class A | 329 |
| Class B | 66 |
| Class C | 66 |
| Class Y | 3 |
| Advisor Class | 2 |
| Service fee: | |
| Class A | 205 |
| Class B | 49 |
| Class C | 56 |
| Class Y | 5 |
| Distribution fee: | |
| Class A | 27 |
| Class B | 146 |
| Class C | 169 |
| Custodian fees | 46 |
| Accounting services fee | 35 |
| Audit fees | 21 |
| Administrative fee | 14 |
| Legal fees | 6 |
| Other | 77 |
| Total expenses | 2,693 |
| Net investment income | 1,539 |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 9,047 |
| Realized net gain on foreign currency transactions | 156 |
| Realized net gain on investments | 9,203 |
| Unrealized appreciation in value of investments during the period | 187 |
| Net gain on investments | 9,390 |
| Net increase in net assets resulting from operations | $10,929 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY EUROPEAN OPPORTUNITIES FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . . . | $    1,539 | $      (527) |
| Realized net gain on investments . . . . . . . . . . . . . | 9,203 | 12,332 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . | 187 | 29,175 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . | 10,929 | 40,980 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (64) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (6) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (21) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (91) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | 23,456 | 75,762 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,385 | 116,651 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 262,888 | 146,237 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $297,273 | $262,888 |
| Undistributed net investment income (loss) . . . . . . | $    1,627 | $      (68) |

(1)See "Financial Highlights" on pages 92 - 96.

See Notes to Financial Statements.

# Financial Highlights

**IVY EUROPEAN OPPORTUNITIES FUND**
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period .. | $28.31 | $22.30 | $19.89 | $13.20 | $ 13.65 | $17.25 | $17.13 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . | 0.17 | (0.03) | (0.03) | 0.02 | 0.01[1] | (0.08) | (0.07) |
| Net realized and unrealized gain (loss) on investments . . . . . | 0.95 | 6.05 | 2.44 | 6.71 | (0.46)[2] | (3.49)[2] | 0.82 |
| Total from investment operations . . . . . . . . . | 1.12 | 6.02 | 2.41 | 6.73 | (0.45) | (3.57) | 0.75 |
| Less distributions from: | | | | | | | |
| Net investment income . . . . . . . . | (0.00) | (0.01) | (0.00) | (0.04) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.63) |
| Total distributions . . . . . . | (0.00) | (0.01) | (0.00) | (0.04) | (0.00) | (0.03) | (0.63) |
| Net asset value, end of period . . . . . . . . . . . | $29.43 | $28.31 | $22.30 | $19.89 | $ 13.20 | $13.65 | $17.25 |
| Total return[3] . . . . . . . . . | 3.96% | 27.02% | 12.12% | 51.02% | –3.30%[2] | –20.67%[2] | 4.51% |
| Net assets, end of period (in millions) . . . . . . . . | $203 | $170 | $79 | $38 | $20 | $31 | $55 |
| Ratio of expenses to average net assets including reimbursement . . . . . | 1.73%[4] | 1.79% | 1.72%[4] | 2.26% | 2.15% | 2.15% | 1.83% |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . | 1.30%[4] | –0.07% | –0.61%[4] | 0.18% | 0.06% | –0.44% | –0.36% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . | NA | NA | NA | NA | 2.15% | 2.17% | NA |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . | NA | NA | NA | NA | 0.06% | –0.46% | NA |
| Portfolio turnover rate . . . | 30% | 63% | 31% | 123% | 69% | 66% | 46% |

(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY EUROPEAN OPPORTUNITIES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period ... | $27.32 | $21.66 | $19.36 | $12.93 | $13.54 | $17.26 | $17.13 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ..... | 0.08 | (0.17) | (0.09) | (0.07) | (0.10)[1] | (0.20) | (0.18) |
| Net realized and unrealized gain (loss) on investments ...... | 0.90 | 5.83 | 2.39 | 6.50 | (0.51) | (3.49) | 0.83 |
| Total from investment operations .......... | 0.98 | 5.66 | 2.30 | 6.43 | (0.61) | (3.69) | 0.65 |
| Less distributions from: | | | | | | | |
| Net investment income ......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.52) |
| Total distributions ...... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.52) |
| Net asset value, end of period ........ | $28.30 | $27.32 | $21.66 | $19.36 | $12.93 | $13.54 | $17.26 |
| Total return ............ | 3.59% | 26.13% | 11.88% | 49.73% | −4.51% | −21.35% | 4.12% |
| Net assets, end of period (in millions) ......... | $40 | $40 | $32 | $29 | $25 | $34 | $57 |
| Ratio of expenses to average net assets including reimbursement ...... | 2.49%[2] | 2.53% | 2.58%[2] | 3.00% | 2.92% | 2.89% | 2.59% |
| Ratio of net investment income (loss) to average net assets including reimbursement ...... | 0.62%[2] | −0.73% | −1.57%[2] | −0.47% | −0.70% | −1.18% | −1.12% |
| Ratio of expenses to average net assets excluding reimbursement ...... | NA | NA | NA | NA | 2.92% | 2.91% | NA |
| Ratio of net investment loss to average net assets excluding reimbursement ...... | NA | NA | NA | NA | −0.70% | −1.20% | NA |
| Portfolio turnover rate .... | 30% | 63% | 31% | 123% | 69% | 66% | 46% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY EUROPEAN OPPORTUNITIES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period ... | $27.42 | $21.74 | $19.43 | $12.98 | $13.59 | $17.32 | $17.13 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ..... | 0.09 | (0.14) | (0.08) | (0.07) | (0.10)[1] | (0.22) | (0.22) |
| Net realized and unrealized gain (loss) on investments .... | 0.89 | 5.82 | 2.39 | 6.52 | (0.51) | (3.48) | 0.88 |
| Total from investment operations .......... | 0.98 | 5.68 | 2.31 | 6.45 | (0.61) | (3.70) | 0.66 |
| Less distributions from: | | | | | | | |
| Net investment income ......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.47) |
| Total distributions ....... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.47) |
| Net asset value, end of period ........ | $28.40 | $27.42 | $21.74 | $19.43 | $12.98 | $13.59 | $17.32 |
| Total return ............ | 3.58% | 26.13% | 11.89% | 49.69% | −4.49% | −21.32% | 3.98% |
| Net assets, end of period (in millions) ......... | $47 | $45 | $27 | $23 | $19 | $25 | $50 |
| Ratio of expenses to average net assets including reimbursement ...... | 2.43%[2] | 2.51% | 2.56%[2] | 2.98% | 2.92% | 2.91% | 2.58% |
| Ratio of net investment income (loss) to average net assets including reimbursement ...... | 0.66%[2] | −0.79% | −1.54%[2] | −0.43% | −0.70% | −1.20% | −1.11% |
| Ratio of expenses to average net assets excluding reimbursement ...... | NA | NA | NA | NA | 2.92% | 2.93% | NA |
| Ratio of net investment loss to average net assets excluding reimbursement ...... | NA | NA | NA | NA | −0.70% | −1.22% | NA |
| Portfolio turnover rate .... | 30% | 63% | 31% | 123% | 69% | 66% | 46% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY EUROPEAN OPPORTUNITIES FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $28.33 | $22.30 | $19.89 | $14.88 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . . . . . . . | 0.21 | 0.09 | (0.02) | (0.04) |
| Net realized and unrealized gain on investments. . . . . . . . . . | 0.93 | 6.00 | 2.43 | 5.12 |
| Total from investment operations . . . . . . . . . . . . . . . . | 1.14 | 6.09 | 2.41 | 5.08 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . | (0.00) | (0.06) | (0.00) | (0.07) |
| Capital gains . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . | (0.00) | (0.06) | (0.00) | (0.07) |
| Net asset value, end of period. . . . . . . . . . . . . . | $29.47 | $28.33 | $22.30 | $19.89 |
| Total return . . . . . . . . . . . . . . . . . . | 4.02% | 27.32% | 12.12% | 34.14% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $4 | $4 | $4 | $3 |
| Ratio of expenses to average net assets . . . . . . . . . . | 1.54%[2] | 1.61% | 1.75%[2] | 1.51%[2] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . . . | 1.47%[2] | 0.53% | −0.71%[2] | −0.58%[2] |
| Portfolio turnover rate. . . . . . . . . . . | 30% | 63% | 31% | 123%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

## IVY EUROPEAN OPPORTUNITIES FUND
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period .... | $28.55 | $22.48 | $20.03 | $13.34 | $13.80 | $17.39 | $17.23 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ...... | 0.42 | 0.21 | (0.01) | 0.24 | 0.06[2] | (0.02) | (0.02) |
| Net realized and unrealized gain (loss) on investments..... | 0.77 | 5.99 | 2.46 | 6.58 | (0.52) | (3.54) | 0.85 |
| Total from investment operations........... | 1.19 | 6.20 | 2.45 | 6.82 | (0.46) | (3.56) | 0.83 |
| Less distributions from: | | | | | | | |
| Net investment income .. | (0.00) | (0.13) | (0.00) | (0.13) | (0.00) | (0.00) | (0.00) |
| Capital gains ......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.03) | (0.67) |
| Total distributions ........ | (0.00) | (0.13) | (0.00) | (0.13) | (0.00) | (0.03) | (0.67) |
| Net asset value, end of period ........ | $29.74 | $28.55 | $22.48 | $20.03 | $13.34 | $13.80 | $17.39 |
| Total return ............. | 4.17% | 27.64% | 12.23% | 51.12% | –3.33% | –20.44% | 5.01% |
| Net assets, end of period (in millions) .......... | $3 | $4 | $4 | $4 | $6 | $9 | $19 |
| Ratio of expenses to average net assets including reimbursement ....... | 1.24%[3] | 1.36% | 1.41%[3] | 1.96% | 1.81% | 1.72% | 1.55% |
| Ratio of net investment income (loss) to average net assets including reimbursement ....... | 1.96%[3] | 0.51% | –0.41%[3] | 1.02% | 0.40% | 0.00% | –0.09% |
| Ratio of expenses to average net assets excluding reimbursement ....... | NA | NA | NA | NA | 1.81% | 1.74% | NA |
| Ratio of net investment income (loss) to average net assets excluding reimbursement ....... | NA | NA | NA | NA | 0.40% | –0.02% | NA |
| Portfolio turnover rate ..... | 30% | 63% | 31% | 123% | 69% | 66% | 46% |

(1) See Note 5 to financial statements.
(2) Based on average shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY GLOBAL NATURAL RESOURCES FUND

## Portfolio Highlights

On September 30, 2005, Ivy Global Natural Resources Fund had net assets totaling $2,127,117,536 invested in a diversified portfolio of:

| 94.03% | Common Stocks and Warrants |
|---|---|
| 5.97% | Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| United States | $37.23 |
|---|---|
| South America | $16.33 |
| Canada | $15.72 |
| Pacific Basin | $11.43 |
| Africa | $ 6.15 |
| Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts | $ 5.97 |
| Europe | $ 3.62 |
| Other | $ 2.57 |
| Mexico | $ 0.98 |



| Raw Materials Stocks | $39.13 |
|---|---|
| Energy Stocks | $29.12 |
| Multi-Industry Stocks | $13.74 |
| Shelter Stocks | $ 5.99 |
| Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts | $ 5.97 |
| Capital Goods Stocks | $ 4.05 |
| Miscellaneous Stocks | $ 2.00 |

# The Investments of Ivy Global Natural Resources Fund

*September 30, 2005*

| COMMON STOCKS AND WARRANT | Shares | Value |
|---|---|---|
| **Australia – 0.06%** | | |
| Central Asia Gold Limited (A)* . . . . . . . . . . . . . . . . . . . | 2,710,964 | $ 1,348,966 |
| | | |
| **Bermuda – 2.49%** | | |
| China Gas Holdings Limited (A)* . . . . . . . . . . . . . . . . . | 145,001,000 | 22,617,270 |
| Golar LNG Limited* . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100,000 | 14,195,500 |
| Tsakos Energy Navigation Limited . . . . . . . . . . . . . . . | 450,000 | 16,209,000 |
| | | 53,021,770 |
| **Brazil – 13.64%** | | |
| Aracruz Celulose S.A., ADR . . . . . . . . . . . . . . . . . . . . | 1,215,000 | 49,304,700 |
| Caemi Mineracao e Metalurgia S.A. (A) . . . . . . . . . . . | 20,000,000 | 31,566,676 |
| Companhia Siderurgica Nacional, ADR . . . . . . . . . . . | 950,000 | 22,059,000 |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . | 1,550,000 | 67,983,000 |
| Petroleo Brasileiro S.A. – Petrobras, ADR . . . . . . . . . . | 575,000 | 41,106,750 |
| Suzano Bahia Sul Papel E Celulose S.A. (A) . . . . . . . . | 10,525,000 | 59,227,311 |
| Votorantim Celulose e Papel S.A., ADR . . . . . . . . . . . | 1,400,000 | 18,760,000 |
| | | 290,007,437 |
| **Canada – 15.72%** | | |
| Barrick Gold Corporation (A) . . . . . . . . . . . . . . . . . . . . | 1,025,000 | 29,708,867 |
| Cambior Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,881,900 | 29,370,839 |
| Cambior Inc., Warrants (A)* . . . . . . . . . . . . . . . . . . . . . | 350,000 | 39,133 |
| Eldorado Gold Corporation (A)* . . . . . . . . . . . . . . . . . . | 1,765,700 | 6,241,530 |
| Ferus Gas Industries Trust (A)(B)* . . . . . . . . . . . . . . . . | 615,000 | 1,322,353 |
| Glamis Gold Ltd. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 1,507,200 | 33,055,474 |
| Goldcorp Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 711,900 | 14,266,165 |
| Guinor Gold Corporation (A)* . . . . . . . . . . . . . . . . . . . . | 6,308,575 | 7,487,601 |
| Guinor Gold Corporation (A)(B)* . . . . . . . . . . . . . . . . . | 12,963,700 | 15,386,519 |
| Hydrogenics Corporation (A)* . . . . . . . . . . . . . . . . . . . | 1,650,000 | 6,456,954 |
| IAMGOLD Corporation (A) . . . . . . . . . . . . . . . . . . . . . . | 2,400,000 | 17,607,293 |
| IAMGOLD Corporation (A)(B) . . . . . . . . . . . . . . . . . . . | 125,000 | 917,047 |
| Inco Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 425,000 | 20,100,413 |
| Kinross Gold Corporation (A)* . . . . . . . . . . . . . . . . . . . | 4,500,000 | 34,561,796 |
| Placer Dome Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 2,300,000 | 39,345,489 |
| Pure Energy Services Ltd. (A)(B)* . . . . . . . . . . . . . . . . | 423,000 | 3,274,275 |
| Savanna Energy Services Corp. (A)* . . . . . . . . . . . . . . | 600,000 | 14,175,626 |
| Trican Well Service Ltd. (A)* . . . . . . . . . . . . . . . . . . . . | 500,000 | 18,194,719 |
| Western Oil Sands Inc., Class A (A)* . . . . . . . . . . . . . . | 990,600 | 23,472,117 |
| ZENON Environmental Inc. (A)* . . . . . . . . . . . . . . . . . . | 600,000 | 12,570,740 |
| zed.i solutions inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . | 4,000,000 | 5,160,403 |
| zed.i solutions inc. (A)(B)* . . . . . . . . . . . . . . . . . . . . . | 1,300,000 | 1,677,131 |
| | | 334,392,484 |

See Notes to Schedule of Investments on page 102.

| COMMON STOCKS AND WARRANT (Continued) | Shares | Value |
|---|---|---|
| **Cayman Islands – 0.08%** | | |
| Apex Silver Mines Limited* . . . . . . . . . . . . . . . . . . . . . . | 108,600 | $ 1,706,106 |
| | | |
| **China – 7.35%** | | |
| Aluminum Corporation of China Limited, ADR . . . . . . . | 350,000 | 21,969,500 |
| Aluminum Corporation of China Limited, | | |
|     H Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,662,000 | 14,314,564 |
| China Petroleum and Chemical Corporation, | | |
|     Class H (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 48,000,000 | 21,966,123 |
| China Petroleum & Chemical Corporation, ADR . . . . . . | 400,000 | 18,104,000 |
| China Shenhua Energy Company Limited, | | |
|     H shares (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,689,000 | 12,538,982 |
| China Shenhua Energy Company Limited, | | |
|     H shares (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,311,000 | 10,922,487 |
| Sino-Forest Corporation, Class A (A)* . . . . . . . . . . . . . | 5,600,000 | 16,231,186 |
| Sinopec Zhenhai Refining & Chemical | | |
|     Company Limited, H Shares (A) . . . . . . . . . . . . . . . | 25,000,000 | 27,393,199 |
| Yanzhou Coal Mining Company Limited, | | |
|     Class H (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,300,000 | 12,922,500 |
| | | 156,362,541 |
| **Mexico – 0.98%** | | |
| Cemex, S.A. de C.V., ADR . . . . . . . . . . . . . . . . . . . . . . | 400,000 | 20,920,000 |
| | | |
| **Peru – 2.69%** | | |
| Compania de Minas Buenaventura S.A.A., ADR  . . . . . | 1,845,000 | 57,287,250 |
| | | |
| **Russia – 0.81%** | | |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 | 17,310,000 |
| | | |
| **South Africa – 6.15%** | | |
| AngloGold Ashanti Limited, ADR . . . . . . . . . . . . . . . . . | 875,000 | 37,126,250 |
| Gold Fields Limited, ADR . . . . . . . . . . . . . . . . . . . . . . . | 1,750,000 | 25,427,500 |
| Impala Platinum Holdings Limited (A) . . . . . . . . . . . . . | 425,000 | 48,299,250 |
| Mvelaphanda Resources Limited (A)* . . . . . . . . . . . . . | 6,500,000 | 19,872,208 |
| | | 130,725,208 |
| **South Korea – 1.10%** | | |
| S-Oil Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 285,000 | 23,376,343 |
| | | |
| **Thailand – 2.92%** | | |
| Thai Oil Public Company Limited (A) . . . . . . . . . . . . . . | 34,000,000 | 62,089,116 |

See Notes to Schedule of Investments on page 102.

# The Investments of Ivy Global Natural Resources Fund

*September 30, 2005*

| COMMON STOCKS AND WARRANT (Continued) | Shares | Value |
|---|---:|---:|
| **United Kingdom – 2.81%** | | |
| Highland Gold Mining Limited (A) . . . . . . . . . . . . . . . . | 3,812,200 | $ 14,814,057 |
| Randgold Resources Limited, ADR* . . . . . . . . . . . . . . | 2,050,000 | 32,072,250 |
| Titanium Resources Group Ltd. (A)* . . . . . . . . . . . . . . | 13,057,059 | 12,838,520 |
| | | 59,724,827 |
| **United States – 37.23%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . | 600,000 | 33,084,000 |
| Airgas, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400,000 | 11,852,000 |
| Arch Coal, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600,000 | 40,500,000 |
| Atwood Oceanics, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 400,000 | 33,684,000 |
| Bunge Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 | 15,786,000 |
| Century Aluminum Company* . . . . . . . . . . . . . . . . . . . | 1,200,000 | 26,952,000 |
| ChevronTexaco Corporation . . . . . . . . . . . . . . . . . . . . | 1,150,000 | 74,439,500 |
| Compass Minerals International, Inc. . . . . . . . . . . . . . . | 500,000 | 11,500,000 |
| du Pont (E.I.) de Nemours and Company . . . . . . . . . . . | 800,000 | 31,336,000 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . | 650,000 | 41,301,000 |
| Huntsman Corporation* . . . . . . . . . . . . . . . . . . . . . . . . | 1,800,000 | 35,190,000 |
| KFx Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 531,300 | 9,095,856 |
| Lubrizol Corporation (The) . . . . . . . . . . . . . . . . . . . . . . | 250,000 | 10,832,500 |
| Massey Energy Company . . . . . . . . . . . . . . . . . . . . . . | 900,000 | 45,963,000 |
| Maverick Tube Corporation* . . . . . . . . . . . . . . . . . . . . . | 600,000 | 18,000,000 |
| Nalco Holdings LLC* . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500,000 | 59,045,000 |
| Newmont Mining Corporation . . . . . . . . . . . . . . . . . . . | 810,000 | 38,207,700 |
| Offshore Logistics, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 650,000 | 24,050,000 |
| Patterson-UTI Energy, Inc. . . . . . . . . . . . . . . . . . . . . . | 800,000 | 28,836,000 |
| Peabody Energy Corporation. . . . . . . . . . . . . . . . . . . . | 500,000 | 42,175,000 |
| Praxair, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750,000 | 35,947,500 |
| Rohm and Haas Company. . . . . . . . . . . . . . . . . . . . . . | 875,000 | 35,988,750 |
| Sigma-Aldrich Corporation. . . . . . . . . . . . . . . . . . . . . . | 131,250 | 8,407,219 |
| streetTRACKS Gold Trust* . . . . . . . . . . . . . . . . . . . . . . | 200,000 | 9,344,000 |
| Transocean Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900,000 | 55,179,000 |
| Valero Energy Corporation. . . . . . . . . . . . . . . . . . . . . . | 134,000 | 15,150,040 |
| | | 791,846,065 |
| **TOTAL COMMON STOCKS AND WARRANT – 94.03%** | | **$2,000,118,113** |

(Cost: $1,619,834,593)

See Notes to Schedule of Investments on page 102.

# The Investments of Ivy Global Natural Resources Fund

*September 30, 2005*

| UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.51%) | Face Amount in Thousands | Value |
|---|---|---|
| Canadian Dollar, 10–19–05 (C) . . . . . . . . . . . . . . . . . . . . | CAD117,500 | $ (4,723,359) |
| Canadian Dollar, 11–23–05 (C) . . . . . . . . . . . . . . . . . . . | 113,000 | (2,890,160) |
| Canadian Dollar, 12–7–05 (C) . . . . . . . . . . . . . . . . . . . . | 127,250 | (2,245,271) |
| South African Rand, 10–19–05 (C) . . . . . . . . . . . . . . . . | ZAR96,000 | (788,888) |
| South African Rand, 11–23–05 (C) . . . . . . . . . . . . . . . . | 88,400 | (284,183) |
| South African Rand, 12–7–05 (C) . . . . . . . . . . . . . . . . . | 117,810 | 131,629 |
| South African Rand, 12–21–05 (C) . . . . . . . . . . . . . . . . | 113,300 | (70,605) |
| | | $ (10,870,837) |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Certificate of Deposit – 0.47%** | | |
| **Banks** | | |
| Wells Fargo Bank, N.A., | | |
| 3.74%, 10–18–05 . . . . . . . . . . . . . . . . . . . . . . . . | $10,000 | **10,000,000** |
| | | |
| **Commercial Paper** | | |
| **Banks – 0.70%** | | |
| Rabobank USA Financial Corp. | | |
| (Rabobank Nederland), | | |
| 3.73%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | **14,992,229** |
| | | |
| **Finance Companies – 1.60%** | | |
| BP Capital Markets p.l.c., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,996,767 |
| PACCAR Financial Corp., | | |
| 3.72%, 10–11–05 . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,989,667 |
| Sony Capital Corp., | | |
| 3.8%, 10–21–05 . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | 8,981,000 |
| | | 33,967,434 |
| **Health Care – General – 0.46%** | | |
| ACTS Retirement – Life Communities, Inc., | | |
| Variable Rate Demand Bonds, Series 2003A | | |
| (Bank of America, N.A.), | | |
| 3.82%, 10–6–05 . . . . . . . . . . . . . . . . . . . . . . . . | 9,845 | **9,845,000** |

See Notes to Schedule of Investments on page 102.

# The Investments of Ivy Global Natural Resources Fund

*September 30, 2005*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Security and Commodity Brokers – 2.86%** | | |
| Greenwich Capital Holdings Inc. | | |
| (Royal Bank of Scotland PLC (The)), | | |
| 3.87%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . | $36,535 | $ 36,527,145 |
| UBS Finance Delaware LLC, | | |
| 3.74%, 10–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,995,844 |
| UBS Finance Delaware LLC (UBS AG): | | |
| 3.75%, 10–17–05 . . . . . . . . . . . . . . . . . . . . . . . . | 4,400 | 4,392,667 |
| 3.74%, 10–4–05 . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,996,883 |
| | | 60,912,539 |
| **Total Commercial Paper – 5.62%** | | **119,717,202** |
| **Municipal Obligation – Taxable – 0.13%** | | |
| **Kansas** | | |
| City of Park City, Kansas, Taxable Industrial Revenue | | |
| Bonds (The Hayes Company, Inc.), Series 2001 | | |
| (U.S. Bank, National Association), | | |
| 3.93%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . | 2,700 | **2,700,000** |
| **TOTAL SHORT-TERM SECURITIES – 6.22%** | | **$ 132,417,202** |
| (Cost: $132,417,202) | | |
| **TOTAL INVESTMENT SECURITIES – 99.74%** | | **$2,121,664,478** |
| (Cost: $1,752,251,795) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.26%** | | **5,453,058** |
| **NET ASSETS – 100.00%** | | **$2,127,117,536** |

**Notes to Schedule of Investments**

 *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $33,499,812 or 1.57% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, were applicable (CAD – Canadian Dollar, ZAR – South African Rand).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY GLOBAL NATURAL RESOURCES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $1,752,252) (Notes 1 and 3) | $2,121,664 |
| Receivables: | |
|     Fund shares sold | 18,586 |
|     Investment securities sold | 6,425 |
|     Dividends and interest | 1,582 |
| Prepaid and other assets | 71 |
|     Total assets | 2,148,328 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 15,770 |
| Payable to Fund shareholders | 1,555 |
| Accrued management fee (Note 2) | 1,435 |
| Due to custodian | 1,067 |
| Accrued service fee (Note 2) | 409 |
| Accrued shareholder servicing (Note 2) | 397 |
| Accrued distribution fee (Note 2) | 386 |
| Accrued accounting services fee (Note 2) | 14 |
| Accrued administrative fee (Note 2) | 8 |
| Other | 169 |
|     Total liabilities | 21,210 |
|     Total net assets | $2,127,118 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) | $1,613,600 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income | 3,300 |
|     Accumulated undistributed net realized gain on investment transactions | 140,815 |
|     Net unrealized appreciation in value of investments | 369,403 |
|     Net assets applicable to outstanding units of capital | $2,127,118 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A | $26.79 |
|     Class B | $25.57 |
|     Class C | $25.12 |
|     Class Y | $26.88 |
|     Advisor Class | $26.57 |
| Capital shares outstanding: | |
|     Class A | 52,259 |
|     Class B | 6,307 |
|     Class C | 20,267 |
|     Class Y | 2,100 |
|     Advisor Class | 14 |

See Notes to Financial Statements.

# Statement of Operations

## IVY GLOBAL NATURAL RESOURCES FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|   Dividends (net of foreign withholding taxes of $690) | $ 16,371 |
|   Interest and amortization | 1,081 |
|     Total income | 17,452 |
| Expenses (Note 2): | |
|   Investment management fee | 7,204 |
|   Service fee: | |
|     Class A | 1,268 |
|     Class B | 159 |
|     Class C | 483 |
|     Class Y | 44 |
|   Distribution fee: | |
|     Class A | 72 |
|     Class B | 477 |
|     Class C | 1,448 |
|   Shareholder servicing: | |
|     Class A | 1,158 |
|     Class B | 188 |
|     Class C | 409 |
|     Class Y | 28 |
|     Advisor Class | 1 |
|   Custodian fees | 188 |
|   Accounting services fee | 82 |
|   Administrative fee | 50 |
|   Audit fees | 23 |
|   Legal fees | 14 |
|   Other | 401 |
|     Total | 13,697 |
|       Less expenses in excess of voluntary limit (Note 2) | (32) |
|         Total expenses | 13,665 |
|           Net investment income | 3,787 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 59,538 |
| Realized net gain on foreign currency transactions | 405 |
|   Realized net gain on investments | 59,943 |
| Unrealized appreciation in value of securities during the period | 255,632 |
| Unrealized depreciation in value of forward currency contracts during the period | (6,495) |
|   Unrealized appreciation in value of investments during the period | 249,137 |
|     Net gain on investments | 309,080 |
|       Net increase in net assets resulting from operations | $312,867 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY GLOBAL NATURAL RESOURCES FUND**
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) ............... | $ 3,787 | $ (4,973) |
| Realized net gain on investments ........... | 59,943 | 91,084 |
| Unrealized appreciation ................... | 249,137 | 83,974 |
| Net increase in net assets resulting from operations ........... | 312,867 | 170,085 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A ............................. | (—) | (101) |
| Class B ............................. | (—) | (—) |
| Class C ............................. | (—) | (—) |
| Class Y ............................. | (—) | (41) |
| Advisor Class ....................... | (—) | (1) |
| Realized gains on investment transactions: | | |
| Class A ............................. | (—) | (—) |
| Class B ............................. | (—) | (—) |
| Class C ............................. | (—) | (—) |
| Class Y ............................. | (—) | (—) |
| Advisor Class ....................... | (—) | (—) |
| | (—) | (143) |
| Capital share transactions (Note 5) ............. | 475,169 | 878,997 |
| Total increase .......................... | 788,036 | 1,048,939 |
| **NET ASSETS** | | |
| Beginning of period ........................ | 1,339,082 | 290,143 |
| End of period ............................. | $2,127,118 | $1,339,082 |
| Undistributed net investment income (loss) .... | $ 3,300 | $ (892) |

(1)See "Financial Highlights" on pages 106 - 110.

See Notes to Financial Statements.

# Financial Highlights

## IVY GLOBAL NATURAL RESOURCES FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period .... | $22.65 | $17.63 | $16.69 | $11.50 | $11.05 | $ 9.74 | $8.91 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ..... | 0.07 | (0.04) | 0.03 | 0.10 | (0.11)[1] | 0.04[1] | (0.07) |
| Net realized and unrealized gain on investments ...... | 4.07 | 5.06 | 0.91 | 5.14 | 0.63[2] | 1.45 | 0.95 |
| Total from investment operations .......... | 4.14 | 5.02 | 0.94 | 5.24 | 0.52 | 1.49 | 0.88 |
| Less distributions from: | | | | | | | |
| Net investment income .. | (0.00) | (0.00)* | (0.00) | (0.05) | (0.00) | (0.18) | (0.05) |
| Capital gains ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.07) | (0.00) | (0.00) |
| Total distributions ....... | (0.00) | (0.00)* | (0.00) | (0.05) | (0.07) | (0.18) | (0.05) |
| Net asset value, end of period ........ | $26.79 | $22.65 | $17.63 | $16.69 | $11.50 | $11.05 | $9.74 |
| Total return[3] ........... | 18.28% | 28.50% | 5.63% | 45.61% | 4.66%[2] | 15.40% | 9.86% |
| Net assets, end of period (in millions) .......... | $1,400 | $895 | $192 | $95 | $17 | $8 | $6 |
| Ratio of expenses to average net assets including reimbursement ....... | 1.45%[4] | 1.55% | 1.65%[4] | 1.89% | 2.22% | 2.25% | 2.29% |
| Ratio of net investment income (loss) to average net assets including reimbursement ....... | 0.71%[4] | –0.52% | –0.80%[4] | –0.66% | –0.91% | 0.38% | –0.69% |
| Ratio of expenses to average net assets excluding reimbursement ....... | NA | NA | NA | NA | 2.38% | 3.71% | 4.54% |
| Ratio of net investment loss to average net assets excluding reimbursement ....... | NA | NA | NA | NA | –1.07% | –1.08% | –2.94% |
| Portfolio turnover rate ..... | 53% | 110% | 29% | 58% | 67% | 169% | 134% |

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY GLOBAL NATURAL RESOURCES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . | $21.72 | $17.04 | $16.16 | $11.19 | $10.81 | $ 9.56 | $8.77 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . . | 0.02 | (0.04) | (0.01) | (0.06) | (0.19)[1] | (0.02)[1] | (0.09) |
| Net realized and unrealized gain on investments . . . . . . | 3.83 | 4.72 | 0.89 | 5.03 | 0.57 | 1.42 | 0.90 |
| Total from investment operations . . . . . . . . . . | 3.85 | 4.68 | 0.88 | 4.97 | 0.38 | 1.40 | 0.81 |
| Less distributions from: | | | | | | | |
| Net investment income . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.15) | (0.02) |
| Capital gains . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.15) | (0.02) |
| Net asset value, end of period . . . . . . . | $25.57 | $21.72 | $17.04 | $16.16 | $11.19 | $10.81 | $9.56 |
| Total return . . . . . . . . . . . | 17.73% | 27.46% | 5.45% | 44.42% | 3.52% | 14.73% | 9.27% |
| Net assets, end of period (in millions) . . . . . . . . | $161 | $110 | $30 | $21 | $9 | $5 | $3 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . | 2.28%[2] | 2.39% | 2.42%[2] | 2.90% | 2.93% | 2.87% | 2.80% |
| Ratio of net investment loss to average net assets including reimbursement . . . . . . . | −0.10%[2] | −1.35% | −1.59%[2] | −1.54% | −1.62% | −0.24% | −1.20% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . | NA | NA | NA | NA | 3.09% | 4.33% | 5.05% |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . | NA | NA | NA | NA | −1.78% | −1.70% | −3.45% |
| Portfolio turnover rate . . . . | 53% | 110% | 29% | 58% | 67% | 169% | 134% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY GLOBAL NATURAL RESOURCES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . | $21.32 | $16.72 | $15.86 | $10.97 | $10.61 | $ 9.40 | $8.63 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . . | 0.01 | (0.09) | 0.00 | 0.04 | (0.18)[1] | (0.02)[1] | (0.07) |
| Net realized and unrealized gain on investments . . . . . . | 3.79 | 4.69 | 0.86 | 4.85 | 0.55 | 1.39 | 0.89 |
| Total from investment operations . . . . . . . . . . | 3.80 | 4.60 | 0.86 | 4.89 | 0.37 | 1.37 | 0.82 |
| Less distributions from: | | | | | | | |
| Net investment income . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.16) | (0.05) |
| Capital gains . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.00) | (0.00) |
| Total distributions . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.16) | (0.05) |
| Net asset value, end of period . . . . . . . . | $25.12 | $21.32 | $16.72 | $15.86 | $10.97 | $10.61 | $9.40 |
| Total return . . . . . . . . . . . . | 17.82% | 27.51% | 5.42% | 44.58% | 3.46% | 14.62% | 9.49% |
| Net assets, end of period (in millions) . . . . . . . . . | $509 | $312 | $64 | $34 | $5 | $2 | $1 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . | 2.19%[2] | 2.31% | 2.38%[2] | 2.65% | 2.94% | 2.86% | 2.70% |
| Ratio of net investment loss to average net assets including reimbursement . . . . . . . | −0.04%[2] | −1.28% | −1.54%[2] | −1.48% | −1.64% | −0.23% | −1.10% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . | NA | NA | NA | NA | 3.10% | 4.32% | 4.95% |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . | NA | NA | NA | NA | −1.80% | −1.69% | −3.35% |
| Portfolio turnover rate . . . . | 53% | 110% | 29% | 58% | 67% | 169% | 134% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY GLOBAL NATURAL RESOURCES FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period | $22.70 | $17.66 | $16.70 | $12.60 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) | 0.09[2] | (0.02) | 0.01 | 0.00 |
| Net realized and unrealized gain on investments | 4.09[2] | 5.13 | 0.95 | 4.16 |
| Total from investment operations | 4.18 | 5.11 | 0.96 | 4.16 |
| Less distributions from: | | | | |
| Net investment income | (0.00) | (0.07) | (0.00) | (0.06) |
| Capital gains | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions | (0.00) | (0.07) | (0.00) | (0.06) |
| Net asset value, end of period | $26.88 | $22.70 | $17.66 | $16.70 |
| Total return | 18.41% | 28.98% | 5.75% | 33.03% |
| Net assets, end of period (in millions) | $57 | $21 | $4 | $1 |
| Ratio of expenses to average net assets including reimbursement | 1.20%[3] | 1.20% | 1.20%[3] | 1.39%[3] |
| Ratio of net investment income (loss) to average net assets including reimbursement | 0.75%[3] | –0.19% | –0.35%[3] | –0.54%[3] |
| Ratio of expenses to average net assets excluding reimbursement | 1.38%[3] | 1.48% | 1.63%[3] | NA |
| Ratio of net investment income (loss) to average net assets excluding reimbursement | 0.57%[3] | –0.47% | –0.79%[3] | NA |
| Portfolio turnover rate | 53% | 110% | 29% | 58%[4] |

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

**IVY GLOBAL NATURAL RESOURCES FUND**
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period .... | $22.45 | $17.47 | $16.54 | $11.43 | $11.02 | $ 9.74 | $8.90 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ...... | 0.04 | (0.14) | (0.03) | (0.58) | (0.07) | 0.09[2] | (0.05) |
| Net realized and unrealized gain on investments ...... | 4.08 | 5.14 | 0.96 | 5.78 | 0.56 | 1.43 | 0.95 |
| Total from investment operations........... | 4.12 | 5.00 | 0.93 | 5.20 | 0.49 | 1.52 | 0.90 |
| Less distributions from: | | | | | | | |
| Net investment income.. | (0.00) | (0.02) | (0.00) | (0.09) | (0.00) | (0.24) | (0.06) |
| Capital gains ......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) | (0.00) | (0.00) |
| Total distributions ........ | (0.00) | (0.02) | (0.00) | (0.09) | (0.08) | (0.24) | (0.06) |
| Net asset value, end of period ......... | $26.57 | $22.45 | $17.47 | $16.54 | $11.43 | $11.02 | $9.74 |
| Total return .............. | 18.35% | 28.63% | 5.62% | 45.55% | 4.46% | 15.71% | 10.17% |
| Net assets, end of period (in thousands) ....... | $373 | $476 | $512 | $484 | $570 | $465 | $22 |
| Ratio of expenses to average net assets including reimbursement ....... | 1.31%[3] | 1.47% | 1.57%[3] | 2.19% | 1.82% | 1.78% | 2.02% |
| Ratio of net investment income (loss) to average net assets including reimbursement ....... | 1.06%[3] | –0.36% | –0.74%[3] | –0.41% | –0.51% | 0.85% | –0.42% |
| Ratio of expenses to average net assets excluding reimbursement ....... | NA | NA | NA | NA | 1.98% | 3.24% | 4.27% |
| Ratio of net investment loss to average net assets excluding reimbursement ....... | NA | NA | NA | NA | –0.67% | –0.61% | –2.67% |
| Portfolio turnover rate .... | 53% | 110% | 29% | 58% | 67% | 169% | 134% |

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY INTERNATIONAL FUND

### Portfolio Highlights

On September 30, 2005, Ivy International Fund had net assets totaling $149,781,343 invested in a diversified portfolio of:

| | |
|---|---|
| 97.85% | Common Stocks |
| 2.15% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $60.59 |
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . | $31.84 |
| Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3.02 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $ 2.15 |
| United States . . . . . . . . . . . . . . . . . . . . . . . | $ 1.31 |
| Mexico . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.09 |



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $25.19 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . . | $14.47 |
| Consumer Goods Stocks . . . . . . . . . . . . . . . | $12.27 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . . | $10.80 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 7.60 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . . | $ 6.96 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . . | $ 4.78 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . . | $ 3.82 |
| Business Equipment and Services Stocks . | $ 3.75 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 3.02 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 2.97 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.22 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $ 2.15 |

# The Investments of Ivy International Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 1.15%** | | |
| Westpac Banking Corporation (A) . . . . . . . . . . . . . . . . . . | 107,000 | $ 1,721,722 |
| | | |
| **Austria – 6.74%** | | |
| Bank Austria Creditanstalt (A) . . . . . . . . . . . . . . . . . . . . . | 20,000 | 2,235,480 |
| OMV Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . | 100,000 | 5,939,082 |
| Raiffeisen International Bank-Holding AG (A)* . . . . . . . . . | 28,700 | 1,916,331 |
| | | 10,090,893 |
| **Belgium – 0.44%** | | |
| KBC Group NV (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,150 | 660,271 |
| | | |
| **Canada – 3.02%** | | |
| EnCana Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 57,300 | 3,343,773 |
| Shoppers Drug Mart Corporation (A)(B) . . . . . . . . . . . . . | 33,350 | 1,178,881 |
| | | 4,522,654 |
| **Finland – 0.57%** | | |
| Nokia OYJ (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51,000 | 854,550 |
| | | |
| **France – 7.35%** | | |
| France Telecom (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,050 | 1,580,142 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,400 | 1,851,080 |
| Total S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | 4,640,561 |
| VINCI (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,200 | 2,945,417 |
| | | 11,017,200 |
| **Germany – 8.43%** | | |
| Allianz Aktiengesellschaft, Registered Shares (A) . . . . . . | 10,000 | 1,351,048 |
| BASF Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . | 24,200 | 1,820,934 |
| Bayerische Hypo- und Vereinsbank AG (A)* . . . . . . . . . . | 86,000 | 2,418,905 |
| Commerzbank Aktiengesellschaft (A) . . . . . . . . . . . . . . . | 40,000 | 1,095,262 |
| Continental Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . | 12,400 | 1,017,700 |
| Deutsche Telekom AG, Registered Shares (A) . . . . . . . . . | 40,000 | 727,931 |
| Fresenius AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,430 | 752,221 |
| PUMA Aktiengesellschaft Rudolf Dassler Sport (A) . . . . . | 3,050 | 825,092 |
| Siemens AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,000 | 2,621,682 |
| | | 12,630,775 |
| **Ireland – 4.23%** | | |
| Anglo Irish Bank Corporation plc (Great Britian) (A) . . . . . | 280,000 | 3,803,128 |
| Anglo Irish Bank Corporation plc (Ireland) (A) . . . . . . . . . | 65,000 | 885,213 |
| CRH public limited company (A) . . . . . . . . . . . . . . . . . . . | 60,700 | 1,645,280 |
| | | 6,333,621 |

See Notes to Schedule of Investments on page 115.

# The Investments of Ivy International Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Italy – 1.58%** | | |
| Assicurazioni Generali SpA (A) . . . . . . . . . . . . . . . . . . . . | 36,700 | $ 1,157,536 |
| Saipem S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72,000 | 1,214,212 |
| | | **2,371,748** |
| **Japan – 29.03%** | | |
| ACOM CO., LTD. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 1,451,790 |
| Bank of Fukuoka, Ltd. (The) (A) . . . . . . . . . . . . . . . . . . . | 120,000 | 864,731 |
| Canon Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36,070 | 1,947,840 |
| CREDIT SAISON CO., LTD. (A) . . . . . . . . . . . . . . . . . . . | 48,000 | 2,105,801 |
| DENSO CORPORATION (A) . . . . . . . . . . . . . . . . . . . . . . | 41,000 | 1,188,301 |
| Dentsu Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 290 | 822,623 |
| FANUC LTD (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 808,704 |
| Honda Motor Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . | 21,900 | 1,238,585 |
| Hoya Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,800 | 1,687,143 |
| iShares MSCI Japan Index Fund . . . . . . . . . . . . . . . . . . . | 300,000 | 3,657,000 |
| Japan Tobacco Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 115 | 1,813,417 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . | 250 | 3,281,505 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 144,000 | 2,841,563 |
| Mitsubishi Estate Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . | 62,000 | 850,954 |
| Mizuho Financial Group, Inc. (A) . . . . . . . . . . . . . . . . . . | 350 | 2,226,138 |
| Nippon Telegraph and Telephone Corporation (A) . . . . . . | 360 | 1,769,634 |
| Nomura Holdings, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 62,300 | 966,483 |
| ORIX Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,300 | 2,221,292 |
| SMC Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,300 | 1,903,475 |
| Sega Sammy Holdings Inc. (A) . . . . . . . . . . . . . . . . . . . | 49,200 | 1,941,735 |
| Shinsei Bank, Limited (A)(B) . . . . . . . . . . . . . . . . . . . . . | 120,000 | 755,847 |
| Sumitomo Mitsui Financial Group, Inc. (A) . . . . . . . . . . . | 120 | 1,131,128 |
| TDK Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,600 | 1,468,123 |
| Taisei Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 220,000 | 905,079 |
| Tokyo Electric Power Company, Incorporated (The) (A) . . | 32,000 | 809,056 |
| Toyota Motor Corporation (A) . . . . . . . . . . . . . . . . . . . . . | 61,500 | 2,817,249 |
| | | **43,475,196** |
| **Mexico – 1.09%** | | |
| Cemex, S.A. de C.V., ADR . . . . . . . . . . . . . . . . . . . . . . | 31,305 | **1,637,251** |
| **Netherlands – 1.05%** | | |
| Royal DSM Heerlen (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 | **1,571,735** |
| **Norway – 0.70%** | | |
| Statoil ASA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42,000 | **1,041,873** |
| **Russia – 1.54%** | | |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 | **2,308,000** |

See Notes to Schedule of Investments on page 115.

# The Investments of Ivy International Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Singapore – 0.53%** | | |
| DBS Group Holdings Ltd (A) . . . . . . . . . . . . . . . . . . . . . . | 85,300 | $ 796,489 |
| **South Korea – 1.13%** | | |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . | 3,000 | 1,692,249 |
| **Spain – 4.20%** | | |
| Enagas, S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150,000 | 2,695,485 |
| Fadesa Inmobiliaria, S.A. (A) . . . . . . . . . . . . . . . . . . . . . | 100,000 | 3,593,980 |
| | | 6,289,465 |
| **Sweden – 1.24%** | | |
| Telefonaktiebolaget LM Ericsson, B Shares (A) . . . . . . . . | 510,000 | 1,862,034 |
| **Switzerland – 7.38%** | | |
| Compagnie Financiere Richemont SA (A). . . . . . . . . . . . | 34,600 | 1,369,940 |
| Credit Suisse Group, Registered Shares (A). . . . . . . . . . . | 30,800 | 1,363,442 |
| Holcim Ltd, Registered Shares (A) . . . . . . . . . . . . . . . . . | 22,400 | 1,487,392 |
| Nestle S.A., Registered Shares (A) . . . . . . . . . . . . . . . . . | 10,280 | 3,009,981 |
| Novartis AG, Registered Shares (A) . . . . . . . . . . . . . . . . | 61,600 | 3,124,258 |
| Zurich Financial Services, Registered Shares (A)* . . . . . . | 4,100 | 698,432 |
| | | 11,053,445 |
| **United Kingdom – 15.14%** | | |
| BAE SYSTEMS plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 150,000 | 908,746 |
| BHP Billiton Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 164,700 | 2,660,809 |
| BP p.l.c. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 | 3,563,556 |
| British American Tobacco p.l.c. (A) . . . . . . . . . . . . . . . . . | 100,000 | 2,100,567 |
| IG Group Holdings plc (A)(B)* . . . . . . . . . . . . . . . . . . . . | 155,000 | 472,936 |
| RHM plc (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450,000 | 2,436,552 |
| Reckitt Benckiser plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 51,500 | 1,568,644 |
| Royal Bank of Scotland Group plc (The) (A) . . . . . . . . . . | 75,900 | 2,153,885 |
| Smiths Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51,500 | 871,065 |
| tesco plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 392,000 | 2,139,791 |
| Vodafone Group Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,460,000 | 3,798,128 |
| | | 22,674,679 |
| **United States – 1.31%** | | |
| Inco Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,600 | 1,117,460 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 843,800 |
| | | 1,961,260 |
| **TOTAL COMMON STOCKS – 97.85%** | | **$146,567,110** |

(Cost: $110,328,632)

See Notes to Schedule of Investments on page 115.

# The Investments of Ivy International Fund

*September 30, 2005*

| SHORT-TERM SECURITY – 2.28% | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** | | |
| BP Capital Markets p.l.c., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,411 | $ 3,410,265 |
| (Cost: $3,410,265) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 100.13%** | | $149,977,375 |
| (Cost: $113,738,897) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.13%)** | | (196,032) |
| | | |
| **NET ASSETS – 100.00%** | | $149,781,343 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $4,844,216 or 3.23% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY INTERNATIONAL FUND
*September 30, 2005*
*(In Thousands, Except for Per Share and Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $113,739) (Notes 1 and 3) . . . . . . | $149,977 |
| Receivables: | |
|    Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 512 |
|    Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150,563 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 339 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 157 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 122 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . | 54 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Accrued administrative fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68 |
|      Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 782 |
|      Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $149,781 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . | $404,671 |
| Accumulated undistributed income (loss): | |
|    Accumulated undistributed net investment income. . . . . . . . . . . . . . . | 293 |
|    Accumulated undistributed net realized loss | |
|      on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (291,430) |
|    Net unrealized appreciation in value of investments. . . . . . . . . . . . . . | 36,247 |
|      Net assets applicable to outstanding units of capital. . . . . . . . . . . . | $149,781 |
| Net asset value per share (net assets divided by shares outstanding): | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $26.19 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $24.25 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $24.17 |
|    Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $26.19 |
|    Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $25.75 |
|    Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $26.51 |
| Capital shares outstanding: | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,987,641 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 396,096 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 373,596 |
|    Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,456 |
|    Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
|    Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,981 |

See Notes to Financial Statements.

# Statement of Operations

## IVY INTERNATIONAL FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $201) | $ 1,866 |
| Interest and amortization | 38 |
| Total income | 1,904 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 724 |
| Shareholder servicing: | |
| Class A | 153 |
| Class B | 33 |
| Class C | 16 |
| Class Y | —* |
| Advisor Class | —* |
| Class I | —* |
| Service fee: | |
| Class A | 120 |
| Class B | 14 |
| Class C | 11 |
| Class Y | —* |
| Distribution fee: | |
| Class A | 1 |
| Class B | 41 |
| Class C | 33 |
| Accounting services fee | 27 |
| Custodian fees | 25 |
| Audit fees | 22 |
| Administrative fee | 7 |
| Other | 76 |
| Total expenses | 1,303 |
| Net investment income | 601 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 5,358 |
| Realized net loss on foreign currency transactions | (64) |
| Realized net gain on investments | 5,294 |
| Unrealized appreciation in value of investments during the period | 13,678 |
| Net gain on investments | 18,972 |
| Net increase in net assets resulting from operations | $19,573 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY INTERNATIONAL FUND**
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . . . . | $ 601 | $ (639) |
| Realized net gain on investments . . . . . . . . . . . . . . | 5,294 | 14,032 |
| Unrealized appreciation (depreciation) . . . . . . . . . . | 13,678 | (3,413) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 19,573 | 9,980 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . | (18,882) | (46,593) |
| Total increase (decrease) . . . . . . . . . . . . . . . . . . . . . | 691 | (36,613) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 149,090 | 185,703 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $149,781 | $149,090 |
| Undistributed net investment income (loss) . . . . . . . | $ 293 | $ (244) |

(1)See "Financial Highlights" on pages 119 - 124.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period..... | $22.86 | $21.34 | $20.64 | $16.35 | $20.69 | $26.20 | $ 47.09 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ...... | 0.13 | (0.02) | (0.01) | (0.02) | 0.06[1] | 0.05 | 0.19 |
| Net realized and unrealized gain (loss) on investments ..... | 3.20 | 1.54 | 0.71 | 4.31 | (4.40) | (5.56) | (12.44) |
| Total from investment operations............ | 3.33 | 1.52 | 0.70 | 4.29 | (4.34) | (5.51) | (12.25) |
| Less distributions from: | | | | | | | |
| Net investment income.. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.04) |
| Capital gains .......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.60) |
| Total distributions ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.64) |
| Net asset value, end of period.......... | $26.19 | $22.86 | $21.34 | $20.64 | $16.35 | $20.69 | $ 26.20 |
| Total return[2] ............ | 14.57% | 7.12% | 3.39% | 26.24% | –20.96% | –21.03% | –17.26% |
| Net assets, end of period (in millions)........... | $131 | $122 | $125 | $124 | $127 | $345 | $588 |
| Ratio of expenses to average net assets including reimbursement ........ | 1.65%[3] | 1.61% | 1.69%[3] | 1.81% | 1.89% | 1.60% | 1.66% |
| Ratio of net investment income (loss) to average net assets including reimbursement ........ | 0.97%[3] | –0.15% | –0.26%[3] | –0.07% | 0.32% | 0.18% | 0.37% |
| Ratio of expenses to average net assets excluding reimbursement ........ | NA | NA | NA | NA | 1.89% | 1.66% | NA |
| Ratio of net investment income to average net assets excluding reimbursement ........ | NA | NA | NA | NA | 0.32% | 0.12% | NA |
| Portfolio turnover rate ..... | 27% | 76% | 27% | 136% | 34% | 43% | 91% |

(1)Based on average shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $21.30 | $20.12 | $19.52 | $15.62 | $20.03 | $25.64 | $46.78 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment loss ..... | (0.01)[1] | (0.22)[1] | (0.07) | (0.23) | (0.12)[1] | (0.21) | (0.17) |
| Net realized and unrealized gain (loss) on investments ...... | 2.96[1] | 1.40[1] | 0.67 | 4.13 | (4.29)[1] | (5.40) | (12.33) |
| Total from investment operations............ | 2.95 | 1.18 | 0.60 | 3.90 | (4.41) | (5.61) | (12.50) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.04) |
| Capital gains ........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.60) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.64) |
| Net asset value, end of period........... | $24.25 | $21.30 | $20.12 | $19.52 | $15.62 | $20.03 | $25.64 |
| Total return ............... | 13.85% | 5.87% | 3.08% | 24.97% | −22.00% | −21.88% | −17.95% |
| Net assets, end of period (in millions)............ | $10 | $17 | $49 | $55 | $68 | $137 | $281 |
| Ratio of expenses to average net assets including reimbursement ......... | 2.88%[2] | 2.75% | 2.75%[2] | 2.84% | 2.85% | 2.54% | 2.50% |
| Ratio of net investment loss to average net assets including reimbursement ......... | −0.13%[2] | −1.09% | −1.35%[2] | −1.06% | −0.64% | −0.76% | −0.47% |
| Ratio of expenses to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 2.85% | 2.60% | NA |
| Ratio of net investment loss to average net assets excluding reimbursement ......... | NA | NA | NA | NA | −0.64% | −0.82% | NA |
| Portfolio turnover rate ...... | 27% | 76% | 27% | 136% | 34% | 43% | 91% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period..... | $21.20 | $20.00 | $19.39 | $15.52 | $19.90 | $25.46 | $46.57 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment loss .... | (0.06) | (0.32) | (0.07) | (0.20) | (0.11)[1] | (0.21) | (0.19) |
| Net realized and unrealized gain (loss) on investments ..... | 3.03 | 1.52 | 0.68 | 4.07 | (4.27)[1] | (5.35) | (12.28) |
| Total from investment operations........... | 2.97 | 1.20 | 0.61 | 3.87 | (4.38) | (5.56) | (12.47) |
| Less distributions from: | | | | | | | |
| Net investment income.. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.04) |
| Capital gains .......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.60) |
| Total distributions ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.64) |
| Net asset value, end of period......... | $24.17 | $21.20 | $20.00 | $19.39 | $15.52 | $19.90 | $25.46 |
| Total return .............. | 14.01% | 6.00% | 3.15% | 24.94% | −22.00% | −21.84% | −17.97% |
| Net assets, end of period (in millions)........... | $9 | $9 | $11 | $12 | $14 | $26 | $57 |
| Ratio of expenses to average net assets including reimbursement ........ | 2.68%[2] | 2.64% | 2.67%[2] | 2.80% | 2.83% | 2.54% | 2.49% |
| Ratio of net investment loss to average net assets including reimbursement ........ | −0.04%[2] | −1.14% | −1.25%[2] | −0.94% | −0.62% | −0.76% | −0.46% |
| Ratio of expenses to average net assets excluding reimbursement ........ | NA | NA | NA | NA | 2.83% | 2.60% | NA |
| Ratio of net investment loss to average net assets excluding reimbursement ........ | NA | NA | NA | NA | −0.62% | −0.82% | NA |
| Portfolio turnover rate ..... | 27% | 76% | 27% | 136% | 34% | 43% | 91% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-2003[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $22.86 | $21.35 | $20.65 | $17.69 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . . . . . . . | 0.13 | (0.09) | (0.02) | 0.02 |
| Net realized and unrealized gain on investments. . . . . . . | 3.20 | 1.60 | 0.72 | 2.94 |
| Total from investment operations . . . . . . . . . . . . . . . . | 3.33 | 1.51 | 0.70 | 2.96 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period. . . . . . . . . . . . . . | $26.19 | $22.86 | $21.35 | $20.65 |
| Total return . . . . . . . . . . . . . . . . . . . | 14.57% | 7.07% | 3.39% | 16.73% |
| Net assets, end of period (in thousands) . . . . . . . . . . . . . . | $248 | $229 | $140 | $135 |
| Ratio of expenses to average net assets . . . . . . . . . . | 1.62%[2] | 1.66% | 1.76%[2] | 0.59%[2] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . . . | 0.96%[2] | –0.33% | –0.32%[2] | 0.24%[2] |
| Portfolio turnover rate. . . . . . . . . . . | 27% | 76% | 27% | 136%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | For the period from 8-31-00[2] to 12-31-00 |
| | | | | 2003 | 2002[3] | 2001 | |
|---|---|---|---|---|---|---|---|
| Net asset value, beginning of period...... | $22.84 | $21.66 | $21.00 | $16.85 | $20.67 | $26.25 | $40.05 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss)....... | (0.25) | (0.38) | (0.08) | (1.00) | (0.24) | 0.01 | 0.02 |
| Net realized and unrealized gain (loss) on investments...... | 3.16 | 1.56 | 0.74 | 5.15 | (3.58) | (5.59) | (5.18) |
| Total from investment operations............ | 2.91 | 1.18 | 0.66 | 4.15 | (3.82) | (5.58) | (5.16) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.04) |
| Capital gains........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.60) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.64) |
| Net asset value, end of period........... | $25.75 | $22.84 | $21.66 | $21.00 | $16.85 | $20.67 | $26.25 |
| Total return............... | 12.74% | 5.45% | 3.14% | 25.00% | −18.71% | −21.26% | −12.09% |
| Net assets, end of period (in thousands)......... | $1 | $1 | $1 | $1 | $2 | $5 | $4 |
| Ratio of expenses to average net assets including reimbursement......... | 4.65%[4] | 3.11% | 2.35%[4] | 2.72% | 3.46% | 1.69% | 2.10%[4] |
| Ratio of net investment income (loss) to average net assets including reimbursement......... | −2.15%[4] | −1.75% | −1.58%[4] | −0.98% | −1.24% | 0.09% | −0.08%[4] |
| Ratio of expenses to average net assets excluding reimbursement......... | NA | NA | NA | NA | 3.46% | 1.75% | NA |
| Ratio of net investment income (loss) to average net assets excluding reimbursement......... | NA | NA | NA | NA | −1.24% | 0.03% | NA |
| Portfolio turnover rate...... | 27% | 76% | 27% | 136% | 34% | 43% | 91%[5] |

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Advisor Class Shares were outstanding for the period from 1-1-02 through 6-11-02 and from 7-3-02 through 12-31-02.
(4)Annualized.
(5)For the 12 months ended December 31, 2000.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL FUND
*Class I Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $23.13 | $21.58 | $20.86 | $16.48 | $20.85 | $26.35 | $47.09 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ....... | 0.37 | 0.29 | (0.00) | (0.08) | 0.14[2] | 0.15 | 0.64 |
| Net realized and unrealized gain (loss) on investments ...... | 3.01 | 1.26 | 0.72 | 4.46 | (4.51)[2] | (5.65) | (12.74) |
| Total from investment operations............. | 3.38 | 1.55 | 0.72 | 4.38 | (4.37) | (5.50) | (12.10) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.04) |
| Capital gains ........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.60) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (8.64) |
| Net asset value, end of period........... | $26.51 | $23.13 | $21.58 | $20.86 | $16.48 | $20.85 | $26.35 |
| Total return ............... | 14.61% | 7.18% | 3.45% | 26.58% | –20.95% | –20.87% | –16.92% |
| Net assets, end of period (in thousands) ........ | $291 | $345 | $669 | $684 | $1,304 | $17,062 | $33,907 |
| Ratio of expenses to average net assets including reimbursement ......... | 1.41%[3] | 1.47% | 1.38%[3] | 1.66% | 1.51% | 1.24% | 1.24% |
| Ratio of net investment income to average net assets including reimbursement ......... | 1.26%[3] | 0.20% | 0.04%[3] | 0.06% | 0.70% | 0.54% | 0.79% |
| Ratio of expenses to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 1.51% | 1.30% | NA |
| Ratio of net investment income to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 0.70% | 0.48% | NA |
| Portfolio turnover rate ...... | 27% | 76% | 27% | 136% | 34% | 43% | 91% |

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY INTERNATIONAL BALANCED FUND

### Portfolio Highlights

On September 30, 2005, Ivy International Balanced Fund had net assets totaling $127,708,174 invested in a diversified portfolio of:

| | |
|---|---|
| 61.47% | Common Stocks and Right |
| 30.18% | Other Government Securities |
| 8.35% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $56.11 |
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . . | $25.78 |
| Cash and Cash Equivalents . . . . . . . . . . . . . | $ 8.35 |
| Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.73 |
| Caribbean . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.42 |
| Mexico . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.07 |
| Middle East . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.91 |
| Africa . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.63 |



| | |
|---|---|
| Other Government Securities . . . . . . . . . . . . | $30.18 |
| Financial Services Stocks . . . . . . . . . . . . . . | $10.88 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $10.76 |
| Cash and Cash Equivalents . . . . . . . . . . . . . | $ 8.35 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . . | $ 5.11 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 4.32 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 4.25 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . . | $ 3.34 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . . | $ 3.21 |
| Consumer Nondurables Stocks . . . . . . . . . . | $ 3.08 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . . . | $ 3.03 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.81 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . . . | $ 2.80 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 2.69 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 2.68 |
| Consumer Durables Stocks . . . . . . . . . . . . . | $ 2.51 |

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| COMMON STOCKS AND RIGHT | Shares | Value |
|---|---|---|
| **Australia – 1.50%** | | |
| National Australia Bank Limited (A) . . . . . . . . . . . . . . . | 54,242 | $ 1,367,112 |
| Qantas Airways Limited (A) . . . . . . . . . . . . . . . . . . . . . | 157,000 | 403,484 |
| Qantas Airways Limited (A)(B). . . . . . . . . . . . . . . . . . . | 54,528 | 140,135 |
| | | **1,910,731** |
| **Belgium – 0.39%** | | |
| Agfa-Gevaert N.V. (A)* . . . . . . . . . . . . . . . . . . . . . . . . | 20,620 | **496,944** |
| **Bermuda – 1.42%** | | |
| ACE Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,750 | 1,070,843 |
| XL Capital Ltd, Class A . . . . . . . . . . . . . . . . . . . . . . . . | 10,870 | 739,486 |
| | | **1,810,329** |
| **Canada – 1.42%** | | |
| Barrick Gold Corporation (A) . . . . . . . . . . . . . . . . . . . . | 35,400 | 1,026,043 |
| Domtar Inc. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 122,610 | 787,733 |
| | | **1,813,776** |
| **China – 0.90%** | | |
| China Telecom Corporation Limited (A). . . . . . . . . . . . . | 2,700,000 | 1,018,060 |
| China Telecom Corporation Limited (A)(B) . . . . . . . . . . | 360,000 | 135,741 |
| | | **1,153,801** |
| **Denmark – 1.77%** | | |
| Vestas Wind Systems A/S (A)* . . . . . . . . . . . . . . . . . . | 93,333 | **2,254,973** |
| **Finland – 2.15%** | | |
| Stora Enso Oyj, Class R (A) . . . . . . . . . . . . . . . . . . . . | 103,390 | 1,421,704 |
| UPM-Kymmene Corporation (A) . . . . . . . . . . . . . . . . . | 66,310 | 1,327,082 |
| | | **2,748,786** |
| **France – 3.35%** | | |
| AXA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,400 | 779,685 |
| France Telecom (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,604 | 620,116 |
| SUEZ (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,400 | 647,541 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,848 | 1,144,364 |
| Total S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,970 | 1,083,708 |
| | | **4,275,414** |
| **Germany – 3.33%** | | |
| Bayer Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . | 20,100 | 738,819 |
| Deutsche Post AG (A) . . . . . . . . . . . . . . . . . . . . . . . . | 63,460 | 1,485,913 |
| E.ON AG (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,660 | 981,500 |
| Munchener Ruckversicherungs-Gesellschaft | | |
|     Aktiengesellschaft, Registered Shares (A). . . . . . . . | 5,360 | 612,058 |
| Volkswagen Aktiengesellschaft (A) . . . . . . . . . . . . . . . | 9,430 | 430,271 |
| | | **4,248,561** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---|---|
| **Hong Kong – 2.37%** | | |
| Bank of East Asia, Limited (The) (A) . . . . . . . . . . . . . . | 136,200 | $ 398,554 |
| Cheung Kong (Holdings) Limited (A) . . . . . . . . . . . . . . | 108,000 | 1,219,584 |
| Hutchison Whampoa Limited, Ordinary Shares (A) . . . | 136,000 | 1,406,915 |
| | | **3,025,053** |
| **Israel – 0.91%** | | |
| Check Point Software Technologies Ltd.* . . . . . . . . . . . | 47,610 | **1,155,971** |
| **Italy – 0.89%** | | |
| Eni S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,100 | **1,131,624** |
| **Japan – 5.40%** | | |
| Hitachi, Ltd. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150,000 | 950,095 |
| KDDI CORPORATION (A) . . . . . . . . . . . . . . . . . . . . . . . | 196 | 1,105,052 |
| Konica Minolta Holdings, Inc. (A) . . . . . . . . . . . . . . . . . | 55,500 | 504,568 |
| Nintendo Co., Ltd. (A). . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 583,183 |
| Nippon Telegraph and Telephone Corporation (A) . . . . | 194 | 953,636 |
| Nomura Holdings, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . | 36,900 | 572,443 |
| Sony Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,500 | 903,625 |
| Takeda Chemical Industries, Ltd. (A) . . . . . . . . . . . . . . | 22,300 | 1,328,001 |
| | | **6,900,603** |
| **Mexico – 1.07%** | | |
| Telefonos de Mexico, S.A. de C.V., ADR . . . . . . . . . . . | 64,280 | **1,367,236** |
| **Netherlands – 3.71%** | | |
| Akzo Nobel N.V. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,570 | 940,377 |
| ING Groep N.V., Certicaaten Van Aandelen (A) . . . . . . | 46,290 | 1,378,774 |
| Koninklijke Philips Electronics N.V., | | |
|     Ordinary Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 48,410 | 1,286,555 |
| Reed Elsevier NV (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82,170 | 1,133,861 |
| | | **4,739,567** |
| **Norway – 1.71%** | | |
| Norske Skogindustrier ASA (A) . . . . . . . . . . . . . . . . . . | 43,870 | 647,934 |
| Norske Skogindustrier ASA, Rights (A)* . . . . . . . . . . . . | 43,870 | 77,015 |
| Telenor ASA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 160,750 | 1,435,553 |
| Telenor ASA (A)(B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,550 | 22,772 |
| | | **2,183,274** |
| **Portugal – 0.55%** | | |
| Portugal Telecom, SGPS, S.A., Ordinary Shares (A) . . | 76,340 | **697,381** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---:|---:|
| **Singapore – 1.10%** | | |
| DBS Group Holdings Ltd (A) . . . . . . . . . . . . . . . . . . . . | 33,000 | $    308,138 |
| Venture Corporation Limited (A) . . . . . . . . . . . . . . . . . | 128,000 | 1,096,862 |
| | | **1,405,000** |
| **South Africa – 0.63%** | | |
| Sappi Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 69,000 | **810,725** |
| | | |
| **South Korea – 3.86%** | | |
| KT Corporation, ADR. . . . . . . . . . . . . . . . . . . . . . . . . . | 48,730 | 1,096,425 |
| Kookmin Bank, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,440 | 974,070 |
| POSCO, ADR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,340 | 528,270 |
| SK Telecom Co., Ltd., ADR . . . . . . . . . . . . . . . . . . . . | 41,000 | 895,440 |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . | 530 | 298,964 |
| Samsung Electronics Co., Ltd., GDR (B). . . . . . . . . . . | 4,010 | 1,140,845 |
| | | **4,934,014** |
| **Spain – 2.42%** | | |
| Gamesa Corporacion Tecnologica, S.A. (A) . . . . . . . . . | 53,110 | 815,852 |
| Iberdrola, S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,743 | 495,855 |
| Repsol YPF, S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . | 39,250 | 1,271,932 |
| Telefonica, S.A., ADR. . . . . . . . . . . . . . . . . . . . . . . . . | 10,025 | 494,433 |
| Telefonica, S.A., Brazilian Depositary Receipts (A). . . . | 570 | 9,327 |
| | | **3,087,399** |
| **Sweden – 2.23%** | | |
| ForeningsSparbanken AB (A) . . . . . . . . . . . . . . . . . . . | 24,300 | 587,812 |
| Nordea Bank AB, Finnish Depositary Receipts (A). . . . | 113,190 | 1,126,530 |
| Securitas AB, Class B (A) . . . . . . . . . . . . . . . . . . . . . . | 73,500 | 1,137,888 |
| | | **2,852,230** |
| **Switzerland – 2.31%** | | |
| Lonza Group Ltd, Registered Shares (A) . . . . . . . . . . . | 5,800 | 342,336 |
| Nestle S.A., Registered Shares (A) . . . . . . . . . . . . . . . | 4,100 | 1,200,479 |
| Swiss Reinsurance Company, Registered Shares (A) . | 11,950 | 784,727 |
| UBS AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,400 | 628,863 |
| | | **2,956,405** |
| **Taiwan – 2.27%** | | |
| Chunghwa Telecom Co., Ltd., ADR . . . . . . . . . . . . . . . | 24,700 | 457,197 |
| Compal Electronics Inc., GDR. . . . . . . . . . . . . . . . . . . | 53,235 | 262,683 |
| Compal Electronics Inc., GDR (B) . . . . . . . . . . . . . . . | 128,409 | 633,621 |
| Lite-On Technology Corporation, GDR . . . . . . . . . . . . . | 75,868 | 847,024 |
| Mega Financial Holding Company (A)* . . . . . . . . . . . . | 1,107,000 | 700,506 |
| | | **2,901,031** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---|---|
| **United Kingdom – 13.81%** | | |
| AMVESCAP PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,400 | $ 171,347 |
| BAE SYSTEMS plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 179,510 | 1,087,527 |
| BP p.l.c. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82,800 | 983,541 |
| Boots Group PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 64,600 | 693,295 |
| British Sky Broadcasting Group plc (A) . . . . . . . . . . . . | 134,780 | 1,332,373 |
| Cadbury Schweppes plc (A) . . . . . . . . . . . . . . . . . . . . | 72,900 | 735,442 |
| Compass Group PLC (A). . . . . . . . . . . . . . . . . . . . . . . . | 608,600 | 2,213,862 |
| GlaxoSmithKline plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 42,970 | 1,092,837 |
| Pearson plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82,670 | 960,855 |
| Rentokil Initial plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 376,520 | 1,097,373 |
| Rolls-Royce plc (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . | 120,600 | 794,443 |
| Royal Bank of Scotland Group plc (The) (A) . . . . . . . . | 52,590 | 1,492,396 |
| Royal Dutch Shell plc, Class B (A). . . . . . . . . . . . . . . . | 27,641 | 954,533 |
| Shire Pharmaceuticals Group plc (A) . . . . . . . . . . . . . | 44,000 | 535,071 |
| Smiths Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,780 | 672,834 |
| Unilever PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95,630 | 998,483 |
| Vodafone Group Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 437,630 | 1,138,476 |
| Wm MORRISON SUPERMARKETS PLC (A) . . . . . . . | 216,740 | 679,475 |
| | | **17,634,163** |
| | | |
| **TOTAL COMMON STOCKS AND RIGHT- 61.47%** | | **$ 78,494,991** |
| (Cost: $64,844,195) | | |

| OTHER GOVERNMENT SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Australia – 1.08%** | | |
| New South Wales Treasury Corporation, | | |
| 6.5%, 5–1–06 (B)(C) . . . . . . . . . . . . . . . . . . . . . . . | AUD550 | 421,754 |
| Queensland Treasury Corporation: | | |
| 6.0%, 8–14–13 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 944,074 |
| 6.0%, 10–14–15 (C) . . . . . . . . . . . . . . . . . . . . . . . . | 10 | 7,905 |
| | | **1,373,733** |
| **Austria – 0.75%** | | |
| Republic of Austria: | | |
| 5.5%, 10–20–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . | EUR360 | 459,158 |
| 4.0%, 7–15–09 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 70 | 88,358 |
| 5.0%, 7–15–12 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 406,746 |
| | | **954,262** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| OTHER GOVERNMENT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Belgium – 0.64%** | | |
| Belgium Government Bond: | | |
| 4.75%, 9–28–06 (C) .......................... | EUR100 | $ 123,118 |
| 7.5%, 7–29–08 (C) .......................... | 405 | 552,504 |
| 5.0%, 9–28–12 (C) .......................... | 100 | 135,867 |
| | | **811,489** |
| **Canada – 4.31%** | | |
| Canadian Government Bond: | | |
| 3.0%, 6–1–06 (C) .......................... | CAD950 | 816,206 |
| 3.25%, 12–1–06 (C) .......................... | 3,550 | 3,053,024 |
| 4.5%, 9–1–07 (C) .......................... | 1,040 | 913,880 |
| 6.0%, 6–1–11 (C) .......................... | 748 | 718,388 |
| | | **5,501,498** |
| **Denmark – 0.20%** | | |
| Denmark Government Bond, | | |
| 5.0%, 11–15–13 (C) .......................... | DKK1,400 | **258,556** |
| **Finland – 0.75%** | | |
| Finland Government Bond: | | |
| 3.0%, 7–4–08 (C) .......................... | EUR400 | 487,691 |
| 5.0%, 4–25–09 (C) .......................... | 60 | 78,008 |
| 5.75%, 2–23–11 (C) .......................... | 280 | 386,377 |
| | | **952,076** |
| **France – 1.33%** | | |
| France Government Bond OAT: | | |
| 4.0%, 10–25–09 (C) .......................... | 712 | 901,457 |
| 4.0%, 4–25–13 (C) .......................... | 620 | 796,787 |
| | | **1,698,244** |
| **Germany – 0.71%** | | |
| Deutsche Bundesrepublik: | | |
| 6.0%, 7–4–07 (C) .......................... | 531 | 677,578 |
| 5.0%, 7–4–11 (C) .......................... | 170 | 228,118 |
| | | **905,696** |
| **Ireland – 0.58%** | | |
| Ireland Government Bond, | | |
| 5.0%, 4–18–13 (C) .......................... | 540 | **737,723** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| OTHER GOVERNMENT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Italy – 0.95%** | | |
| Italy Buoni Poliennali Del Tesoro: | | |
| 7.75%, 11–1–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | EUR479 | $ 609,249 |
| 5.5%, 11–1–10 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 447 | 605,413 |
| | | **1,214,662** |
| **Netherlands – 0.97%** | | |
| Netherlands Government Bond, | | |
| 5.75%, 2–15–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 990 | **1,244,840** |
| **New Zealand – 1.58%** | | |
| New Zealand Government Bond: | | |
| 7.0%, 7–15–09 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | NZD1,950 | 1,396,978 |
| 6.0%, 11–15–11 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 626,684 |
| | | **2,023,662** |
| **Norway – 2.15%** | | |
| Norway Government Bond, | | |
| 6.75%, 1–15–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | NOK17,135 | **2,750,823** |
| **Poland – 2.92%** | | |
| Poland Government Bond: | | |
| 8.5%, 11–12–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | PLN2,410 | 771,004 |
| 8.5%, 5–12–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 358,302 |
| 6.0%, 5–24–09 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,275 | 1,369,367 |
| 6.25%, 10–24–15 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,250 | 1,115,758 |
| 5.75%, 9–23–22 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 320 | 108,484 |
| | | **3,722,915** |
| **Singapore – 2.00%** | | |
| Singapore Government Bond, | | |
| 2.625%, 10–1–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | SGD4,300 | **2,557,764** |
| **South Korea – 3.30%** | | |
| South Korea Treasury Bond: | | |
| 4.75%, 3–3–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | KRW2,300,000 | 2,212,898 |
| 3.75%, 9–10–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100,000 | 1,039,327 |
| 4.5%, 9–9–08 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 | 956,392 |
| | | **4,208,617** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| OTHER GOVERNMENT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Spain – 1.40%** | | |
| Spain Government Bond: | | |
| 10.15%, 1–31–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . | EUR294 | $      362,297 |
| 4.8%, 10–31–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 123,468 |
| 6.0%, 1–31–08 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 454,263 |
| 5.0%, 7–30–12 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 630 | 853,616 |
| | | **1,793,644** |
| **Sweden – 2.07%** | | |
| Sweden Government Bond: | | |
| 8.0%, 8–15–07 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | SEK6,180 | 880,853 |
| 6.5%, 5–5–08 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | 255,978 |
| 5.5%, 10–8–12 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 3,580 | 536,963 |
| 3.5%, 12–1–15 (C)(D). . . . . . . . . . . . . . . . . . . . . . . | 6,234 | 972,421 |
| | | **2,646,215** |
| **Thailand – 2.00%** | | |
| Thailand Government Bond: | | |
| 8.5%, 10–14–05 (C) . . . . . . . . . . . . . . . . . . . . . . . . | THB45,700 | 1,114,146 |
| 8.0%, 12–8–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 41,250 | 1,051,637 |
| Thailand Treasury Bill: | | |
| 0.0%, 2–23–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | 12,900 | 311,147 |
| 0.0%, 3–9–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,420 | 82,372 |
| | | **2,559,302** |
| **United Kingdom – 0.49%** | | |
| United Kingdom Treasury, | | |
| 7.5%, 12–7–06 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | GBP343 | **627,574** |
| **TOTAL OTHER GOVERNMENT SECURITIES – 30.18%** | | **$  38,543,295** |
| (Cost: $34,595,081) | | |
| **SHORT-TERM SECURITIES** | | |
| **Banks – 4.16%** | | |
| Rabobank USA Financial Corp. | | |
| (Rabobank Nederland), | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,313 | **5,311,855** |
| **Finance Companies – 0.65%** | | |
| BP Capital Markets p.l.c., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . | 830 | **829,821** |

See Notes to Schedule of Investments on page 133.

# The Investments of Ivy International Balanced Fund

*September 30, 2005*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Security and Commodity Brokers – 1.25%** | | |
| UBS Finance Delaware LLC (UBS AG), 3.75%, 10–17–05 . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,600 | $    1,597,333 |
| **TOTAL SHORT-TERM SECURITIES – 6.06%** | | $    7,739,009 |
| (Cost: $7,739,009) | | |
| **TOTAL INVESTMENT SECURITIES – 97.71%** | | $124,777,295 |
| (Cost: $107,178,285) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.29%** | | 2,930,879 |
| **NET ASSETS – 100.00%** | | $127,708,174 |

**Notes to Schedule of Investments**

   *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $2,494,868 or 1.95% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, CAD – Canadian Dollar, DKK – Danish Krone, EUR – Euro, GBP – Great Britain Pound, KRW – South Korean Won, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona, SGD – Singapore Dollar, THB – Thailand Baht).

(D) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY INTERNATIONAL BALANCED FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $107,178) (Notes 1 and 3) . . . . . . . | $124,777 |
| Cash denominated in foreign currencies (cost – $436) . . . . . . . . . . . . . . . . | 435 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,044 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 392 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 129,822 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 1,381 |
| Due to custodian . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 391 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 159 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,114 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $127,708 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . . | $105,078 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | 870 |
|     Accumulated undistributed net realized gain | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,177 |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . . | 17,583 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $127,708 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15.08 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15.04 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15.05 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15.07 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,601 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 313 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 522 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 |

See Notes to Financial Statements.

# Statement of Operations

## IVY INTERNATIONAL BALANCED FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $164) | $1,368 |
| Interest and amortization | 860 |
| Total income | 2,228 |
| Expenses (Note 2): | |
| Investment management fee | 417 |
| Shareholder servicing: | |
| Class A | 134 |
| Class B | 13 |
| Class C | 12 |
| Class Y | 1 |
| Service fee: | |
| Class A | 124 |
| Class B | 5 |
| Class C | 8 |
| Class Y | 1 |
| Distribution fee: | |
| Class A | 11 |
| Class B | 15 |
| Class C | 24 |
| Custodian fees | 39 |
| Registration fees | 32 |
| Accounting services fee | 32 |
| Audit fees | 15 |
| Other | 24 |
| Total expenses | 907 |
| Net investment income | 1,321 |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 2,510 |
| Realized net gain on foreign currency transactions | 61 |
| Realized net gain on investments | 2,571 |
| Unrealized appreciation in value of investments during the period | 714 |
| Net gain on investments | 3,285 |
| Net increase in net assets resulting from operations | $4,606 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY INTERNATIONAL BALANCED FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $    1,321 | $    1,257 |
| Realized net gain on investments . . . . . . . . . . . . | 2,571 | 2,637 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . | 714 | 7,031 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | 4,606 | 10,925 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (743) | (1,453) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4) | (11) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (15) | (12) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4) | (5) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (393) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (9) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (9) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (2) |
| | (766) | (1,894) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | 19,160 | 35,237 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,000 | 44,268 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . | 104,708 | 60,440 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . | $127,708 | $104,708 |
| Undistributed net investment income . . . . . . . . . | $     870 | $     254 |

(1)See "Financial Highlights" on pages 137 - 140.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL BALANCED FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended September 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $14.63 | $13.07 | $11.33 | $ 8.72 | $9.28 | $11.59 | $11.80 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income... | 0.16 | 0.22 | 0.09 | 0.21 | 0.18 | 0.18 | 0.23 |
| Net realized and unrealized gain (loss) on investments...... | 0.39 | 1.69 | 1.83 | 2.40 | (0.59) | (1.28) | 0.50 |
| Total from investment operations............. | 0.55 | 1.91 | 1.92 | 2.61 | (0.41) | (1.10) | 0.73 |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.10) | (0.28) | (0.18) | (0.00) | (0.00) | (0.11) | (0.36) |
| Capital gains........... | (0.00) | (0.07) | (0.00) | (0.00) | (0.13) | (1.10) | (0.58) |
| Tax return of capital..... | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.00) | (0.00) |
| Total distributions.......... | (0.10) | (0.35) | (0.18) | (0.00) | (0.15) | (1.21) | (0.94) |
| Net asset value, end of period | $15.08 | $14.63 | $13.07 | $11.33 | $8.72 | $ 9.28 | $11.59 |
| Total return[1]............. | 3.77% | 14.81% | 17.05% | 29.93% | −4.62% | −10.57% | 6.26% |
| Net assets, end of period (in millions)............ | $115 | $97 | $60 | $46 | $36 | $40 | $48 |
| Ratio of expenses to average net assets including reimbursement......... | 1.44%[2] | 1.42% | 1.54%[2][3] | 1.67% | 1.62% | 1.62% | 1.52% |
| Ratio of net investment income to average net assets including reimbursement......... | 2.32%[2] | 1.71% | 1.43%[2][3] | 2.06% | 1.84% | 1.60% | 1.92% |
| Ratio of expenses to average net assets excluding reimbursement......... | NA | NA | 1.60%[2][3] | 1.71% | 1.72% | 1.73% | 1.65% |
| Ratio of net investment income to average net assets excluding reimbursement......... | NA | NA | 1.37%[2][3] | 2.02% | 1.74% | 1.49% | 1.79% |
| Portfolio turnover rate...... | 8% | 16% | 15% | 39% | 48% | 36% | 44% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL BALANCED FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $14.59 | $13.04 | $12.34 |
| Income from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | 0.05 | 0.03[2] | 0.19 |
|    Net realized and unrealized gain on | | | |
|      investments . . . . . . . . . . . . . . . . . . . . . . | 0.42 | 1.70[2] | 0.69 |
| Total from investment operations . . . . . . . . . . . | 0.47 | 1.73 | 0.88 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.02) | (0.11) | (0.18) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.07) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.02) | (0.18) | (0.18) |
| Net asset value, end of period . . . . . . . . . . . . . | $15.04 | $14.59 | $13.04 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.18% | 13.37% | 7.18% |
| Net assets, end of period (in thousands) . . . . . . | $4,708 | $3,049 | $225 |
| Ratio of expenses to average net assets . . . . . . | 2.61%[3] | 2.64% | 3.01%[3] |
| Ratio of net investment income | | | |
|    to average net assets . . . . . . . . . . . . . . . . . . | 1.03%[3] | 0.20% | 1.09%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . . . . | 8% | 16% | 15%[4] |

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL BALANCED FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $14.60 | $13.04 | $12.34 |
| Income from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | 0.05 | 0.07[2] | 0.19 |
|    Net realized and unrealized gain on | | | |
|      investments . . . . . . . . . . . . . . . . . . . . . . | 0.43 | 1.69[2] | 0.69 |
| Total from investment operations . . . . . . . . . . . | 0.48 | 1.76 | 0.88 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . | (0.03) | (0.13) | (0.18) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.07) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . | (0.03) | (0.20) | (0.18) |
| Net asset value, end of period . . . . . . . . . . . . . | $15.05 | $14.60 | $13.04 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.31% | 13.58% | 7.18% |
| Net assets, end of period (in thousands) . . . . . . | $7,852 | $3,968 | $307 |
| Ratio of expenses to average net assets . . . . . . | 2.33%[3] | 2.44% | 2.86%[3] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . | 1.24%[3] | 0.44% | 1.13%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . . . . | 8% | 16% | 15%[4] |

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL BALANCED FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $14.63 | $13.07 | $12.34 |
| Income from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | 0.16[2] | 0.24[2] | 0.21 |
|    Net realized and unrealized gain on | | | |
|       investments . . . . . . . . . . . . . . . . . . . . . . . | 0.38[2] | 1.67[2] | 0.70 |
| Total from investment operations . . . . . . . . . . . . . | 0.54 | 1.91 | 0.91 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.10) | (0.28) | (0.18) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.07) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.10) | (0.35) | (0.18) |
| Net asset value, end of period . . . . . . . . . . . . . . . | $15.07 | $14.63 | $13.07 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.72% | 14.84% | 7.47% |
| Net assets, end of period (in thousands) . . . . . . . | $546 | $397 | $185 |
| Ratio of expenses to average net assets . . . . . . . | 1.43%[3] | 1.40% | 1.79%[3] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . . | 2.28%[3] | 1.72% | 2.00%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . . . . . . | 8% | 16% | 15%[4] |

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended March 31, 2004.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY INTERNATIONAL VALUE FUND

### Portfolio Highlights

On September 30, 2005, Ivy International Value Fund had net assets totaling $56,715,138 invested in a diversified portfolio of:

| | |
|---|---|
| 90.68% | Common Stocks |
| 9.32% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . | $55.01 |
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . | $31.30 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $ 9.32 |
| United States . . . . . . . . . . . . . . . . . . . . . . | $ 2.17 |
| Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.43 |
| South America . . . . . . . . . . . . . . . . . . . . . . | $ 0.77 |



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $25.60 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . . | $10.70 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $10.09 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $ 9.32 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 8.19 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 7.90 |
| Consumer Goods Stocks . . . . . . . . . . . . . . | $ 7.13 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . | $ 6.69 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . . | $ 4.84 |
| Business Equipment and Services Stocks . . | $ 3.07 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 2.86 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . | $ 2.46 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . . | $ 1.15 |

# The Investments of Ivy International Value Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 0.50%** | | |
| Westpac Banking Corporation (A) . . . . . . . . . . . . . . . . . . | 17,800 | $ 286,417 |
| | | |
| **Austria – 3.74%** | | |
| OMV Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 1,484,770 |
| Raiffeisen International Bank-Holding AG (A)* . . . . . . . . . | 9,500 | 634,325 |
| | | **2,119,095** |
| **Belgium – 1.93%** | | |
| Fortis (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 867,243 |
| KBC Group NV (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,800 | 226,841 |
| | | **1,094,084** |
| **Brazil – 0.77%** | | |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . . . | 10,000 | **438,600** |
| | | |
| **Canada – 1.43%** | | |
| EnCana Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,900 | **811,142** |
| | | |
| **Finland – 2.29%** | | |
| Neste Oil Corporation (A)(B)* . . . . . . . . . . . . . . . . . . . . . | 35,000 | **1,297,018** |
| | | |
| **France – 6.20%** | | |
| ALSTOM (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 118,697 |
| Nexity (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 504,840 |
| Peugeot S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 679,130 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,872 | 650,522 |
| Technip-Coflexip (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,000 | 946,984 |
| Unibail Holding (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 290,403 |
| Vivendi Universal (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 326,463 |
| | | **3,517,039** |
| **Germany – 7.57%** | | |
| Bayerische Hypo- und Vereinsbank AG (A)* . . . . . . . . . . . | 28,500 | 801,614 |
| Commerzbank Aktiengesellschaft (A) . . . . . . . . . . . . . . . | 38,000 | 1,040,499 |
| Continental Aktiengesellschaft (A). . . . . . . . . . . . . . . . . . | 8,000 | 656,580 |
| elexis AG (A)*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 768,078 |
| Hypo Real Estate Holding AG (A) . . . . . . . . . . . . . . . . . . | 10,000 | 507,244 |
| IVG Immobilien AG (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 516,559 |
| | | **4,290,574** |

See Notes to Schedule of Investments on page 145.

# The Investments of Ivy International Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Hong Kong – 1.01%** | | |
| Beijing Capital Land Limited, Class H (A) . . . . . . . . . . . . . | 2,000,000 | $ 573,646 |
| | | |
| **Ireland – 1.11%** | | |
| Bank of Ireland (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 | 629,848 |
| | | |
| **Italy – 2.83%** | | |
| BUZZI UNICEM SpA (A) . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 471,665 |
| Banca Popolare di Milano Scarl (A)* . . . . . . . . . . . . . . . . | 50,000 | 512,353 |
| Beni Stabili SpA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 | 316,246 |
| Fondiaria-SAI S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 303,505 |
| | | 1,603,769 |
| **Japan – 28.16%** | | |
| Asatsu-DK Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 374,224 |
| Bank of Fukuoka, Ltd. (The) (A). . . . . . . . . . . . . . . . . . . . | 100,000 | 720,610 |
| Chubu Electric Power Company, Incorporated (A) . . . . . . | 20,000 | 488,041 |
| Electric Power Development Co., Ltd. (A)(B) . . . . . . . . . . | 30,000 | 1,001,630 |
| Hokuhoku Financial Group, Inc. (A). . . . . . . . . . . . . . . . . | 200,000 | 754,085 |
| Ichiyoshi Securities Co., Ltd. (A) . . . . . . . . . . . . . . . . . . | 100,000 | 1,132,890 |
| iShares MSCI Japan Index Fund . . . . . . . . . . . . . . . . . . . | 200,000 | 2,438,000 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . | 90 | 1,181,342 |
| Kubota Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 100,000 | 692,420 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 45,000 | 887,988 |
| Mitsubishi Estate Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . | 22,000 | 301,951 |
| Mitsui Trust Holdings, Inc. (A). . . . . . . . . . . . . . . . . . . . . | 25,000 | 346,210 |
| Mizuho Financial Group, Inc. (A) . . . . . . . . . . . . . . . . . . | 120 | 763,247 |
| Nikko Exchange Traded Index (A) . . . . . . . . . . . . . . . . . . | 8,410 | 1,017,216 |
| Nippon Telegraph and Telephone Corporation (A) . . . . . . | 120 | 589,878 |
| Nishi-Nippon City Bank, Ltd. (The) (A). . . . . . . . . . . . . . . | 100,000 | 495,970 |
| Secom Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 480,994 |
| Sega Sammy Holdings Inc. (A) . . . . . . . . . . . . . . . . . . . . | 20,000 | 789,323 |
| Sumitomo Mitsui Financial Group, Inc. (A) . . . . . . . . . . . | 100 | 942,607 |
| Tochigi Bank, Ltd. (The) (A) . . . . . . . . . . . . . . . . . . . . . . | 50,000 | 355,460 |
| Tokyo Electric Power Company, Incorporated (The) (A) . . | 8,500 | 214,906 |
| | | 15,968,992 |
| **Korea – 1.63%** | | |
| iShares MSCI South Korea Index Fund. . . . . . . . . . . . . . . | 10,000 | 394,500 |
| Kyeryong Construction Industrial Co. Ltd (A) . . . . . . . . . . | 20,000 | 528,588 |
| | | 923,088 |

See Notes to Schedule of Investments on page 145.

# The Investments of Ivy International Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Netherlands – 4.12%** | | |
| Royal Boskalis Westminster nv, Certicaaten Van | | |
|     Aandelen (A) | 8,800 | $ 437,913 |
| Royal DSM Heerlen (A) | 20,000 | 785,868 |
| SBM Offshore N.V. (A) | 10,000 | 834,188 |
| Wolters Kluwer nv, Certicaaten Van Aandelen (A) | 15,000 | 279,104 |
| | | **2,337,073** |
| **Norway – 1.53%** | | |
| Stolt Offshore S.A. (A)* | 75,000 | **867,274** |
| **Spain – 7.92%** | | |
| Altadis, S.A. (A) | 10,000 | 447,985 |
| Enagas, S.A. (A) | 70,000 | 1,257,893 |
| Fadesa Inmobiliaria, S.A. (A) | 40,000 | 1,437,592 |
| Fadesa Inmobiliaria, S.A. (A)(B) | 15,000 | 539,097 |
| Repsol YPF, S.A. (A) | 25,000 | 810,148 |
| | | **4,492,715** |
| **Switzerland – 3.94%** | | |
| Chocoladefabriken Lindt & Sprungli AG | | |
|     Registered Shares (A) | 30 | 495,983 |
| Credit Suisse Group, Registered Shares (A) | 10,700 | 473,663 |
| Holcim Ltd, Registered Shares (A) | 7,750 | 514,611 |
| Verwaltungs- und Privat-Bank Aktiengesellschaft (A) | 3,000 | 493,665 |
| Zurich Financial Services, Registered Shares (A)* | 1,500 | 255,524 |
| | | **2,233,446** |
| **United Kingdom – 11.83%** | | |
| BAE SYSTEMS plc (A) | 100,000 | 605,831 |
| BHP Billiton Plc (A) | 60,600 | 979,023 |
| British American Tobacco p.l.c. (A) | 40,000 | 840,227 |
| RHM plc (A)(B)* | 150,000 | 812,184 |
| Royal Bank of Scotland Group plc (The) (A) | 27,900 | 791,744 |
| Royal Dutch Shell plc, Class A (A) | 40,000 | 1,320,758 |
| Vedanta Resources plc (A)(B) | 25,200 | 266,671 |
| Vodafone Group Plc (A) | 420,000 | 1,092,612 |
| | | **6,709,050** |
| **United States – 2.17%** | | |
| Inco Limited | 15,000 | 710,250 |
| iShares MSCI EAFE Index Fund | 9,000 | 522,810 |
| | | **1,233,060** |
| **TOTAL COMMON STOCKS – 90.68%** | | **$51,425,930** |

(Cost: $39,083,638)

See Notes to Schedule of Investments on page 145.

# The Investments of Ivy International Value Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 3.52%** | | |
| BP Capital Markets p.l.c., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,000 | **$ 1,999,569** |
| | | |
| **Security and Commodity Brokers – 5.30%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 3.87%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,007 | 2,006,569 |
| UBS Finance Delaware LLC (UBS AG), | | |
| 3.75%, 10–17–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 998,333 |
| | | 3,004,902 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 8.82%** | | **$ 5,004,471** |
| (Cost: $5,004,471) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.50%** | | **$56,430,401** |
| (Cost: $44,088,109) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.50%** | | **284,737** |
| | | |
| **NET ASSETS – 100.00%** | | **$56,715,138** |

**Notes to Schedule of Investments**

\*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $4,433,159 or 7.82% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY INTERNATIONAL VALUE FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $44,088) (Notes 1 and 3) . . . . . . . . . | $56,430 |
| Cash denominated in foreign currencies (cost – $175) . . . . . . . . . . . . . . . . . | 175 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 512 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 182 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 147 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29 |
|        Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,475 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 502 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 91 |
| Due to custodian . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued administrative fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
|        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 760 |
|          Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $56,715 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . . | $53,431 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | 74 |
|     Accumulated undistributed net realized loss | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (9,133) |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . . | 12,343 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $56,715 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.45 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12.59 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12.58 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.50 |
|     Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13.36 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,397 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,249 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 651 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 |
|     Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |

See Notes to Financial Statements.

# Statement of Operations

## IVY INTERNATIONAL VALUE FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $58) . . . . . . . . . . . . . . . . . . . | $ 588 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 660 |
| Expenses (Note 2): | |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240 |
| Distribution fee: | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 63 |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27 |
| Shareholder servicing: | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Service fee: | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Registration fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Administrative fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 562 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 98 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | |
| **ON INVESTMENTS (NOTES 1 AND 3)** | |
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,305 |
| Realized net loss on foreign currency transactions . . . . . . . . . . . . . . . . . . . . | (17) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,288 |
| Unrealized appreciation in value of investments during the period . . . . . . . | 5,056 |
| Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,344 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . | $7,442 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY INTERNATIONAL VALUE FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) .................. | $ 98 | $ (152) |
| Realized net gain on investments .............. | 2,288 | 4,881 |
| Unrealized appreciation...................... | 5,056 | 291 |
| Net increase in net assets resulting from operations ............... | 7,442 | 5,020 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A................................. | (—) | (—) |
| Class B................................. | (—) | (—) |
| Class C................................. | (—) | (—) |
| Class Y................................. | (—) | (—) |
| Advisor Class .......................... | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A................................. | (—) | (—) |
| Class B................................. | (—) | (—) |
| Class C................................. | (—) | (—) |
| Class Y................................. | (—) | (—) |
| Advisor Class .......................... | (—) | (—) |
| | (—) | (—) |
| Capital share transactions (Note 5) ................ | 5,129 | (2,781) |
| Total increase ............................ | 12,571 | 2,239 |
| **NET ASSETS** | | |
| Beginning of period........................... | 44,144 | 41,905 |
| End of period................................ | $56,715 | $44,144 |
| Undistributed net investment income (loss) ....... | $ 74 | $ (7) |

(1)See "Financial Highlights" on pages 149 - 153.

See Notes to Financial Statements.

# Financial Highlights

|  | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
|  |  |  |  | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|
| Net asset value, beginning of period..... | $11.61 | $10.14 | $ 9.73 | $7.65 | $9.10 | $11.01 | $11.99 |
| Income (loss) from investment operations: |  |  |  |  |  |  |  |
| Net investment income (loss) ...... | (0.01) | (0.02) | (0.01) | (0.02) | 0.08[1] | 0.07 | 0.14 |
| Net realized and unrealized gain (loss) on investments ..... | 1.85 | 1.49 | 0.42 | 2.10 | (1.53)[2] | (1.96)[2] | (1.01) |
| Total from investment operations........... | 1.84 | 1.47 | 0.41 | 2.08 | (1.45) | (1.89) | (0.87) |
| Less distributions from: |  |  |  |  |  |  |  |
| Net investment income.. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.04) |
| Capital gains .......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.07) |
| Total distributions........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.11) |
| Net asset value, end of period......... | $13.45 | $11.61 | $10.14 | $9.73 | $7.65 | $ 9.10 | $11.01 |
| Total return[3] ........... | 15.85% | 14.50% | 4.21% | 27.19% | −15.93%[2] | −17.17%[2] | −7.25% |
| Net assets, end of period (in millions).......... | $32 | $17 | $10 | $9 | $8 | $13 | $24 |
| Ratio of expenses to average net assets including reimbursement ........ | 1.94%[4] | 1.99% | 2.16%[4] | 2.28% | 1.77% | 1.77% | 1.74% |
| Ratio of net investment income (loss) to average net assets including reimbursement ........ | 0.69%[4] | 0.09% | −0.41%[4] | −0.19% | 0.91% | 0.58% | 0.96% |
| Ratio of expenses to average net assets excluding reimbursement ........ | NA | NA | NA | NA | 2.32% | 2.15% | 1.92% |
| Ratio of net investment income to average net assets excluding reimbursement ........ | NA | NA | NA | NA | 0.36% | 0.20% | 0.78% |
| Portfolio turnover rate ..... | 43% | 106% | 23% | 148% | 48% | 39% | 36% |

(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL VALUE FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period. . . . . . . | $10.91 | $ 9.60 | $9.24 | $7.32 | $8.97 | $10.94 | $11.91 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . . . . . | (0.02) | (0.08) | (0.03) | (0.08) | 0.01[1] | (0.02) | 0.02 |
| Net realized and unrealized gain (loss) on investments . . . . . . . | 1.70 | 1.39 | 0.39 | 2.00 | (1.66) | (1.93) | (0.96) |
| Total from investment operations. . . . . . . . . . . . . | 1.68 | 1.31 | 0.36 | 1.92 | (1.65) | (1.95) | (0.94) |
| Less distributions from: | | | | | | | |
| Net investment income. . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.01) |
| Capital gains . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.03) |
| Net asset value, end of period. . . . . . . . . . . | $12.59 | $10.91 | $9.60 | $9.24 | $7.32 | $ 8.97 | $10.94 |
| Total return . . . . . . . . . . . . . . . . | 15.40% | 13.65% | 3.90% | 26.23% | −18.39% | −17.84% | −7.94% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $16 | $20 | $24 | $25 | $28 | $46 | $76 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . . | 2.73%[2] | 2.76% | 2.91%[2] | 2.95% | 2.50% | 2.50% | 2.51% |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . . . | 0.18%[2] | −0.58% | −1.20%[2] | −0.82% | 0.18% | −0.15% | 0.20% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . . | NA | NA | NA | NA | 3.05% | 2.88% | 2.69% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . . . . | NA | NA | NA | NA | −0.37% | −0.53% | 0.02% |
| Portfolio turnover rate . . . . . . . | 43% | 106% | 23% | 148% | 48% | 39% | 36% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL VALUE FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $10.90 | $ 9.59 | $9.23 | $7.32 | $8.97 | $10.94 | $11.92 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ....... | 0.00 | (0.07) | (0.03) | (0.08) | 0.01[1] | (0.02) | 0.02 |
| Net realized and unrealized gain (loss) on investments ...... | 1.68 | 1.38 | 0.39 | 1.99 | (1.66) | (1.93) | (0.97) |
| Total from investment operations............ | 1.68 | 1.31 | 0.36 | 1.91 | (1.65) | (1.95) | (0.95) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.01) |
| Capital gains ........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.03) |
| Net asset value, end of period........... | $12.58 | $10.90 | $9.59 | $9.23 | $7.32 | $ 8.97 | $10.94 |
| Total return ............... | 15.41% | 13.66% | 3.90% | 26.09% | –18.39% | –17.84% | –7.97% |
| Net assets, end of period (in millions)............ | $8 | $7 | $8 | $8 | $9 | $16 | $30 |
| Ratio of expenses to average net assets including reimbursement ......... | 2.76%[2] | 2.79% | 3.01%[2] | 3.01% | 2.50% | 2.51% | 2.51% |
| Ratio of net investment income (loss) to average net assets including reimbursement ......... | 0.03%[2] | –0.63% | –1.30%[2] | –0.82% | 0.18% | –0.16% | 0.19% |
| Ratio of expenses to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 3.05% | 2.89% | 2.69% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement ......... | NA | NA | NA | NA | –0.37% | –0.54% | 0.01% |
| Portfolio turnover rate ...... | 43% | 106% | 23% | 148% | 48% | 39% | 36% |

[1]Based on average shares outstanding.
[2]Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL VALUE FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . . . | $11.64 | $10.15 | $ 9.74 | $8.16 |
| Income (loss) from investment operations: | | | | |
| Net investment loss. . . . . . . . . . . . . . . | (0.01) | (0.01) | (0.01) | (0.01) |
| Net realized and unrealized gain on investments. . . . . . . . . . . | 1.87 | 1.50 | 0.42 | 1.59 |
| Total from investment operations . . . . . . . | 1.86 | 1.49 | 0.41 | 1.58 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . | $13.50 | $11.64 | $10.15 | $9.74 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . | 15.98% | 14.68% | 4.21% | 19.36% |
| Net assets, end of period (in thousands) . . . . . . . . . . . . . . . . . . | $541 | $294 | $145 | $125 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . | 1.82%[2] | 1.82% | 2.08%[2] | 1.47%[2] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . | 0.73%[2] | 0.29% | −0.31%[2] | −0.38%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . | 43% | 106% | 23% | 148%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL VALUE FUND
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $11.52 | $10.04 | $ 9.63 | $7.54 | $9.14 | $11.03 | $11.99 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ....... | 0.08[2] | 0.03[2] | (0.00) | 0.67 | 0.10[2] | 0.11 | 0.50 |
| Net realized and unrealized gain (loss) on investments ...... | 1.76[2] | 1.45[2] | 0.41 | 1.42 | (1.70)[2] | (1.98) | (1.33) |
| Total from investment operations............. | 1.84 | 1.48 | 0.41 | 2.09 | (1.60) | (1.87) | (0.83) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.05) |
| Capital gains ........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.08) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.02) | (0.13) |
| Net asset value, end of period........... | $13.36 | $11.52 | $10.04 | $9.63 | $7.54 | $ 9.14 | $11.03 |
| Total return ............... | 15.97% | 14.74% | 4.26% | 27.72% | −17.51% | −17.03% | −6.90% |
| Net assets, end of period (in thousands) ........ | $7 | $31 | $41 | $39 | $124 | $377 | $668 |
| Ratio of expenses to average net assets including reimbursement ......... | 1.88%[3] | 1.91% | 1.62%[3] | 2.59% | 1.50% | 1.47% | 1.35% |
| Ratio of net investment income to average net assets including reimbursement ......... | 1.31%[3] | 0.29% | 0.11%[3] | 1.43% | 1.18% | 0.89% | 1.36% |
| Ratio of expenses to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 2.05% | 1.85% | 1.53% |
| Ratio of net investment income to average net assets excluding reimbursement ......... | NA | NA | NA | NA | 0.63% | 0.51% | 1.18% |
| Portfolio turnover rate ...... | 43% | 106% | 23% | 148% | 48% | 39% | 36% |

(1) See Note 5 to financial statements.
(2) Based on average shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY MORTGAGE SECURITIES FUND

### Portfolio Highlights

On September 30, 2005, Ivy Mortgage Securities Fund had net assets totaling $259,146,236 invested in a diversified portfolio of:

| | |
|---|---|
| 53.06% | United States Government Bonds |
| 44.64% | Corporate Bonds |
| 2.30% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| United States Government Bonds . . . . . . . . | $53.06 |
| Corporate Bonds: | |
|     Finance Companies. . . . . . . . . . . . . . . | $44.10 |
|     Other . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.54 |
| Cash and Cash Equivalents. . . . . . . . . . . . | $ 2.30 |

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 44.10%** | | |
| 277 Park Avenue Finance Corporation, | | |
| 7.58%, 5–12–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  175 | $    180,443 |
| ABFS Mortgage Loan Trust 2001–2, | | |
| 6.99%, 12–25–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,851 | 1,877,037 |
| ABFS Mortgage Loan Trust 2002–4, | | |
| 7.423%, 12–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,485 | 1,504,601 |
| Asset Securitization Corporation (Interest Only): | | |
| 1.6584%, 10–13–26 (A) . . . . . . . . . . . . . . . . . . . . . . . | 9,305 | 329,626 |
| 2.33%, 8–13–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,643 | 630,266 |
| Associates Manufactured Housing Contract | | |
| Pass-Through Certificates, | | |
| 7.9%, 3–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | 1,894,787 |
| Banc of America Alternative Loan Trust 2004–11, | | |
| 6.0%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,745 | 1,750,781 |
| Banc of America Alternative Loan Trust 2005–6, | | |
| 6.0%, 7–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,170 | 1,174,548 |
| Banc of America Commercial Mortgage Inc., | | |
| Commercial Mortgage Pass-Through Certificates: | | |
| Series 2001-PB1, | | |
| 6.15%, 5–11–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,062,330 |
| Series 2002–2, | | |
| 6.2%, 7–11–43 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,221,619 |
| Banc of America Funding 2004–2 Trust, | | |
| 6.5%, 7–20–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,271 | 1,309,763 |
| Banc of America Funding Corporation, | | |
| 5.01850%, 9–20–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,607 | 1,591,524 |
| Banc of America Mortgage Trust 2004–2: | | |
| 5.0%, 3–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 338 | 331,504 |
| 5.0%, 3–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 263 | 255,986 |
| Banc of America Mortgage Trust 2004–3: | | |
| 4.875%, 4–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 456 | 444,560 |
| 4.875%, 4–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 244 | 236,035 |
| Banc of America Structured Securities Trust 2002-X1 F, | | |
| 6.274%, 10–11–33 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,839,991 |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7–25–09 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 | 582 |
| 2.57%, 3–25–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 | 250 |
| 7.54%, 5–31–17 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 | 6,193 |

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Bank of America Mortgage Securities, Inc., | | |
| 5.75%, 8–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,488 | $ 1,487,763 |
| BankAmerica Manufactured Housing Contract Trust: | | |
| 7.8%, 10–10–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,078,638 |
| 7.015%, 1–10–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,448 | 1,488,803 |
| Bear Stearns Commercial Mortgage Securities | | |
| Trust 2005-PWR9, | | |
| 4.943%, 9–11–42 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,850 | 1,830,761 |
| BlackRock Capital Finance, | | |
| 7.75%, 9–25–26 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 899 | 911,272 |
| C-Bass Mortgage Loan Asset-Backed Certificates: | | |
| Series 2005-CB1, | | |
| 4.974%, 1–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,800 | 2,744,987 |
| Series 2005-CB3, | | |
| 5.109%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,254 | 1,224,950 |
| Series 2005-CB6, | | |
| 4.27063%, 7–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 590 | 590,000 |
| CHL Mortgage Pass-Through Trust 2003–28, | | |
| 4.15%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,409,191 |
| Centex Home Equity Loan Trust 2005-C, | | |
| 5.048%, 6–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,301 | 2,261,421 |
| Charlie Mac Trust 2004–2, | | |
| 5.0%, 10–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,743 | 2,668,504 |
| Chase Mortgage Finance Trust: | | |
| Series 2003-S2, | | |
| 5.0%, 3–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,293 | 1,290,255 |
| Series 2003-S11, | | |
| 5.5%, 10–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,077 | 1,066,968 |
| Citicorp Mortgage Securities, Inc., | | |
| 6.27124%, 9–25–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 370 | 369,409 |
| Collateralized Mortgage Obligation Trust, | | |
| 5.0%, 7–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 45 | 45,378 |
| Conseco Finance Securitizations Corp., | | |
| 6.981%, 6–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,221,563 |
| CountryPlace Manufactured Housing Contract | | |
| Trust 2005–1: | | |
| 4.42%, 12–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 1,035,796 |
| 4.8%, 12–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,275 | 1,248,624 |
| Countrywide Home Loans, Inc. Asset-Backed | | |
| Certificates, Series 2005–10, | | |
| 4.915%, 2–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,912,791 |

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Credit Suisse First Boston Mortgage Securities Corp., | | |
| 6.0%, 11–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    869 | $    878,851 |
| FFCA Secured Lending Corporation: | | |
| 4.88938%, 2–18–22 (A) . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,400,421 |
| 5.13938%, 2–18–22 (A) . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 925,397 |
| First Franklin Mortgage Loan Trust 2004-FFB, | | |
| 5.7341%, 6–25–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,175 | 2,190,790 |
| GMAC Commercial Mortgage Securities, | | |
| 5.94%, 7–1–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 307 | 307,213 |
| GRMT Fairbanks Trust, | | |
| 5.89625%, 6–20–32 (A) . . . . . . . . . . . . . . . . . . . . . . . | 798 | 805,583 |
| Global Mortgage Securitization 2005-A Ltd. and | | |
| Global Mortgage Securitization 2005-A LLC, | | |
| 5.25%, 4–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 881 | 854,193 |
| Global Mortgage Securitization Ltd. and Global | | |
| Mortgage Securitization, LLC: | | |
| 5.25%, 11–25–32 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,230 | 1,203,263 |
| 5.25%, 11–25–32 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 573 | 563,441 |
| Green Tree Financial Corporation: | | |
| 7.65%, 4–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,089 | 1,132,440 |
| 8.3%, 11–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 272 | 283,965 |
| 9.1%, 4–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,075 | 1,344,302 |
| Hilton Hotel Pool Trust: | | |
| 4.21625%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . | 500 | 502,870 |
| 7.653%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,345 | 1,440,877 |
| Home Equity Loan Trust 2003-HS2, | | |
| 5.09%, 7–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 990,718 |
| J.P. Morgan Chase Commercial Mortgage | | |
| Securities Corp., | | |
| 6.2207%, 10–12–37 (A) . . . . . . . . . . . . . . . . . . . . . . . | 2,300 | 2,422,731 |
| J.P. Morgan Mortgage Trust 2004-A3, | | |
| 4.32075%, 7–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,785 | 1,743,299 |
| J.P. Morgan Mortgage Trust 2005-S2, | | |
| 5.66485%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,320 | 2,315,921 |
| LB Commercial Mortgage Trust, | | |
| 6.0%, 10–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,780 | 1,812,285 |
| Lehman ABS Manufactured Housing Contract | | |
| Trust 2001-B, | | |
| 5.873%, 5–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,109 | 1,126,131 |

See Notes to Schedule of Investments on page 163.

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| MASTR Asset Securitization Trust 2003–10, | | |
| 5.5%, 11–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,719 | $ 1,707,755 |
| MMCA Automobile Trust 2002–1, | | |
| 5.37%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 790 | 788,989 |
| Metropolitan Asset Funding, Inc., | | |
| 6.98%, 5–20–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 104 | 104,130 |
| Mid-State Capital Corporation 2004–1 Trust: | | |
| 6.005%, 8–15–37 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 448 | 463,158 |
| 6.497%, 8–15–37 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,630 | 1,655,651 |
| Mid-State Trust: | | |
| 7.34%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,742 | 1,834,384 |
| 7.4%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,644 | 1,727,019 |
| 7.79%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 722 | 758,645 |
| Money Store Trust 1998-B (The), | | |
| 3.91813%, 8–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,493 | 2,492,699 |
| Multi Security Asset Trust LP, Commercial Mortgage- | | |
| Backed Securities Pass-Through Certificates, | | |
| Series 2005-RR4: | | |
| 1.0668%, 11–28–35 (Interest Only) (A) . . . . . . . . . . . | 33,476 | 1,181,214 |
| 5.88%, 11–28–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 680 | 654,299 |
| 5.88%, 11–28–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 340 | 335,755 |
| NationsLink Funding Corporation, Commercial Mortgage | | |
| Pass-Through Certificates, Series 1998–2, | | |
| 5.0%, 8–20–30 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 948,326 |
| Nomura Asset Securities Corporation, Commercial | | |
| Mortgage Pass-Through Certificates, | | |
| Series1998-D6, | | |
| 6.0%, 3–15–30 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,650 | 1,719,607 |
| Oakwood Mortgage Investors, Inc.: | | |
| 8.1%, 10–15–21 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 697 | 711,681 |
| 7.375%, 8–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 622 | 640,006 |
| Origen Manufactured Housing Contract Trust 2004-A: | | |
| 2.02%, 10–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51 | 50,931 |
| 5.7%, 1–15–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 543 | 548,112 |
| 5.91%, 1–15–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,600 | 1,614,918 |
| Origen Manufactured Housing Contract Trust 2004-B, | | |
| 4.75%, 8–15–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 390,609 |
| Origen Manufactured Housing Contract Trust 2005-A, | | |
| 4.97%, 10–15–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 935 | 929,116 |

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Paine Webber Mortgage Acceptance Corporation, | | |
| 7.655%, 1–2–12 (A) .......................... | $2,450 | $   2,534,314 |
| Prudential Home Mortgage Securities: | | |
| 6.98%, 9–28–08 (A) .......................... | 22 | 22,198 |
| 6.73%, 4–28–24 (A) .......................... | 7 | 6,824 |
| 8.03304%, 9–28–24 (A) ....................... | 37 | 36,634 |
| RALI Series 2003-QS11 Trust, | | |
| 5.75%, 6–25–33 ............................. | 2,580 | 2,595,613 |
| RAMP Series 2003-RS11 Trust, | | |
| 6.092%, 12–25–33 ........................... | 2,000 | 2,010,457 |
| RAMP Series 2005-RS1 Trust, | | |
| 5.145%, 1–25–35 ............................ | 1,075 | 1,056,792 |
| RFMSI Series 2004-S5 Trust: | | |
| 4.5%, 5–25–19 .............................. | 381 | 363,645 |
| 4.5%, 5–25–19 .............................. | 190 | 179,635 |
| Salomon Brothers Mortgage Securities VII, Inc., | | |
| Mortgage Pass-Through Certificates, | | |
| Series 1997-HUD1, | | |
| 7.75%, 12–25–30 ............................ | 2,016 | 2,106,550 |
| Sequoia Mortgage Funding Company, | | |
| 6.38%, 8–28–31 (A) .......................... | 59 | 59,164 |
| Structured Asset Mortgage Investments, Inc.: | | |
| 6.75%, 4–30–30 ............................. | 27 | 27,268 |
| 6.75%, 4–30–30 ............................. | 12 | 12,404 |
| Structured Asset Securities Corporation: | | |
| 5.63%, 5–25–34 ............................. | 1,100 | 1,096,405 |
| 6.0%, 6–25–34 .............................. | 2,750 | 2,768,037 |
| Vanderbilt Mortgage and Finance, Inc.: | | |
| 7.525%, 7–7–14 ............................. | 112 | 113,202 |
| 7.07%, 12–7–14 ............................. | 384 | 389,257 |
| 7.955%, 12–7–24 ............................ | 1,000 | 1,061,870 |
| 7.525%, 11–7–26 ............................ | 915 | 949,634 |
| Wells Fargo Mortgage Backed Securities: | | |
| 2003-K Trust (The), | | |
| 4.52024%, 11–25–33 ........................ | 1,200 | 1,178,979 |
| 2004–1 Trust (The), | | |
| 5.5%, 2–25–34 ............................. | 1,690 | 1,674,768 |
| | | **114,274,845** |

See Notes to Schedule of Investments on page 163.

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Real Estate Investment Trust – 0.29%** | | |
| Covenant Retirement Communities, Inc., | | |
| 7.0%, 6–1–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   750 | $     750,074 |
| | | |
| **Security and Commodity Brokers – 0.25%** | | |
| Bear Stearns Mortgage Securities Inc., | | |
| 8.0%, 11–25–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 658 | 656,487 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 44.64%** | | $115,681,406 |
| (Cost: $117,032,448) | | |
| | | |
| **UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS** | | |
| | | |
| **Mortgage-Backed Obligations** | | |
| Federal Home Loan Mortgage Corporation Fixed Rate | | |
| Participation Certificates: | | |
| 6.0%, 4–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,124 | 2,182,574 |
| 5.5%, 12–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,015 | 1,031,965 |
| 5.5%, 9–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,047 | 2,077,557 |
| 5.5%, 5–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,180 | 2,211,994 |
| 3.5%, 2–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,892,785 |
| 6.5%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,518 | 1,573,812 |
| 5.5%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,706 | 1,713,010 |
| 5.5%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,262 | 1,267,084 |
| 6.5%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,385 | 1,424,526 |
| 5.5%, 10–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,382 | 1,384,277 |
| 5.5%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,926 | 3,928,398 |
| 5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,275 | 5,275,000 |
| Federal National Mortgage Association Fixed Rate | | |
| Pass-Through Certificates: | | |
| 6.0%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 681 | 700,588 |
| 5.5%, 2–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 636 | 646,233 |
| 5.5%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,985 | 3,029,946 |
| 5.0%, 5–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,911 | 1,908,951 |
| 5.0%, 10–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,002 | 1,998,420 |
| 5.0%, 11–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,994,376 |
| 5.5%, 10–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,550,313 |
| 5.5%, 2–1–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 728 | 732,874 |
| 6.0%, 8–1–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 576 | 586,997 |
| 7.0%, 11–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 292 | 306,447 |
| 6.5%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 264 | 272,768 |

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate | | |
| Pass-Through Certificates (Continued): | | |
| 6.5%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    217 | $    224,085 |
| 6.5%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 191 | 198,022 |
| 7.0%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 381 | 400,490 |
| 7.0%, 3–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 534 | 561,645 |
| 6.5%, 4–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 112 | 116,013 |
| 6.5%, 5–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 206 | 213,221 |
| 6.5%, 7–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,010 | 1,050,765 |
| 6.0%, 9–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215 | 219,936 |
| 6.0%, 10–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,347 | 1,378,011 |
| 6.0%, 10–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,304 | 1,336,239 |
| 6.5%, 10–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 103,664 |
| 6.0%, 11–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,160 | 1,189,137 |
| 6.0%, 11–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 680 | 697,260 |
| 6.0%, 3–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,727 | 1,770,074 |
| 6.0%, 3–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,596 | 1,632,483 |
| 6.0%, 3–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,213 | 1,243,126 |
| 6.0%, 3–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 333 | 341,176 |
| 5.5%, 4–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,203 | 2,205,989 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 766 | 765,826 |
| 5.5%, 5–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 384 | 384,915 |
| 6.0%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,381 | 2,420,743 |
| 5.0%, 11–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,117 | 2,076,844 |
| 6.0%, 12–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 729 | 745,657 |
| 5.0%, 1–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,083 | 2,044,251 |
| 5.0%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,364 | 4,282,344 |
| 5.0%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 475 | 466,068 |
| 5.5%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,380 | 3,392,400 |
| 5.5%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,559 | 2,568,153 |
| 5.5%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,048 | 3,047,724 |
| 5.0%, 5–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 223 | 218,145 |
| 5.5%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,277 | 2,284,845 |
| 6.0%, 8–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 823 | 837,048 |
| 5.5%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,826 | 1,828,086 |
| 6.0%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,505 | 1,530,742 |
| 6.5%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,791 | 2,872,318 |
| 5.5%, 10–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,580 | 2,581,350 |
| 5.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 987 | 987,595 |
| 6.0%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 731 | 743,642 |
| 6.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 138 | 141,979 |

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued): | | |
| 6.0%, 12–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 7,445 | $ 7,570,576 |
| 5.5%, 1–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 931 | 931,019 |
| 5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,351 | 3,353,907 |
| 5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,635 | 2,636,050 |
| 5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,438 | 1,437,598 |
| 4.802%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,045 | 3,027,273 |
| 5.0%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 243 | 238,257 |
| 6.5%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,070 | 2,132,411 |
| 6.0%, 4–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,534 | 2,576,739 |
| 5.0%, 5–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,006 | 985,324 |
| 5.176%, 6–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,462 | 1,464,721 |
| 6.0%, 6–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,704 | 3,766,729 |
| 5.5%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 998 | 997,693 |
| Government National Mortgage Association Agency REMIC/CMO (Interest Only): | | |
| 1.30541%, 3–16–34 . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,835 | 494,489 |
| 1.1722%, 7–16–40 . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,568 | 412,918 |
| 0.37035%, 3–16–42 . . . . . . . . . . . . . . . . . . . . . . . . . | 21,393 | 377,985 |
| 0.979%, 6–17–45 . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,526 | 1,250,266 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 7.875%, 5–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 699 | 730,304 |
| 6.25%, 7–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 357 | 372,508 |
| 5.0%, 11–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 813 | 805,951 |
| 5.0%, 7–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,206 | 1,194,600 |
| 5.5%, 12–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,310 | 2,332,328 |
| 5.5%, 12–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,488 | 1,502,476 |
| 5.5%, 12–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 812 | 819,958 |
| 5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,840 | 2,865,736 |
| United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust: | | |
| 1995–1 Class 1, | | |
| 7.21251%, 2–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . | 311 | 325,388 |
| 1995–1 Class 2, | | |
| 7.7925%, 2–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 | 115,390 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 53.06%** | | **$137,511,500** |

(Cost: $139,089,962)

See Notes to Schedule of Investments on page 163.

# The Investments of Ivy Mortgage Securities Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 3.08%** | | |
| PACCAR Financial Corp., | | |
| 3.7%, 10–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,000 | $  2,998,767 |
| Prudential Funding LLC, | | |
| 3.7%, 10–13–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,993,833 |
| | | 7,992,600 |
| **Household – General Products – 1.15%** | | |
| Fortune Brands Inc., | | |
| 3.87%, 10–17–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,985 | 2,979,866 |
| **Publishing – 1.42%** | | |
| Tribune Co., | | |
| 3.91%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,668 | 3,667,203 |
| **Utilities – Telephone – 1.43%** | | |
| SBC Communications Inc., | | |
| 3.65%, 10–12–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,700 | 3,695,874 |
| **TOTAL SHORT-TERM SECURITIES – 7.08%** | | $  18,335,543 |
| (Cost: $18,335,543) | | |
| **TOTAL INVESTMENT SECURITIES – 104.78%** | | $271,528,449 |
| (Cost: $274,457,953) | | |
| **LIABILITIES, NET OF CASH[B] AND OTHER ASSETS – (4.78%)** | | (12,382,213) |
| **NET ASSETS – 100.00%** | | $259,146,236 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: REMIC – Real Estate Mortgage Investment Conduit; CMO – Collateralized Mortgage Obligation.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $28,534,953 or 11.01% of net assets.

(B) Cash serves as collateral for the following open futures contract at September 30, 2005. (See Note 8 to financial statements):

| Type | Number of Contracts | Expiration Date | Market Value | Cost |
|---|---|---|---|---|
| United States Treasury Note | 60 | 20-Dec–05 | $6,595,313 | $6,743,138 |

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY MORTGAGE SECURITIES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $274,458) (Notes 1 and 3) | $271,528 |
| Initial margin deposit | 45 |
| Receivables: | |
|     Investment securities sold | 5,670 |
|     Dividends and interest | 1,269 |
|     Fund shares sold | 994 |
|     Variation margin | 20 |
| Prepaid and other assets | 105 |
|     Total assets | 279,631 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 19,438 |
| Payable to Fund shareholders | 501 |
| Due to custodian | 190 |
| Accrued management fee (Note 2) | 106 |
| Dividends payable | 97 |
| Accrued shareholder servicing (Note 2) | 75 |
| Accrued service fee (Note 2) | 53 |
| Accrued distribution fee (Note 2) | 17 |
| Accrued accounting services fee (Note 2) | 8 |
|     Total liabilities | 20,485 |
|     Total net assets | $259,146 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) | $262,069 |
| Accumulated undistributed loss: | |
|     Accumulated undistributed net realized loss on investment transactions | (141) |
|     Net unrealized depreciation in value of investments | (2,782) |
|     Net assets applicable to outstanding units of capital | $259,146 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A | $10.66 |
|     Class B | $10.66 |
|     Class C | $10.66 |
|     Class Y | $10.66 |
| Capital shares outstanding: | |
|     Class A | 21,027 |
|     Class B | 920 |
|     Class C | 1,693 |
|     Class Y | 663 |

See Notes to Financial Statements.

# Statement of Operations

## IVY MORTGAGE SECURITIES FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization. | $6,338 |
| Expenses (Note 2): | |
|     Investment management fee. | 590 |
|     Shareholder servicing: | |
|         Class A | 287 |
|         Class B | 22 |
|         Class C | 23 |
|         Class Y | 5 |
|     Service fee: | |
|         Class A | 239 |
|         Class B | 11 |
|         Class C | 20 |
|         Class Y | 8 |
|     Distribution fee: | |
|         Class A | 17 |
|         Class B | 33 |
|         Class C | 60 |
|     Accounting services fee | 46 |
|     Registration fees | 41 |
|     Custodian fees. | 20 |
|     Audit fees. | 14 |
|     Other | 57 |
|         Total | 1,493 |
|             Less expenses in excess of contractual limit (Note 2) | (238) |
|                 Total expenses. | 1,255 |
|                     Net investment income | 5,083 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | |
| **ON INVESTMENTS (NOTES 1 AND 3)** | |
|     Realized net loss on investments | (73) |
|     Unrealized depreciation in value of investments during the period | (716) |
|         Net loss on investments. | (789) |
|             Net increase in net assets resulting from operations | $4,294 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY MORTGAGE SECURITIES FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $    5,083 | $    7,628 |
| Realized net gain (loss) on investments . . . . . . . . | (73) | 333 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . | (716) | (4,568) |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . | 4,294 | 3,393 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,533) | (7,110) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (140) | (133) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (272) | (203) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (138) | (170) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (153) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (5) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (8) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (4) |
| | (5,083) | (7,786) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . | 47,206 | 76,977 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 46,417 | 72,584 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . | 212,729 | 140,145 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . | $259,146 | $212,729 |
| Undistributed net investment income . . . . . . . . . | $    — | $    — |

(1)See "Financial Highlights" on pages 167 - 170.

See Notes to Financial Statements.

# Financial Highlights

## IVY MORTGAGE SECURITIES FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended September 30, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $10.68 | $10.96 | $10.97 | $11.07 | $10.99 | $10.37 | $10.30 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income... | 0.23 | 0.49 | 0.25 | 0.59 | 0.70 | 0.73 | 0.69 |
| Net realized and unrealized gain (loss) on investments ...... | (0.02) | (0.27) | 0.03 | (0.12) | 0.11 | 0.65 | 0.09 |
| Total from investment operations............. | 0.21 | 0.22 | 0.28 | 0.47 | 0.81 | 1.38 | 0.78 |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.23) | (0.49) | (0.25) | (0.57) | (0.72) | (0.72) | (0.70) |
| Capital gains ........... | (0.00) | (0.01) | (0.04) | (0.00) | (0.00) | (0.00) | (0.00) |
| Tax return of capital ..... | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.04) | (0.01) |
| Total distributions ......... | (0.23) | (0.50) | (0.29) | (0.57) | (0.73) | (0.76) | (0.71) |
| Net asset value, end of period........... | $10.66 | $10.68 | $10.96 | $10.97 | $11.07 | $10.99 | $10.37 |
| Total return[1] ............. | 2.06% | 2.12% | 2.70% | 4.19%[2] | 7.88% | 13.90% | 7.70% |
| Net assets, end of period (in millions)............ | $224 | $188 | $134 | $91 | $67 | $42 | $32 |
| Ratio of expenses to average net assets including reimbursement ......... | 0.95%[3] | 0.95% | 1.05%[3][4] | 0.97% | 0.95% | 0.95% | 0.95% |
| Ratio of net investment income to average net assets including reimbursement ......... | 4.42%[3] | 4.59% | 4.56%[3][4] | 5.27% | 6.24% | 6.75% | 6.81% |
| Ratio of expenses to average net assets excluding reimbursement ......... | 1.18%[3] | 1.23% | 1.38%[3][4] | 1.12% | 1.21% | 1.31% | 1.32% |
| Ratio of net investment income to average net assets excluding reimbursement ......... | 4.19%[3] | 4.31% | 4.22%[3][4] | 5.12 % | 5.98% | 6.39% | 6.44% |
| Portfolio turnover rate ...... | 96% | 200% | 57% | 83 % | 99% | 55% | 65% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 4.28%.
(3) Annualized.
(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown reflect a blended rate that includes income and expenses for those Class B and Class C shares before October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 0.95% of average net assets.

See Notes to Financial Statements.

# Financial Highlights

## IVY MORTGAGE SECURITIES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $10.68 | $10.96 | $10.87 |
| Income (loss) from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | 0.17 | 0.37 | 0.12 |
|    Net realized and unrealized | | | |
|       gain (loss) on investments. . . . . . . . . . . . | (0.02) | (0.27) | 0.13 |
| Total from investment operations . . . . . . . . . . . . | 0.15 | 0.10 | 0.25 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.17) | (0.37) | (0.12) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.01) | (0.04) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.17) | (0.38) | (0.16) |
| Net asset value, end of period . . . . . . . . . . . . . . | $10.66 | $10.68 | $10.96 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.45% | 0.92% | 2.32% |
| Net assets, end of period (in millions) . . . . . . . . . | $10 | $7 | $1 |
| Ratio of expenses to average net assets. . . . . . . | 2.15%[2] | 2.16% | 1.89%[2] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . . | 3.23%[2] | 3.29% | 3.59%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 96% | 200% | 57%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY MORTGAGE SECURITIES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $10.68 | $10.96 | $10.87 |
| Income (loss) from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | 0.18 | 0.38 | 0.12 |
|    Net realized and unrealized | | | |
|      gain (loss) on investments. . . . . . . . . . . . | (0.02) | (0.27) | 0.13 |
| Total from investment operations . . . . . . . . . . . . | 0.16 | 0.11 | 0.25 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.18) | (0.38) | (0.12) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.01) | (0.04) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.18) | (0.39) | (0.16) |
| Net asset value, end of period . . . . . . . . . . . . . . | $10.66 | $10.68 | $10.96 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.56% | 1.05% | 2.32% |
| Net assets, end of period (in millions) . . . . . . . . . | $18 | $12 | $2 |
| Ratio of expenses to average net assets. . . . . . . | 1.94%[2] | 2.03% | 1.86%[2] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . . | 3.43%[2] | 3.41% | 3.61%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 96% | 200% | 57%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY MORTGAGE SECURITIES FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $10.68 | $10.96 | $10.87 |
| Income (loss) from investment operations: | | | |
|   Net investment income . . . . . . . . . . . . . . . . . | 0.23 | 0.48 | 0.15 |
|   Net realized and unrealized | | | |
|     gain (loss) on investments. . . . . . . . . . . . | (0.02) | (0.27) | 0.13 |
| Total from investment operations . . . . . . . . . . . . | 0.21 | 0.21 | 0.28 |
| Less distributions from: | | | |
|   Net investment income . . . . . . . . . . . . . . . . . | (0.23) | (0.48) | (0.15) |
|   Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.01) | (0.04) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.23) | (0.49) | (0.19) |
| Net asset value, end of period . . . . . . . . . . . . . . | $10.66 | $10.68 | $10.96 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.01% | 1.95% | 2.56% |
| Net assets, end of period (in millions) . . . . . . . . . | $7 | $6 | $3 |
| Ratio of expenses to average net assets. . . . . . . | 1.05%[2] | 1.12% | 1.09%[2] |
| Ratio of net investment income to | | | |
|   average net assets . . . . . . . . . . . . . . . . . . . . | 4.32%[2] | 4.41% | 4.38%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 96% | 200% | 57%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

## 7SHAREHOLDER SUMMARY OF IVY PACIFIC OPPORTUNITIES FUND

### Portfolio Highlights

On September 30, 2005, Ivy Pacific Opportunities Fund had net assets totaling $122,533,570 invested in a diversified portfolio of:

| | |
|---|---|
| 92.66% | Common Stocks |
| 7.34% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Pacific Basin | $89.75 |
| Cash and Cash Equivalents | $ 7.34 |
| United States | $ 1.57 |
| Europe | $ 1.34 |



| | |
|---|---|
| Multi-Industry Stocks | $19.70 |
| Financial Services Stocks | $17.43 |
| Technology Stocks | $12.08 |
| Shelter Stocks | $ 8.76 |
| Energy Stocks | $ 8.29 |
| Cash and Cash Equivalents | $ 7.34 |
| Raw Materials Stocks | $ 5.94 |
| Utilities Stocks | $ 5.14 |
| Capital Goods Stocks | $ 5.02 |
| Consumer Goods Stocks | $ 4.99 |
| Miscellaneous Stocks | $ 3.23 |
| Business Equipment and Services Stocks | $ 2.08 |

# The Investments of Ivy Pacific Opportunities Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Australia – 3.28%** | | |
| BHP Billiton Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87,170 | $  1,479,087 |
| Novogen LTD (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260,510 | 959,552 |
| Rio Tinto Limited (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,020 | 1,579,408 |
| | | 4,018,047 |
| **China – 14.93%** | | |
| Aluminum Corporation of China Limited, | | |
|    H Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 922,000 | 582,386 |
| China Medical Technologies, Inc.* . . . . . . . . . . . . . . . . . . | 50,000 | 1,104,250 |
| China Mobile (Hong Kong) Limited (A) . . . . . . . . . . . . . . | 260,000 | 1,273,623 |
| China Netcom Group Corporation (Hong Kong) | | |
|    Limited (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 916,500 | 1,577,239 |
| China Petroleum & Chemical Corporation, H Shares (A) . | 4,500,000 | 2,059,324 |
| China Resources Power Holdings Company | | |
|    Limited (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500,000 | 319,050 |
| China Resources Power Holdings Company | | |
|    Limited (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 | 638,100 |
| China Shenhua Energy Company Limited, | | |
|    H shares (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500,000 | 1,759,610 |
| China Yurun Food Group Limited (A)(B)*. . . . . . . . . . . . . | 2,000,000 | 953,928 |
| eLong, Inc., ADR* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,950 | 496,579 |
| Heng Tai Consumables Group Limited (A) . . . . . . . . . . . . | 3,110,000 | 549,243 |
| PetroChina Company Limited (A)(B) . . . . . . . . . . . . . . . . | 2,000,000 | 1,675,819 |
| PORTS DESIGN LIMITED (A). . . . . . . . . . . . . . . . . . . . . | 500,000 | 567,200 |
| PORTS DESIGN LIMITED (A)(B) . . . . . . . . . . . . . . . . . . | 500,000 | 567,200 |
| Seec Media Group Limited (A). . . . . . . . . . . . . . . . . . . . . | 3,000,000 | 135,355 |
| Sino-Forest Corporation, Class A (A)*. . . . . . . . . . . . . . . | 208,360 | 603,916 |
| Sino-Forest Corporation, Class A (A)(B)* . . . . . . . . . . . . | 217,000 | 628,959 |
| The9 Limited, ADR* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 374,800 |
| Wah Sang Gas Holdings Limited (A)(C)*. . . . . . . . . . . . . | 736,000 | 15,180 |
| Weichai Power Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . | 500,000 | 1,111,842 |
| ZTE Corporation, H Shares (A) . . . . . . . . . . . . . . . . . . . . | 400,000 | 1,301,983 |
| | | 18,295,586 |
| **Hong Kong – 11.58%** | | |
| ASM Pacific Technology Limited (A) . . . . . . . . . . . . . . . . | 250,000 | 1,216,580 |
| Cheung Kong (Holdings) Limited (A) . . . . . . . . . . . . . . . . | 220,000 | 2,484,338 |
| Chitaly Holdings Limited (A). . . . . . . . . . . . . . . . . . . . . . . | 1,240,000 | 703,328 |
| Dah Sing Financial Holdings Limited (A) . . . . . . . . . . . . . | 200,010 | 1,340,722 |
| GST Holdings Limited (A)(B)* . . . . . . . . . . . . . . . . . . . . . | 2,250,000 | 382,860 |
| Hutchison Whampoa Limited, Ordinary Shares (A) . . . . . | 180,000 | 1,862,093 |
| Lee & Man Paper Manufacturing Limited (A). . . . . . . . . . | 670,000 | 634,813 |
| Lee & Man Paper Manufacturing Limited (A)(B) . . . . . . . . | 400,000 | 378,993 |

See Notes to Schedule of Investments on page 175.

# The Investments of Ivy Pacific Opportunities Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Hong Kong** (Continued) | | |
| Pacific Basin Shipping Limited (A)(B) . . . . . . . . . . . . . . . | 1,700,000 | $ 838,232 |
| Panva Gas Holdings Limited (A)*. . . . . . . . . . . . . . . . . . | 1,223,000 | 559,679 |
| Sinolink Worldwide Holdings Limited (A) . . . . . . . . . . . . . | 5,678,000 | 1,229,670 |
| Sun Hung Kai Properties Limited (A). . . . . . . . . . . . . . . . | 100,000 | 1,035,785 |
| Wharf (Holdings) Limited (The) (A) . . . . . . . . . . . . . . . . | 392,000 | 1,528,605 |
| | | 14,195,698 |
| **India – 3.78%** | | |
| Infosys Technologies Limited (A) . . . . . . . . . . . . . . . . . . | 30,000 | 1,715,746 |
| Jet Airways (India) Private Limited (A)(B)*. . . . . . . . . . . . | 12,000 | 304,472 |
| ONGC Videsh Limited (A) . . . . . . . . . . . . . . . . . . . . . . . | 108,460 | 2,614,524 |
| | | 4,634,742 |
| **Indonesia – 0.69%** | | |
| PT Astra International Tbk (A) . . . . . . . . . . . . . . . . . . . . | 500,000 | 473,301 |
| PT International Nickel Indonesia Tbk (A) . . . . . . . . . . . . | 245,000 | 368,689 |
| | | 841,990 |
| **Malaysia – 5.61%** | | |
| Arab-Malaysian Corporation Berhad (A)* . . . . . . . . . . . . | 2,500,000 | 729,637 |
| Genting Berhad (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200,000 | 1,135,580 |
| IOI Corporation Berhad (A) . . . . . . . . . . . . . . . . . . . . . . | 400,000 | 1,262,935 |
| iShares MSCI Malaysia Index Fund. . . . . . . . . . . . . . . . . | 268,250 | 1,963,590 |
| Malayan Banking Berhad (A). . . . . . . . . . . . . . . . . . . . . | 151,400 | 465,970 |
| Malaysia International Shipping Corporation | | |
|     Berhad (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 185,100 | 913,468 |
| Maxis Communications Berhad (A) . . . . . . . . . . . . . . . . . | 160,000 | 401,167 |
| | | 6,872,347 |
| **Singapore – 7.63%** | | |
| DBS Group Holdings Ltd (A) . . . . . . . . . . . . . . . . . . . . . | 250,000 | 2,334,377 |
| Keppel Corporation Limited (A) . . . . . . . . . . . . . . . . . . . | 230,000 | 1,726,257 |
| Keppel Land Limited (A). . . . . . . . . . . . . . . . . . . . . . . . | 750,000 | 1,639,974 |
| SembCorp Industries Ltd (A) . . . . . . . . . . . . . . . . . . . . . | 611,000 | 1,083,269 |
| Singapore Telecommunications Limited (A) . . . . . . . . . . . | 1,000,000 | 1,447,905 |
| Venture Corporation Limited (A) . . . . . . . . . . . . . . . . . . | 130,000 | 1,114,000 |
| | | 9,345,782 |
| **South Korea – 23.51%** | | |
| Cheil Industries Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 57,230 | 1,229,808 |
| Daelim Industrial Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . | 17,060 | 1,204,543 |
| Hana Bank (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 109,000 | 4,025,806 |
| Honam Petrochemical Corp. (A)*. . . . . . . . . . . . . . . . . . | 30,000 | 1,496,546 |
| Hynix Semiconductor Inc. (A)* . . . . . . . . . . . . . . . . . . . | 22,000 | 485,418 |
| Hyundai Mipo Dockyard Co., Ltd. (A). . . . . . . . . . . . . . . | 22,000 | 1,582,886 |
| Hyundai Motor Company (A) . . . . . . . . . . . . . . . . . . . . . | 30,000 | 2,345,549 |
| KT Corporation (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,530 | 1,036,595 |
| Kookmin Bank (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,500 | 3,923,398 |
| Kyeryong Construction Industrial Co. Ltd (A). . . . . . . . . . | 46,000 | 1,215,752 |

See Notes to Schedule of Investments on page 175.

# The Investments of Ivy Pacific Opportunities Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **South Korea** (Continued) | | |
| LG Chem, Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,500 | $ 796,863 |
| SK Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 1,450,979 |
| SK Telecom Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 1,165,579 |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . . | 10,400 | 5,866,462 |
| Samsung SDI Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . | 9,450 | 983,620 |
| | | 28,809,804 |
| **Taiwan – 12.23%** | | |
| Cathay Financial Holding Co., Ltd. (A) . . . . . . . . . . . . . . . | 1,230,000 | 2,294,251 |
| China Steel Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 1,500,000 | 1,337,914 |
| Chinatrust Financial Holding Company, Ltd. (A) . . . . . . . . | 2,259,870 | 1,947,577 |
| Chunghwa Telecom Co., Ltd., ADR . . . . . . . . . . . . . . . . . | 115,000 | 2,128,650 |
| iShares MSCI Taiwan Index Fund . . . . . . . . . . . . . . . . . . | 250,000 | 2,927,500 |
| MediaTek Incorporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | 160,339 |
| Quanta Computer Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 819,306 | 1,343,044 |
| TSRC Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,456,000 | 1,221,117 |
| Taiwan Semiconductor Manufacturing | | |
|     Company Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,013,227 | 1,627,343 |
| | | 14,987,735 |
| **Thailand – 6.51%** | | |
| Bangkok Bank Public Company Limited (A) . . . . . . . . . . . | 650,000 | 1,804,237 |
| C.P. Seven Eleven Public Company Limited (A) . . . . . . . . | 4,205,000 | 634,794 |
| LAND AND HOUSES PUBLIC COMPANY | | |
|     LIMITED (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,405,700 | 750,465 |
| PTT Public Company Limited (A) . . . . . . . . . . . . . . . . . . . | 239,000 | 1,419,917 |
| Silicon Motion Technology Corporation, ADR* . . . . . . . . . | 101,600 | 1,537,208 |
| Thai Oil Public Company Limited (A) . . . . . . . . . . . . . . . . | 400,000 | 730,460 |
| Thai Oil Public Company Limited (A)(B) . . . . . . . . . . . . . . | 600,000 | 1,095,690 |
| | | 7,972,771 |
| **United Kingdom – 1.34%** | | |
| Standard Chartered PLC (A) . . . . . . . . . . . . . . . . . . . . . . | 75,000 | 1,643,592 |
| **United States – 1.57%** | | |
| UTStarcom, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85,000 | 694,025 |
| iShares MSCI Pacific ex-Japan Index Fund . . . . . . . . . . | 11,900 | 1,227,485 |
| | | 1,921,510 |
| **TOTAL COMMON STOCKS – 92.66%** | | **$113,539,604** |

(Cost: $97,279,506)

See Notes to Schedule of Investments on page 175.

# The Investments of Ivy Pacific Opportunities Fund

*September 30, 2005*

| SHORT-TERM SECURITY – 4.79% | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** | | |
| BP Capital Markets p.l.c., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,867 | $    5,865,735 |
| (Cost: $5,865,735) | | |
| **TOTAL INVESTMENT SECURITIES – 97.45%** | | $119,405,339 |
| (Cost: $103,145,241) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.55%** | | 3,128,231 |
| **NET ASSETS – 100.00%** | | $122,533,570 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $9,223,863 or 7.53% of net assets.

(C) Security valued in good faith under procedures established by the Board of Directors.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY PACIFIC OPPORTUNITIES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $103,145) (Notes 1 and 3) . . . . . . | $119,405 |
| Cash denominated in foreign currencies (cost – $3,138). . . . . . . . . . . . . . | 3,133 |
| Receivables: | |
|     Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 595 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 869 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 |
|        Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124,036 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . | 963 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 136 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 96 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . | 51 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued administrative fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 214 |
|        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,502 |
|        Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $122,534 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . | $104,961 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . | 659 |
|     Accumulated undistributed net realized gain | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 729 |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . | 16,185 |
|        Net assets applicable to outstanding units of capital. . . . . . . . . . . . | $122,534 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12.26 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11.40 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11.52 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12.35 |
|     Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12.03 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,344 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 695 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 902 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 151 |
|     Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |

See Notes to Financial Statements.

# Statement of Operations

## IVY PACIFIC OPPORTUNITIES FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Dividends (net of foreign withholding taxes of $299) | $ 1,841 |
|     Interest and amortization | 65 |
|         Total income | 1,906 |
| Expenses (Note 2): | |
|     Investment management fee | 481 |
|     Shareholder servicing: | |
|         Class A | 182 |
|         Class B | 22 |
|         Class C | 22 |
|         Class Y | 1 |
|         Advisor Class | —* |
|     Service fee: | |
|         Class A | 83 |
|         Class B | 9 |
|         Class C | 10 |
|         Class Y | 2 |
|     Custodian fee | 69 |
|     Distribution fee: | |
|         Class A | 17 |
|         Class B | 25 |
|         Class C | 32 |
|     Accounting services fee | 22 |
|     Audit fees | 12 |
|     Administrative fee | 5 |
|     Legal fees | 2 |
|     Other | 56 |
|         Total expenses | 1,052 |
|         Net investment income | 854 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 4,198 |
| Realized net loss on foreign currency transactions | (191) |
|     Realized net gain on investments | 4,007 |
| Unrealized appreciation in value of investments during the period | 9,798 |
|     Net gain on investments | 13,805 |
|         Net increase in net assets resulting from operations | $14,659 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY PACIFIC OPPORTUNITIES FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . | $        854 | $      (495) |
| Realized net gain on investments . . . . . . . . . . . . | 4,007 | 4,068 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . | 9,798 | 2,652 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | 14,659 | 6,225 |
| Distributions to shareholders from (Note1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | 29,085 | 34,230 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,744 | 40,455 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 78,790 | 38,335 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $122,534 | $78,790 |
| Undistributed net investment income (loss) . . . . . | $        659 | $        (4) |

(1)See "Financial Highlights" on pages 179 - 183.

See Notes to Financial Statements.

# Financial Highlights

## IVY PACIFIC OPPORTUNITIES FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period. . . . . . | $10.61 | $ 9.55 | $9.11 | $5.96 | $6.72 | $7.42 | $9.15 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . . . . | 0.08 | (0.07) | 0.00 | (0.02) | 0.01[1] | (0.03)[1] | 0.07 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.57 | 1.13 | 0.44 | 3.17 | (0.77)[2] | (0.66)[2] | (1.74) |
| Total from investment operations. . . . . . . . . . . . | 1.65 | 1.06 | 0.44 | 3.15 | (0.76) | (0.69) | (1.67) |
| Less distributions from: | | | | | | | |
| Net investment income. . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.06) |
| Capital gains . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.06) |
| Net asset value, end of period. . . . . . . . . . | $12.26 | $10.61 | $9.55 | $9.11 | $5.96 | $6.72 | $7.42 |
| Total return[3] . . . . . . . . . . . . . | 15.55% | 11.10% | 4.83% | 52.85% | –11.31%[2] | –9.29%[2] | –18.25% |
| Net assets, end of period (in millions). . . . . . . . . . . | $102 | $64 | $29 | $18 | $5 | $6 | $9 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . | 2.05%[4] | 2.22% | 2.07%[4] | 2.64% | 2.21% | 2.21% | 2.16% |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . . | 1.90%[4] | –0.80% | –1.07%[4] | –0.39% | 0.20% | –0.49% | 0.83% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . | NA | NA | NA | 2.73% | 3.52% | 3.57% | 3.10% |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . . . | NA | NA | NA | –0.48% | –1.11% | –1.85% | –0.11% |
| Portfolio turnover rate . . . . . . | 47% | 87% | 61% | 187% | 16% | 82% | 108% |

(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY PACIFIC OPPORTUNITIES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period .... | $ 9.91 | $ 9.01 | $8.61 | $5.75 | $6.56 | $7.33 | $9.04 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ....... | 0.06 | (0.13) | (0.04) | (0.06) | (0.04)[1] | (0.08)[1] | 0.01 |
| Net realized and unrealized gain (loss) on investments ...... | 1.43 | 1.03 | 0.44 | 2.92 | (0.77) | (0.68) | (1.71) |
| Total from investment operations .......... | 1.49 | 0.90 | 0.40 | 2.86 | (0.81) | (0.76) | (1.70) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.01) |
| Capital gains ........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions ........ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.01) |
| Net asset value, end of period ........ | $11.40 | $ 9.91 | $9.01 | $8.61 | $5.75 | $6.56 | $7.33 |
| Total return ............. | 15.04% | 9.99% | 4.65% | 49.74% | –12.35% | –10.35% | –18.80% |
| Net assets, end of period (in millions) .......... | $8 | $6 | $6 | $6 | $3 | $4 | $6 |
| Ratio of expenses to average net assets including reimbursement ....... | 3.00%[2] | 3.06% | 2.86%[2] | 3.46% | 2.96% | 2.95% | 2.92% |
| Ratio of net investment income (loss) to average net assets including reimbursement ....... | 1.06%[2] | –1.57% | –1.92%[2] | –1.15% | –0.55% | –1.22% | 0.07% |
| Ratio of expenses to average net assets excluding reimbursement ....... | NA | NA | NA | 3.55% | 4.27% | 4.31% | 3.86% |
| Ratio of net investment loss to average net assets excluding reimbursement ....... | NA | NA | NA | –1.24% | –1.86% | –2.58% | –0.87% |
| Portfolio turnover rate ..... | 47% | 87% | 61% | 187% | 16% | 82% | 108% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY PACIFIC OPPORTUNITIES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $10.01 | $ 9.09 | $8.68 | $5.75 | $6.55 | $7.31 | $9.07 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss)........ | 0.06 | (0.09) | (0.02) | (0.05) | (0.03)[1] | (0.08)[1] | 0.01 |
| Net realized and unrealized gain (loss) on investments...... | 1.45 | 1.01 | 0.43 | 2.98 | (0.77) | (0.67) | (1.71) |
| Total from investment operations............. | 1.51 | 0.92 | 0.41 | 2.93 | (0.80) | (0.75) | (1.70) |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.06) |
| Capital gains........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.06) |
| Net asset value, end of period........... | $11.52 | $10.01 | $9.09 | $8.68 | $5.75 | $6.55 | $7.31 |
| Total return............... | 15.09% | 10.12% | 4.72% | 50.96% | –12.21% | –10.25% | –18.79% |
| Net assets, end of period (in millions)............ | $11 | $7 | $3 | $2 | $1 | $1 | $2 |
| Ratio of expenses to average net assets including reimbursement......... | 2.88%[2] | 3.06% | 2.57%[2] | 3.48% | 2.94% | 2.90% | 3.03% |
| Ratio of net investment income (loss) to average net assets including reimbursement......... | 1.12%[2] | –1.68% | –1.59%[2] | –1.14% | –0.53% | –1.18% | –0.03% |
| Ratio of expenses to average net assets excluding reimbursement......... | NA | NA | NA | 3.57% | 4.25% | 4.26% | 3.97% |
| Ratio of net investment loss to average net assets excluding reimbursement. | NA | NA | NA | –1.23% | –1.84% | –2.54% | –0.97% |
| Portfolio turnover rate...... | 47% | 87% | 61% | 187% | 16% | 82% | 108% |

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY PACIFIC OPPORTUNITIES FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the period from 7-24-03[1] to 12-31-03 |
|---|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . | $10.67 | $ 9.58 | $9.13 | $6.85 |
| Income (loss) from investment operations: | | | | |
| Net investment income (loss) . . . . . | 0.09 | (0.04) | (0.00) | (0.01) |
| Net realized and unrealized gain on investments. . . . . . . . . | 1.59 | 1.13 | 0.45 | 2.29 |
| Total from investment operations . . . . . | 1.68 | 1.09 | 0.45 | 2.28 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . | $12.35 | $10.67 | $9.58 | $9.13 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 15.75% | 11.38% | 4.93% | 33.28% |
| Net assets, end of period (in thousands) . . . . . . . . . . . . . . . . | $1,864 | $1,100 | $707 | $497 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . . . . . . . . | 1.74%[2] | 1.88% | 1.64%[2] | 2.01%[2] |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . . . . . . . . | 2.15%[2] | –0.47% | –0.68%[2] | –0.40%[2] |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . . . . . . . . | NA | NA | NA | 2.18%[2] |
| Ratio of net investment loss to average net assets excluding reimbursement . . . . . . . . | NA | NA | NA | –0.57%[2] |
| Portfolio turnover rate . . . . . . . . . . . . . | 47% | 87% | 61% | 187%[3] |

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

# Financial Highlights

## IVY PACIFIC OPPORTUNITIES FUND
*Advisor Class Shares[1]*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period . . . . . . | $10.38 | $ 9.28 | $8.85 | $5.81 | $6.59 | $7.30 | $9.03 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) . . . . . . . | 0.14[2] | (0.01) | (0.01) | (0.01) | 0.04[2] | (0.02)[2] | 0.12[2] |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.51[2] | 1.11 | 0.44 | 3.05 | (0.82) | (0.68) | (1.82) |
| Total from investment operations . . . . . . . . . . . . | 1.65 | 1.10 | 0.43 | 3.04 | (0.78) | (0.70) | (1.70) |
| Less distributions from: | | | | | | | |
| Net investment income . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.03) |
| Capital gains . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.03) |
| Net asset value, end of period . . . . . . . . . . | $12.03 | $10.38 | $9.28 | $8.85 | $5.81 | $6.59 | $7.30 |
| Total return . . . . . . . . . . . . . . . | 15.90% | 11.85% | 4.86% | 52.32% | –11.84% | –9.58% | –18.77% |
| Net assets, end of period (in thousands) . . . . . . . . | $65 | $64 | $58 | $55 | $34 | $3 | $42 |
| Ratio of expenses to average net assets including reimbursement . . . . . . . . | 1.47%[3] | 1.56% | 1.82%[3] | 2.49% | 1.74% | 2.03% | 1.77% |
| Ratio of net investment income (loss) to average net assets including reimbursement . . . . . . . . | 2.65%[3] | –0.06% | –0.88%[3] | –0.09% | 0.67% | –0.31% | 1.23% |
| Ratio of expenses to average net assets excluding reimbursement . . . . . . . . | NA | NA | NA | 2.65% | 3.05% | 3.39% | 2.71% |
| Ratio of net investment income (loss) to average net assets excluding reimbursement . . . . . . . . | NA | NA | NA | –0.25% | –0.64% | –1.67% | 0.29% |
| Portfolio turnover rate . . . . . . | 47% | 87% | 61% | 187% | 16% | 82% | 108% |

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY REAL ESTATE SECURITIES FUND

### Portfolio Highlights

On September 30, 2005, Ivy Real Estate Securities Fund had net assets totaling $418,269,556 invested in a diversified portfolio of:

| | |
|---|---|
| 99.11% | Common Stocks |
| 0.89% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . . | $79.65 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 9.12 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 5.27 |
| Business Equipment and Services Stocks . | $ 3.73 |
| Retail Stocks. . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.34 |
| Cash and Cash Equivalents. . . . . . . . . . . . . | $ 0.89 |

# The Investments of Ivy Real Estate Securities Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Business Equipment and Services – 3.73%** | | |
| Brookfield Properties Corporation . . . . . . . . . . . . . . . . . . | 529,000 | **$ 15,589,630** |
| | | |
| **Hotels and Gaming – 9.12%** | | |
| Hilton Hotels Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 677,300 | 15,117,336 |
| Marriott International, Inc., Class A . . . . . . . . . . . . . . . . | 72,100 | 4,542,300 |
| Starwood Hotels & Resorts Worldwide, Inc. . . . . . . . . . . | 323,100 | 18,471,627 |
| | | 38,131,263 |
| **Multiple Industry – 5.27%** | | |
| DiamondRock Hospitality Company . . . . . . . . . . . . . . . . | 377,600 | 4,436,800 |
| Eagle Hospitality Properties Trust, Inc. . . . . . . . . . . . . . | 100,400 | 1,001,992 |
| Education Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . . . . | 396,200 | 6,616,540 |
| NorthStar Realty Finance Corp. . . . . . . . . . . . . . . . . . . . | 455,700 | 4,279,023 |
| Sunstone Hotel Investors, Inc. . . . . . . . . . . . . . . . . . . . . | 153,900 | 3,753,621 |
| Thomas Properties Group, Inc. . . . . . . . . . . . . . . . . . . . | 150,200 | 1,939,833 |
| | | 22,027,809 |
| **Real Estate Investment Trust – 79.65%** | | |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . . . . | 58,600 | 4,845,634 |
| American Campus Communities, Inc. . . . . . . . . . . . . . . . | 351,300 | 8,438,226 |
| Archstone-Smith Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . | 191,200 | 7,623,144 |
| Arden Realty, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68,400 | 2,816,028 |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . . . . . . | 113,500 | 9,726,950 |
| BioMed Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 398,612 | 9,885,578 |
| Boston Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 119,300 | 8,458,370 |
| Brandywine Realty Trust. . . . . . . . . . . . . . . . . . . . . . . . . . | 327,900 | 10,194,411 |
| Camden Property Trust . . . . . . . . . . . . . . . . . . . . . . . . . . | 229,600 | 12,800,200 |
| Columbia Equity Trust, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 132,000 | 1,927,200 |
| Cousins Properties Incorporated . . . . . . . . . . . . . . . . . . . | 181,400 | 5,481,908 |
| Developers Diversified Realty Corporation . . . . . . . . . . . | 336,100 | 15,695,870 |
| Equity Lifestyle Properties, Inc. . . . . . . . . . . . . . . . . . . . | 37,400 | 1,683,000 |
| Equity Office Properties Trust . . . . . . . . . . . . . . . . . . . . . | 122,400 | 4,003,704 |
| Equity One, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 317,000 | 7,370,250 |
| Equity Residential . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 338,400 | 12,808,440 |
| Essex Property Trust, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 33,500 | 3,015,000 |
| Extra Space Storage Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 160,234 | 2,464,399 |
| First Industrial Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . | 126,600 | 5,070,330 |
| First Potomac Realty Trust . . . . . . . . . . . . . . . . . . . . . . . . | 112,900 | 2,901,530 |

See Notes to Schedule of Investments on page 187.

# The Investments of Ivy Real Estate Securities Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Real Estate Investment Trust** (Continued) | | |
| General Growth Properties, Inc. . . . . . . . . . . . . . . . . . . . . | 396,740 | $  17,825,528 |
| Gramercy Capital Corp. . . . . . . . . . . . . . . . . . . . . . . . . . | 144,000 | 3,450,240 |
| Hersha Hospitality Trust . . . . . . . . . . . . . . . . . . . . . . . . . | 275,200 | 2,732,736 |
| Host Marriott Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 332,500 | 5,619,250 |
| Kimco Realty Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 414,900 | 13,036,158 |
| Kite Realty Group Trust . . . . . . . . . . . . . . . . . . . . . . . . . . | 548,100 | 8,177,652 |
| Liberty Property Trust. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89,100 | 3,790,314 |
| Maguire Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 165,600 | 4,976,280 |
| Mills Corporation (The). . . . . . . . . . . . . . . . . . . . . . . . . . . | 237,400 | 13,075,992 |
| Newcastle Investment Corp. . . . . . . . . . . . . . . . . . . . . . . | 115,600 | 3,225,240 |
| Pan Pacific Retail Properties, Inc. . . . . . . . . . . . . . . . . . | 26,700 | 1,759,530 |
| Prentiss Properties Trust . . . . . . . . . . . . . . . . . . . . . . . . | 156,400 | 6,349,840 |
| ProLogis. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 640,465 | 28,379,004 |
| Public Storage, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 94,400 | 6,324,800 |
| Regency Centers Corporation . . . . . . . . . . . . . . . . . . . . . | 69,500 | 3,992,775 |
| SL Green Realty Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,900 | 1,902,222 |
| Simon Property Group, Inc. . . . . . . . . . . . . . . . . . . . . . . | 312,800 | 23,184,736 |
| Spirit Finance Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 436,500 | 4,910,625 |
| Spirit Finance Corporation (A) . . . . . . . . . . . . . . . . . . . . . | 70,700 | 795,375 |
| Strategic Hotel Capital, L.L.C. . . . . . . . . . . . . . . . . . . . . | 329,600 | 6,018,496 |
| Trizec Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 419,400 | 9,671,364 |
| United Dominion Realty Trust, Inc. . . . . . . . . . . . . . . . . . | 356,542 | 8,450,045 |
| Ventas, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 219,800 | 7,077,560 |
| Vornado Realty Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . | 104,000 | 9,008,480 |
| Winston Hotels, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222,200 | 2,222,000 |
| | | 333,166,414 |
| **Retail – Specialty Stores – 1.34%** | | |
| Forest City Enterprises, Inc., Class A . . . . . . . . . . . . . . . | 147,378 | 5,615,102 |
| **TOTAL COMMON STOCKS – 99.11%** | | **$414,530,218** |
| (Cost: $335,668,434) | | |

See Notes to Schedule of Investments on page 187.

# The Investments of Ivy Real Estate Securities Fund

*September 30, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Security and Commodity Brokers – 0.45%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 3.87%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,889 | $ 1,888,594 |
| | | |
| **Utilities – Electric – 0.29%** | | |
| Wisconsin Electric Power Co., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,222 | 1,221,737 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 0.74%** | | $ 3,110,331 |
| (Cost: $3,110,331) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.85%** | | $417,640,549 |
| (Cost: $338,778,765) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.15%** | | 629,007 |
| | | |
| **NET ASSETS – 100.00%** | | $418,269,556 |

**Notes to Schedule of Investments**

  *No dividends were paid during the preceding 12 months.

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of this security amounted to 0.19% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY REAL ESTATE SECURITIES FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $338,779) (Notes 1 and 3) . . . . . . . | $417,641 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82 |
| Receivables: | |
|    Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,182 |
|    Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 933 |
|    Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 186 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 421,050 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 1,804 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 393 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 307 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,780 |
|      Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $418,270 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . | $324,859 |
| Accumulated undistributed income: | |
|    Accumulated undistributed net investment income. . . . . . . . . . . . . . . . | 78 |
|    Accumulated undistributed net realized gain | |
|      on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,471 |
|    Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . | 78,862 |
|      Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $418,270 |
| Net asset value per share (net assets divided by shares outstanding): | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20.92 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20.85 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20.87 |
|    Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20.93 |
| Capital shares outstanding: | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,665 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 616 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 668 |
|    Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,045 |

See Notes to Financial Statements.

# Statement of Operations

## IVY REAL ESTATE SECURITIES FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $29) | $ 4,769 |
| Interest and amortization | 109 |
| Total income | 4,878 |
| Expenses (Note 2): | |
| Investment management fee | 1,674 |
| Shareholder servicing: | |
| Class A | 344 |
| Class B | 38 |
| Class C | 28 |
| Class Y | 129 |
| Service fee: | |
| Class A | 185 |
| Class B | 15 |
| Class C | 15 |
| Class Y | 216 |
| Distribution fee: | |
| Class A | 34 |
| Class B | 44 |
| Class C | 46 |
| Accounting services fee | 60 |
| Custodian fees | 17 |
| Audit fees | 14 |
| Legal fees | 1 |
| Other | 120 |
| Total expenses | 2,980 |
| Net investment income | 1,898 |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 8,356 |
| Realized net gain on foreign currency transactions | —* |
| Realized net gain on investments | 8,356 |
| Unrealized appreciation in value of investments during the period | 40,515 |
| Net gain on investments | 48,871 |
| Net increase in net assets resulting from operations | $50,769 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY REAL ESTATE SECURITIES FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $ 1,898 | $ 2,657 |
| Realized net gain on investments . . . . . . . . . . . . . | 8,356 | 13,738 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . | 40,515 | 9,265 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | 50,769 | 25,660 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (799) | (1,366) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (33) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) | (58) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,016) | (1,924) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (4,340) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (275) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (308) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (4,922) |
| | (1,820) | (13,226) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . | 46,675 | 171,568 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95,624 | 184,002 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . | 322,646 | 138,644 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . | $418,270 | $322,646 |
| Undistributed net investment income (loss) . . . . . | $ 78 | $ (—)* |

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 191 - 194.

See Notes to Financial Statements.

# Financial Highlights

## IVY REAL ESTATE SECURITIES FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended July 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $18.13 | $16.99 | $13.42 | $11.93 | $11.67 | $11.23 | $10.25 |
| Income from investment operations: | | | | | | | |
| Net investment income... | 0.07 | 0.15[1] | 0.62 | 0.48 | 0.32 | 0.51 | 0.43 |
| Net realized and unrealized gain on investments .. | 2.81 | 1.93[1] | 3.38 | 1.72 | 1.01 | 0.47 | 1.00 |
| Total from investment operations............. | 2.88 | 2.08 | 4.00 | 2.20 | 1.33 | 0.98 | 1.43 |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.09) | (0.25) | (0.24) | (0.48) | (0.28) | (0.54) | (0.41) |
| Capital gains ........... | (0.00) | (0.69) | (0.19) | (0.23) | (0.79) | (0.00) | (0.04) |
| Total distributions ......... | (0.09) | (0.94) | (0.43) | (0.71) | (1.07) | (0.54) | (0.45) |
| Net asset value, end of period........... | $20.92 | $18.13 | $16.99 | $13.42 | $11.93 | $11.67 | $11.23 |
| Total return[2] ............. | 15.89% | 12.09% | 29.78% | 19.65% | 12.31% | 9.10% | 14.89% |
| Net assets, end of period (in millions)............ | $202 | $155 | $44 | $60 | $32 | $17 | $12 |
| Ratio of expenses to average net assets including voluntary expense waiver ......... | 1.66%[3] | 1.67% | 1.48%[3][4] | 1.46% | 1.50% | 1.50% | 1.50% |
| Ratio of net investment income to average net assets including voluntary expense waiver ......... | 0.94%[3] | 0.95% | 4.35%[3][4] | 2.95% | 2.83% | 4.29% | 4.26% |
| Ratio of expenses to average net assets excluding voluntary expense waiver ......... | NA | NA | 1.49%[3][4] | 1.46% | 1.69% | 1.99% | 2.72% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver ......... | NA | NA | 4.34%[3][4] | 2.95% | 2.64% | 3.81% | 3.04% |
| Portfolio turnover rate ...... | 15% | 48% | 35% | 48% | 101% | 173% | 117% |

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

# Financial Highlights

## IVY REAL ESTATE SECURITIES FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] through 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $18.08 | $16.97 | $15.18 |
| Income (loss) from investment operations: | | | |
|     Net investment income (loss) . . . . . . . . . . . . . | (0.00) | (0.07)[2] | 0.07 |
|     Net realized and unrealized | | | |
|         gain on investments. . . . . . . . . . . . . . . . . | 2.77 | 1.95[2] | 2.08 |
| Total from investment operations . . . . . . . . . . . . . | 2.77 | 1.88 | 2.15 |
| Less distributions from: | | | |
|     Net investment income . . . . . . . . . . . . . . . . . | (0.00) | (0.08) | (0.17) |
|     Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.69) | (0.19) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.77) | (0.36) |
| Net asset value, end of period . . . . . . . . . . . . . . | $20.85 | $18.08 | $16.97 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15.32% | 10.91% | 14.46% |
| Net assets, end of period (in millions) . . . . . . . . . | $13 | $10 | $2 |
| Ratio of expenses to average net assets. . . . . . . | 2.68%[3] | 2.73% | 3.02%[3] |
| Ratio of net investment loss to | | | |
|     average net assets . . . . . . . . . . . . . . . . . . . . | –0.03%[3] | –0.24% | –5.40%[3] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 15% | 48% | 35%[4] |

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY REAL ESTATE SECURITIES FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] through 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $18.10 | $16.99 | $15.18 |
| Income from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . . | 0.02 | 0.12 | 0.08 |
|    Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . . . . | 2.76 | 1.82 | 2.09 |
| Total from investment operations . . . . . . . . . . . . . | 2.78 | 1.94 | 2.17 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . . | (0.01) | (0.14) | (0.17) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.69) | (0.19) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.01) | (0.83) | (0.36) |
| Net asset value, end of period . . . . . . . . . . . . . . . | $20.87 | $18.10 | $16.99 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15.35% | 11.21% | 14.59% |
| Net assets, end of period (in millions) . . . . . . . . . | $14 | $10 | $2 |
| Ratio of expenses to average net assets. . . . . . . | 2.48%[2] | 2.49% | 2.82%[2] |
| Ratio of net investment income | | | |
|    (loss) to average net assets . . . . . . . . . . . . . . | 0.13%[2] | 0.14% | −4.46%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 15% | 48% | 35%[3] |

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY REAL ESTATE SECURITIES FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] through 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $18.14 | $16.99 | $15.18 |
| Income from investment operations: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | 0.13 | 0.26[2] | 0.04 |
|    Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . . . . | 2.78 | 1.87[2] | 2.15 |
| Total from investment operations . . . . . . . . . . . . . | 2.91 | 2.13 | 2.19 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.12) | (0.29) | (0.19) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.69) | (0.19) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.12) | (0.98) | (0.38) |
| Net asset value, end of period . . . . . . . . . . . . . . . | $20.93 | $18.14 | $16.99 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16.04% | 12.40% | 14.78% |
| Net assets, end of period (in millions) . . . . . . . . . | $189 | $148 | $91 |
| Ratio of expenses to average net assets. . . . . . . | 1.40%[3] | 1.44% | 1.60%[3] |
| Ratio of net investment income to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . | 1.24%[3] | 1.59% | 0.14%[3] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 15% | 48% | 35%[4] |

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF IVY SMALL CAP VALUE FUND

### Portfolio Highlights

On September 30, 2005, Ivy Small Cap Value Fund had net assets totaling $116,870,718 invested in a diversified portfolio of:

| | |
|---|---|
| 93.09% | Common Stocks |
| 6.91% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $16.65 |
| Business Equipment and Services Stocks . . | $12.12 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . . | $ 9.16 |
| Retail Stocks. . . . . . . . . . . . . . . . . . . . . . . . . | $ 8.73 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 8.22 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . . | $ 7.92 |
| Cash and Cash Equivalents. . . . . . . . . . . . . | $ 6.91 |
| Consumer Nondurables Stocks . . . . . . . . . . | $ 5.42 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 5.05 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . . | $ 4.81 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 3.68 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . . . | $ 3.63 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 3.48 |
| Consumer Durables Stocks . . . . . . . . . . . . . | $ 2.38 |
| Raw Materials Stocks. . . . . . . . . . . . . . . . . . | $ 1.84 |

# The Investments of Ivy Small Cap Value Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Banks – 8.40%** | | |
| Cathay General Bancorp . . . . . . . . . . . . . . . . . . . . . . . . | 27,700 | $    981,411 |
| Central Pacific Financial Corp. . . . . . . . . . . . . . . . . . . . | 24,100 | 847,838 |
| First Niagara Financial Group, Inc.   . . . . . . . . . . . . . . . | 106,700 | 1,538,614 |
| Gold Banc Corporation, Inc. . . . . . . . . . . . . . . . . . . . . . | 113,900 | 1,691,415 |
| Taylor Capital Group, Inc. . . . . . . . . . . . . . . . . . . . . . . | 20,700 | 783,288 |
| Trustmark Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 55,500 | 1,545,398 |
| Umpqua Holdings Corporation . . . . . . . . . . . . . . . . . . . | 40,600 | 986,377 |
| Wintrust Financial Corporation . . . . . . . . . . . . . . . . . . . | 28,600 | 1,438,008 |
| | | **9,812,349** |
| **Business Equipment and Services – 8.40%** | | |
| Brink's Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . | 61,000 | 2,504,660 |
| Heidrick & Struggles International, Inc.* . . . . . . . . . . . . | 49,600 | 1,604,808 |
| Laidlaw International, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 115,200 | 2,784,384 |
| Lennox International Inc.   . . . . . . . . . . . . . . . . . . . . . . . | 54,300 | 1,488,363 |
| ProQuest Company* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,100 | 655,220 |
| RSA Security Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 61,500 | 780,435 |
| | | **9,817,870** |
| **Capital Equipment – 0.67%** | | |
| Actuant Corporation, Class A* . . . . . . . . . . . . . . . . . . . . | 16,800 | **786,240** |
| **Chemicals – Specialty – 1.05%** | | |
| Airgas, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,600 | **1,232,608** |
| **Coal – 1.72%** | | |
| Foundation Coal Holdings, Inc.   . . . . . . . . . . . . . . . . . . | 52,200 | **2,007,090** |
| **Communications Equipment – 2.34%** | | |
| Dycom Industries, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 55,100 | 1,114,122 |
| Polycom, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31,800 | 514,047 |
| Tekelec* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 52,800 | 1,103,784 |
| | | **2,731,953** |
| **Computers – Peripherals – 4.76%** | | |
| Borland Software Corporation* . . . . . . . . . . . . . . . . . . . | 167,100 | 971,686 |
| Electronics for Imaging, Inc.* . . . . . . . . . . . . . . . . . . . . | 77,800 | 1,785,121 |
| Imation Corp.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 857,400 |
| Novatel Wireless, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 58,100 | 838,964 |
| TIBCO Software Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,529 | 1,105,955 |
| | | **5,559,126** |
| **Construction Materials – 1.03%** | | |
| Walter Industries, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 24,500 | **1,198,540** |

See Notes to Schedule of Investments on page 200.

# The Investments of Ivy Small Cap Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Containers – 3.10%** | | |
| AptarGroup, Inc. | 18,300 | $ 911,523 |
| Jarden Corporation* | 54,750 | 2,248,582 |
| Packaging Corporation of America | 24,100 | 467,781 |
| | | **3,627,886** |
| **Electronic Components – 2.06%** | | |
| Axcelis Technologies, Inc.* | 97,800 | 510,027 |
| Brooks Automation, Inc.* | 32,900 | 438,392 |
| Integrated Device Technology, Inc.* | 47,000 | 504,545 |
| Thomas & Betts Corporation* | 27,700 | 953,157 |
| | | **2,406,121** |
| **Finance Companies – 1.00%** | | |
| Allmerica Financial Corporation* | 28,400 | **1,168,376** |
| **Food and Related – 1.83%** | | |
| Chiquita Brands International Inc. | 29,000 | 810,550 |
| Hain Celestial Group, Inc. (The)* | 38,900 | 753,493 |
| Lance, Inc. | 32,700 | 570,451 |
| | | **2,134,494** |
| **Forest and Paper Products – 1.92%** | | |
| Bowater Incorporated | 36,800 | 1,040,336 |
| OfficeMax Incorporated | 38,100 | 1,206,627 |
| | | **2,246,963** |
| **Health Care – General – 4.43%** | | |
| Amedisys, Inc.* | 17,800 | 694,022 |
| dj Orthopedics, Inc.* | 52,382 | 1,515,935 |
| PolyMedica Corporation | 28,000 | 977,340 |
| Sybron Dental Specialties, Inc.* | 48,000 | 1,995,840 |
| | | **5,183,137** |
| **Homebuilders, Mobile Homes – 0.37%** | | |
| Fleetwood Enterprises, Inc.* | 35,000 | **430,500** |
| **Hospital Supply and Management – 0.38%** | | |
| LifePoint Hospitals, Inc.* | 10,246 | **447,955** |
| **Hotels and Gaming – 3.58%** | | |
| Gaylord Entertainment Company* | 49,900 | 2,377,735 |
| Kerzner International Limited* | 20,900 | 1,160,995 |
| Pinnacle Entertainment, Inc.* | 35,300 | 647,049 |
| | | **4,185,779** |
| **Household – General Products – 0.49%** | | |
| Church & Dwight Co., Inc. | 15,400 | **568,876** |

See Notes to Schedule of Investments on page 200.

# The Investments of Ivy Small Cap Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Household – Major Appliances – 0.96%** | | |
| Briggs & Stratton Corporation . . . . . . . . . . . . . . . . . . . . . | 32,400 | $   1,120,716 |
| | | |
| **Insurance – Life – 1.21%** | | |
| Universal American Financial Corp.* . . . . . . . . . . . . . . . | 62,400 | 1,420,536 |
| | | |
| **Insurance – Property and Casualty – 1.80%** | | |
| Max Re Capital Ltd.  . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85,200 | 2,109,978 |
| | | |
| **Leisure Time Industry – 1.73%** | | |
| K2 Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85,700 | 976,980 |
| RC2 Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31,100 | 1,050,092 |
| | | 2,027,072 |
| **Motor Vehicle Parts – 0.71%** | | |
| Tenneco Automotive Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 47,200 | 826,472 |
| | | |
| **Motor Vehicles – 0.71%** | | |
| Winnebago Industries, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 28,500 | 825,645 |
| | | |
| **Multiple Industry – 7.92%** | | |
| Alpha Natural Resources, Inc.* . . . . . . . . . . . . . . . . . . . . | 37,600 | 1,129,504 |
| Aspen Insurance Holdings Limited . . . . . . . . . . . . . . . . | 40,200 | 1,187,910 |
| Diamond Foods, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,700 | 478,794 |
| ITC Holdings Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,100 | 1,104,138 |
| James River Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 15,400 | 272,272 |
| K&F Industries Holdings, Inc.* . . . . . . . . . . . . . . . . . . . . | 49,100 | 821,443 |
| NorthWestern Corporation . . . . . . . . . . . . . . . . . . . . . . . | 53,300 | 1,608,328 |
| Sunstone Hotel Investors, Inc.  . . . . . . . . . . . . . . . . . . . | 23,400 | 570,726 |
| TreeHouse Foods, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 34,800 | 935,424 |
| U-Store-It Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56,600 | 1,147,282 |
| | | 9,255,821 |
| **Non-Residential Construction – 1.93%** | | |
| Washington Group International, Inc.* . . . . . . . . . . . . . . | 41,900 | 2,255,268 |
| | | |
| **Petroleum – Domestic – 2.46%** | | |
| Comstock Resources, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 29,900 | 981,019 |
| Whiting Petroleum Corporation* . . . . . . . . . . . . . . . . . . | 43,300 | 1,898,272 |
| | | 2,879,291 |
| **Petroleum – International – 0.87%** | | |
| Vintage Petroleum, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . | 22,200 | 1,013,652 |

See Notes to Schedule of Investments on page 200.

# The Investments of Ivy Small Cap Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Publishing – 2.91%** | | |
| Banta Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 48,000 | $ 2,442,720 |
| PRIMEDIA Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 233,300 | 954,197 |
| | | 3,396,917 |
| **Real Estate Investment Trust – 1.19%** | | |
| HomeBanc Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84,600 | 653,112 |
| Trustreet Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . | 47,200 | 738,680 |
| | | 1,391,792 |
| **Restaurants – 1.78%** | | |
| Landry's Restaurants, Inc. . . . . . . . . . . . . . . . . . . . . . . | 19,200 | 562,560 |
| Lone Star Steakhouse & Saloon, Inc. . . . . . . . . . . . . . | 20,100 | 523,203 |
| Triarc Companies, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 59,200 | 994,560 |
| | | 2,080,323 |
| **Retail – General Merchandise – 1.61%** | | |
| BJ's Wholesale Club, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 35,900 | 998,020 |
| Saks Incorporated* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,100 | 334,850 |
| Stage Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,550 | 550,329 |
| | | 1,883,199 |
| **Retail – Specialty Stores – 5.34%** | | |
| AnnTaylor Stores Corporation* . . . . . . . . . . . . . . . . . . . | 21,300 | 565,515 |
| Finish Line, Inc. (The), Class A . . . . . . . . . . . . . . . . . . | 62,400 | 908,856 |
| Handleman Company . . . . . . . . . . . . . . . . . . . . . . . . . | 98,800 | 1,247,844 |
| Linens 'n Things, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 63,000 | 1,682,100 |
| Pier 1 Imports, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 72,900 | 821,583 |
| Sports Authority, Inc. (The)* . . . . . . . . . . . . . . . . . . . . | 34,300 | 1,009,792 |
| | | 6,235,690 |
| **Savings and Loans – 1.25%** | | |
| Sterling Financial Corporation* . . . . . . . . . . . . . . . . . . . | 64,800 | **1,458,648** |
| **Security and Commodity Brokers – 2.99%** | | |
| Affiliated Managers Group, Inc.* . . . . . . . . . . . . . . . . . . | 31,400 | 2,273,988 |
| National Financial Partners Corp. . . . . . . . . . . . . . . . . | 27,000 | 1,218,780 |
| | | 3,492,768 |
| **Steel – 0.79%** | | |
| Lone Star Technologies, Inc.* . . . . . . . . . . . . . . . . . . . . | 16,600 | **922,794** |
| **Timesharing and Software – 3.72%** | | |
| Digitas Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 74,100 | 840,294 |
| FileNet Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,500 | 822,607 |
| Hyperion Solutions Corporation* . . . . . . . . . . . . . . . . . . | 21,900 | 1,065,873 |
| Manhattan Associates, Inc.* . . . . . . . . . . . . . . . . . . . . | 39,800 | 920,773 |
| Per-Se Technologies, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 33,900 | 699,188 |
| | | 4,348,735 |

See Notes to Schedule of Investments on page 200.

# The Investments of Ivy Small Cap Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – Electric – 2.30%** | | |
| Black Hills Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 19,900 | $ 863,063 |
| PNM Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 63,700 | 1,826,279 |
| | | **2,689,342** |
| **Utilities – Telephone – 1.38%** | | |
| Dobson Communications Corporation, Class A*. . . . . . . | 87,200 | 669,260 |
| UbiquiTel Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108,300 | 946,542 |
| | | **1,615,802** |
| **TOTAL COMMON STOCKS – 93.09%** | | **$108,796,324** |
| (Cost: $100,478,402) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Security and Commodity Brokers – 2.57%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 3.87%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,001 | **3,000,355** |
| **Utilities – Electric – 3.14%** | | |
| Wisconsin Electric Power Co., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,675 | **3,674,208** |
| **TOTAL SHORT-TERM SECURITIES – 5.71%** | | **$6,674,563** |
| (Cost: $6,674,563) | | |
| **TOTAL INVESTMENT SECURITIES – 98.80%** | | **$115,470,887** |
| (Cost: $107,152,965) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.20%** | | **1,399,831** |
| **NET ASSETS – 100.00%** | | **$116,870,718** |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY SMALL CAP VALUE FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $107,153) (Notes 1 and 3) . . . . . . | $115,471 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,508 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 227 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
|        Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 119,292 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . | 1,987 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 152 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81 |
| Due to custodian . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 54 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 |
|        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,421 |
|          Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $116,871 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . | $ 88,150 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . | (453) |
|     Accumulated undistributed net realized gain | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,856 |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . | 8,318 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . . | $116,871 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $17.81 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $17.42 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $17.53 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $17.89 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,360 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 372 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 506 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,335 |

See Notes to Financial Statements.

# Statement of Operations

## IVY SMALL CAP VALUE FUND
*For the Six Months Ended September 30, 2005*
*(In Thousands)*

| | |
|---|---:|
| **INVESTMENT LOSS** | |
| Income (Note 1B): | |
| Dividends | $ 513 |
| Interest and amortization | 59 |
| Total income | 572 |
| Expenses (Note 2): | |
| Investment management fee | 472 |
| Shareholder servicing: | |
| Class A | 189 |
| Class B | 24 |
| Class C | 21 |
| Class Y | 18 |
| Service fee: | |
| Class A | 77 |
| Class B | 8 |
| Class C | 10 |
| Class Y | 30 |
| Distribution fee: | |
| Class A | 14 |
| Class B | 22 |
| Class C | 31 |
| Accounting services fee | 32 |
| Audit fees | 12 |
| Custodian fees | 6 |
| Other | 53 |
| Total expenses | 1,019 |
| Net investment loss | (447) |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)** | |
| Realized net gain on investments | 10,336 |
| Unrealized depreciation in value of investments during the period | (3,890) |
| Net gain on investments | 6,446 |
| Net increase in net assets resulting from operations | $5,999 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY SMALL CAP VALUE FUND
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . | $ (447) | $ (801) |
| Realized net gain on investments . . . . . . . . . . . . | 10,336 | 15,607 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . | (3,890) | (8,498) |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | 5,999 | 6,308 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (3,850) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (279) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (418) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (1,741) |
| | (—) | (6,288) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . | 7,263 | 10,682 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,262 | 10,702 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . | 103,609 | 92,907 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | $116,871 | $103,609 |
| Undistributed net investment loss . . . . . . . . . . . . | $ (453) | $ (6) |

(1)See "Financial Highlights" on pages 204 - 207.

See Notes to Financial Statements.

# Financial Highlights

**IVY SMALL CAP VALUE FUND**
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended July 31, | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period...... | $16.88 | $16.68 | $13.02 | $12.25 | $15.05 | $11.47 | $11.20 |
| Income (loss) from investment operations: | | | | | | | |
| Net investment income (loss) ....... | (0.06) | (0.13) | (0.08) | (0.09) | (0.08) | (0.06) | 0.05 |
| Net realized and unrealized gain (loss) on investments ........ | 0.99 | 1.52 | 3.76 | 1.74 | (1.84) | 4.04 | 0.32 |
| Total from investment operations............. | 0.93 | 1.39 | 3.68 | 1.65 | (1.92) | 3.98 | 0.37 |
| Less distributions from: | | | | | | | |
| Net investment income... | (0.00) | (0.00) | (0.00) | (0.00)* | (0.00) | (0.00) | (0.10) |
| Capital gains ........... | (0.00) | (1.19) | (0.02) | (0.88) | (0.88) | (0.40) | (0.00) |
| Total distributions ......... | (0.00) | (1.19) | (0.02) | (0.88) | (0.88) | (0.40) | (0.10) |
| Net asset value, end of period | $17.81 | $16.88 | $16.68 | $13.02 | $12.25 | $15.05 | $11.47 |
| Total return[1] ............. | 5.51% | 8.23% | 28.29% | 14.91% | –13.27% | 35.18% | 3.74% |
| Net assets, end of period (in millions)............ | $78 | $66 | $65 | $59 | $53 | $55 | $31 |
| Ratio of expenses to average net assets including voluntary expense waiver . | 1.81%[2] | 1.76% | 1.65%[2][3] | 1.53% | 1.27% | 1.40% | 1.40% |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver ......... | –0.78%[2] | –0.79% | –0.76%[2][3] | –0.82% | –0.57% | –0.56% | 0.63% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . | NA | NA | NA | 1.53% | 1.37% | 1.51% | 1.71% |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver ......... | NA | NA | NA | –0.82% | –0.67% | –0.67% | 0.32% |
| Portfolio turnover rate ...... | 88% | 124% | 27% | 54% | 37% | 38% | 169% |

\*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP VALUE FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $16.59 | $16.61 | $15.27 |
| Income (loss) from investment operations: | | | |
|    Net investment loss. . . . . . . . . . . . . . . . . . . . . | (0.14) | (0.23) | (0.05) |
|    Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . . . . | 0.97 | 1.40 | 1.41 |
| Total from investment operations . . . . . . . . . . . . . | 0.83 | 1.17 | 1.36 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Net asset value, end of period . . . . . . . . . . . . . . | $17.42 | $16.59 | $16.61 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.00% | 6.92% | 8.93% |
| Net assets, end of period (in millions) . . . . . . . . . | $6 | $5 | $1 |
| Ratio of expenses to average net assets. . . . . . . | 2.84%[2] | 3.02% | 3.79%[2] |
| Ratio of net investment loss to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . | −1.80%[2] | −1.88% | −2.93%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . | 88% | 124% | 27%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP VALUE FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $16.67 | $16.63 | $15.27 |
| Income (loss) from investment operations: | | | |
|    Net investment loss. . . . . . . . . . . . . . . . . . . . . . | (0.12) | (0.19) | (0.05) |
|    Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . . . . . | 0.98 | 1.42 | 1.43 |
| Total from investment operations . . . . . . . . . . . . . . | 0.86 | 1.23 | 1.38 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Net asset value, end of period . . . . . . . . . . . . . . . | $17.53 | $16.67 | $16.63 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.16% | 7.28% | 9.06% |
| Net assets, end of period (in millions) . . . . . . . . . . | $9 | $8 | $2 |
| Ratio of expenses to average net assets. . . . . . . . . | 2.55%[2] | 2.65% | 2.83%[2] |
| Ratio of net investment loss to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . . . | −1.52%[2] | −1.53% | −2.00%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . . | 88% | 124% | 27%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP VALUE FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . | $16.92 | $16.68 | $15.27 |
| Income (loss) from investment operations: | | | |
|    Net investment loss. . . . . . . . . . . . . . . . . . . . . . | (0.03) | (0.10) | (0.04) |
|    Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . . . . . | 1.00 | 1.53 | 1.47 |
| Total from investment operations . . . . . . . . . . . . . . | 0.97 | 1.43 | 1.43 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (1.19) | (0.02) |
| Net asset value, end of period . . . . . . . . . . . . . . . . | $17.89 | $16.92 | $16.68 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.73% | 8.48% | 9.38% |
| Net assets, end of period (in millions) . . . . . . . . . . | $24 | $25 | $25 |
| Ratio of expenses to average net assets. . . . . . . . . | 1.41%[2] | 1.53% | 1.60%[2] |
| Ratio of net investment loss to | | | |
|    average net assets . . . . . . . . . . . . . . . . . . . . . . . | −0.39%[2] | −0.56% | −0.82%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . . . | 88% | 124% | 27%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

## SHAREHOLDER SUMMARY OF IVY VALUE FUND

### Portfolio Highlights

On September 30, 2005, Ivy Value Fund had net assets totaling $77,096,197 invested in a diversified portfolio of:

| | |
|---|---|
| 98.40% | Common Stocks |
| 1.48% | Cash and Cash Equivalents |
| 0.12% | Preferred Stock |

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . . | $28.39 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $16.00 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $11.98 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . | $10.50 |
| Consumer Nondurables Stocks . . . . . . . . . | $ 6.44 |
| Consumer Services Stocks . . . . . . . . . . . . | $ 4.57 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . . | $ 4.22 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $ 3.76 |
| Business Equipment and Services Stocks . | $ 2.86 |
| Raw Materials Stocks. . . . . . . . . . . . . . . . . | $ 2.78 |
| Retail Stocks. . . . . . . . . . . . . . . . . . . . . . . . | $ 2.43 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 1.97 |
| Cash and Cash Equivalents. . . . . . . . . . . . . | $ 1.48 |
| Transportation Stocks . . . . . . . . . . . . . . . . | $ 1.39 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . . | $ 1.11 |
| Preferred Stock . . . . . . . . . . . . . . . . . . . . . | $ 0.12 |

# The Investments of Ivy Value Fund

*September 30, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 2.28%** | | |
| Lockheed Martin Corporation . . . . . . . . . . . . . . . . . . . . . . | 28,800 | $ 1,757,952 |
| | | |
| **Aluminum – 0.48%** | | |
| Alcoa Incorporated (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,300 | 373,626 |
| | | |
| **Banks – 9.35%** | | |
| Bank of America Corporation . . . . . . . . . . . . . . . . . . . . . . | 55,956 | 2,355,748 |
| Citigroup Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47,213 | 2,149,136 |
| Mellon Financial Corporation . . . . . . . . . . . . . . . . . . . . . . | 43,100 | 1,377,907 |
| Wachovia Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,050 | 573,460 |
| Wells Fargo & Company . . . . . . . . . . . . . . . . . . . . . . . . . | 12,900 | 755,553 |
| | | 7,211,804 |
| **Beverages – 1.96%** | | |
| Diageo plc, ADR (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,950 | 751,230 |
| Molson Coors Brewing Company, Class B (A) . . . . . . . . . . | 11,900 | 761,719 |
| | | 1,512,949 |
| **Broadcasting – 1.52%** | | |
| Viacom Inc., Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,400 | 1,168,554 |
| | | |
| **Business Equipment and Services – 2.86%** | | |
| ARAMARK Corporation, Class B . . . . . . . . . . . . . . . . . . . . | 44,100 | 1,177,911 |
| Waste Management, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 36,000 | 1,029,960 |
| | | 2,207,871 |
| **Capital Equipment – 1.11%** | | |
| Illinois Tool Works Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,440 | 859,525 |
| | | |
| **Chemicals – Petroleum and Inorganic – 0.70%** | | |
| du Pont (E.I.) de Nemours and Company . . . . . . . . . . . . . | 13,750 | 538,587 |
| | | |
| **Chemicals – Specialty – 1.60%** | | |
| Air Products and Chemicals, Inc. (A) . . . . . . . . . . . . . . . . . | 6,200 | 341,868 |
| Scotts Miracle-Gro Company (The) . . . . . . . . . . . . . . . . . . | 10,100 | 888,093 |
| | | 1,229,961 |
| **Communications Equipment – 0.99%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42,500 | 761,812 |
| | | |
| **Computers – Main and Mini – 0.70%** | | |
| International Business Machines Corporation . . . . . . . . . . | 6,750 | 541,485 |

See Notes to Schedule of Investments on page 213.

# The Investments of Ivy Value Fund

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Computers – Peripherals – 5.49%** | | |
| Lexmark International, Inc., Class A (A)*.............. | 9,200 | $    561,660 |
| Microsoft Corporation............................. | 36,400 | 936,390 |
| Oracle Corporation*............................... | 97,200 | 1,204,794 |
| Symantec Corporation (A)* ........................ | 67,500 | 1,528,537 |
| | | 4,231,381 |
| **Cosmetics and Toiletries – 0.78%** | | |
| NBTY, Inc.*..................................... | 25,500 | 599,250 |
| **Electronic Components – 1.04%** | | |
| Intel Corporation (A).............................. | 32,500 | 800,962 |
| **Finance Companies – 5.54%** | | |
| Fannie Mae.................................... | 43,700 | 1,958,634 |
| Freddie Mac ................................... | 40,900 | 2,309,214 |
| | | 4,267,848 |
| **Food and Related – 1.35%** | | |
| J.M. Smucker Company (The) ...................... | 21,400 | 1,038,756 |
| **Furniture and Furnishings – 1.97%** | | |
| Masco Corporation............................... | 49,500 | 1,518,660 |
| **Health Care – Drugs – 1.58%** | | |
| Pfizer Inc.  ..................................... | 48,700 | 1,216,039 |
| **Health Care – General – 2.18%** | | |
| Da Vita Inc.*.................................... | 24,800 | 1,142,536 |
| Wyeth ........................................ | 11,600 | 536,732 |
| | | 1,679,268 |
| **Insurance – Life – 0.52%** | | |
| UnumProvident Corporation ....................... | 19,500 | 399,750 |
| **Insurance – Property and Casualty – 5.98%** | | |
| Allstate Corporation (The) ......................... | 28,600 | 1,581,294 |
| Assurant, Inc.  .................................. | 36,000 | 1,370,160 |
| St. Paul Companies, Inc. (The) ..................... | 37,052 | 1,662,523 |
| | | 4,613,977 |
| **Leisure Time Industry – 1.27%** | | |
| Cendant Corporation ............................. | 47,400 | 978,336 |
| **Motion Pictures – 1.20%** | | |
| News Corporation Limited, Class A.................. | 59,100 | 921,369 |

See Notes to Schedule of Investments on page 213.

# The Investments of Ivy Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Multiple Industry – 4.22%** | | |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . . | 79,300 | $  2,670,031 |
| NRG Energy, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,700 | 583,620 |
| | | 3,253,651 |
| **Petroleum – International – 16.00%** | | |
| Burlington Resources Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 16,700 | 1,358,044 |
| ChevronTexaco Corporation . . . . . . . . . . . . . . . . . . . . . . | 47,500 | 3,074,675 |
| ConocoPhillips (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,300 | 1,489,083 |
| Devon Energy Corporation (A). . . . . . . . . . . . . . . . . . . . . | 29,400 | 2,018,016 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 69,206 | 4,397,349 |
| | | 12,337,167 |
| **Publishing – 0.58%** | | |
| Gannett Co., Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,550 | 450,836 |
| **Railroad – 1.39%** | | |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 14,900 | 1,068,330 |
| **Retail – Food Stores – 0.25%** | | |
| Rite Aid Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,600 | 192,448 |
| **Retail – General Merchandise – 2.18%** | | |
| Dollar General Corporation . . . . . . . . . . . . . . . . . . . . . . . | 39,050 | 716,177 |
| Family Dollar Stores, Inc.  . . . . . . . . . . . . . . . . . . . . . . . | 48,600 | 965,682 |
| | | 1,681,859 |
| **Security and Commodity Brokers – 7.00%** | | |
| Marsh & McLennan Companies, Inc. (A) . . . . . . . . . . . . . | 34,000 | 1,033,260 |
| Merrill Lynch & Co., Inc.  . . . . . . . . . . . . . . . . . . . . . . . . | 10,500 | 644,175 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . | 65,002 | 2,205,518 |
| Morgan Stanley (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,140 | 762,712 |
| Prudential Financial, Inc.  . . . . . . . . . . . . . . . . . . . . . . . | 11,150 | 753,294 |
| | | 5,398,959 |
| **Tobacco – 2.35%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,600 | 1,813,266 |
| **Utilities – Electric – 4.98%** | | |
| Dominion Resources, Inc. (A) . . . . . . . . . . . . . . . . . . . . . | 12,200 | 1,050,908 |
| Exelon Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,600 | 1,100,864 |
| NiSource Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,200 | 392,850 |
| PPL Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 | 1,293,200 |
| | | 3,837,822 |

See Notes to Schedule of Investments on page 213.

# The Investments of Ivy Value Fund

*September 30, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – Gas and Pipeline – 1.14%** | | |
| Enbridge Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,600 | $ 880,992 |
| | | |
| **Utilities – Telephone – 5.86%** | | |
| Iowa Telecommunications Services, Inc. . . . . . . . . . . . . . . | 44,700 | 751,854 |
| SBC Communications Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 50,800 | 1,217,676 |
| Sprint Nextel Corporation (A). . . . . . . . . . . . . . . . . . . . . . | 45,700 | 1,086,746 |
| Verizon Communications Inc. . . . . . . . . . . . . . . . . . . . . . . | 22,700 | 742,063 |
| Vodafone Group Plc, ADR . . . . . . . . . . . . . . . . . . . . . . . . | 27,850 | 723,265 |
| | | 4,521,604 |
| | | |
| **TOTAL COMMON STOCKS – 98.40%** | | $75,866,656 |
| (Cost: $67,554,087) | | |
| | | |
| **PREFERRED STOCK – 0.12%** | | |

| | Shares | Value |
|---|---|---|
| **Finance Companies** | | |
| Federal National Mortgage Association, | | |
| 5.375%, Convertible . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | $ 91,600 |
| (Cost: $100,000) | | |

| SHORT-TERM SECURITY – 1.26% | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Electric** | | |
| Wisconsin Electric Power Co., | | |
| 3.88%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $971 | $ 970,791 |
| (Cost: $970,791) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.78%** | | $76,929,047 |
| (Cost: $68,624,878) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.22%** | | 167,150 |
| | | |
| **NET ASSETS – 100.00%** | | $77,096,197 |

See Notes to Schedule of Investments on page 213.

# The Investments of Ivy Value Fund

*September 30, 2005*

**Notes to Schedule of Investments**

&ast;No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at September 30, 2005 (See Note 6 to financial statements):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Alcoa Incorporated | 153 | November/29 | $ 4,590 | $ 151 |
| Burlington Resources Inc. | 31 | October/80 | 5,617 | 9,300 |
| ConocoPhillips | 35 | November/75 | 3,745 | 4,550 |
| Dominion Resources, Inc. | 30 | October/80 | 3,510 | 19,500 |
| Devon Energy Corporation | 41 | October/62.5 | 2,788 | 27,388 |
| Intel Corporation | 75 | October/27.5 | 2,910 | 300 |
| Marsh & McLennan Companies, Inc. | 139 | October/30 | 3,336 | 11,120 |
| Morgan Stanley | 75 | November/57 | 3,150 | 3,186 |
| Sprint Nextel Corporation | 225 | November/27.5 | 7,650 | 1,125 |
| Waste Management, Inc. | 137 | October/30 | 2,945 | 1,370 |
| | | | $40,241 | $77,990 |

In addition to the above written call options, the following written put options were outstanding as of September 30, 2005 (See Note 6 to financial statements):

| Underlying Security | Contracts Subject to Put | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Air Products and Chemicals, Inc. | 35 | December/50 | $ 1,680 | $ 1,750 |
| Diageo plc, ADR | 39 | October/55 | 2,462 | 975 |
| Lexmark International, Inc., Class A | 31 | October/60 | 4,092 | 3,100 |
| Symantec Corporation | 184 | November/18.5 | 3,680 | 920 |
| | 173 | October/20 | 4,370 | 865 |
| | 173 | October/18.5 | 8,131 | 138 |
| Molson Coors Brewing Company, Class B | 29 | October/55 | 2,117 | 145 |
| | | | $26,532 | $ 7,893 |

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY VALUE FUND
*September 30, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $68,625) (Notes 1 and 3) . . . . . . . . . | $76,929 |
| Receivables: | |
|     Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 272 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 118 |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77,342 |

**LIABILITIES**

| | |
|---|---:|
| Outstanding written options – at value | |
|     (premium received – $67) (Note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 45 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 246 |
|       Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $77,096 |

**NET ASSETS**

| | |
|---|---:|
| Capital paid in (shares authorized – unlimited) . . . . . . . . . . . . . . . . . . . . . . . | $69,996 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . . | 52 |
|     Accumulated undistributed net realized loss | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,237) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . . | 8,285 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $77,096 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16.51 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16.41 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16.45 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16.51 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,145 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 227 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,085 |

See Notes to Financial Statements.

# Statement of Operations

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $1) . . . . . . . . . . . . . . . . . . . . | $ 783 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 814 |
| Expenses (Note 2): | |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 253 |
| Shareholder servicing: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
| Service fee: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25 |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
| Distribution fee: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 574 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,954 |
| Realized net loss on purchased options. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (30) |
| Realized net gain on written options. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 123 |
| Realized net loss on foreign currency transactions . . . . . . . . . . . . . . . . . . . . | (—)* |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,047 |
| Unrealized depreciation in value of securities during the period . . . . . . . . . . . | (897) |
| Unrealized depreciation in value of written options during the period . . . . . . . | (33) |
| Unrealized depreciation in value of investments during the period . . . . . . . | (930) |
| Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,117 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . | $2,357 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY VALUE FUND**
*(In Thousands)*

| | For the six months ended September 30, 2005 | For the fiscal year ended March 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 240 | $ 734 |
| Realized net gain on investments . . . . . . . . . . . . . . . | 3,047 | 9,988 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . . | (930) | (1,316) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 2,357 | 9,406 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (159) | (461) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (91) | (210) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (250) | (671) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . | 8,585 | (18,313) |
| Total increase (decrease) . . . . . . . . . . . . . . . . . . . . . | 10,692 | (9,578) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,404 | 75,982 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $77,096 | $66,404 |
| Undistributed net investment income . . . . . . . . . . . | $ 52 | $ 62 |

(1)See "Financial Highlights" on pages 217 - 220.

See Notes to Financial Statements.

# Financial Highlights

## IVY VALUE FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the fiscal period ended 3-31-04 | For the fiscal year ended 7-31-03 | For the period from 10-1-01 to 7-31-02 | For the fiscal year ended September 30, 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|---|
| Net asset value, beginning of period . . . . . | $16.04 | $14.54 | $12.54 | $11.81 | $12.59 | $15.08 | $15.14 | $13.88 |
| Income (loss) from investment operations: | | | | | | | | |
| Net investment income. . . | 0.05 | 0.15 | 0.08 | 0.12 | 0.08 | 0.09 | 0.06 | 0.15 |
| Net realized and unrealized gain (loss) on investments . . . . . | 0.48 | 1.48 | 1.98 | 0.72 | (0.78) | (2.50) | 0.13 | 1.26 |
| Total from investment operations. . . . . . . . . . | 0.53 | 1.63 | 2.06 | 0.84 | (0.70) | (2.41) | 0.19 | 1.41 |
| Less distributions from: | | | | | | | | |
| Net investment income. . . | (0.06) | (0.13) | (0.06) | (0.11) | (0.08) | (0.08) | (0.11) | (0.15) |
| Capital gains . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.13) | (0.00) |
| Tax return of capital . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) | (0.00) |
| Total distributions. . . . . . . . | (0.06) | (0.13) | (0.06) | (0.11) | (0.08) | (0.08) | (0.25) | (0.15) |
| Net asset value, end of period . . . . . . . . | $16.51 | $16.04 | $14.54 | $12.54 | $11.81 | $12.59 | $15.08 | $15.14 |
| Total return[1] . . . . . . . . . . . . . | 3.27% | 11.21% | 16.32% | 7.23% | –5.72% | –15.97% | 1.26% | 10.13% |
| Net assets, end of period (in millions) . . . . . . . . . . | $52 | $41 | $52 | $64 | $58 | $66 | $81 | $93 |
| Ratio of expenses to average net assets including voluntary expense waiver. . . . . . . . | 1.57%[2] | 1.47% | 1.45%[2][3] | 1.29% | 1.24%[2] | 1.24% | 1.24% | 1.21% |
| Ratio of net investment income to average net assets including voluntary expense waiver. . . . . . . . | 0.68%[2] | 0.92% | 0.61%[2][3] | 1.05% | 0.70%[2] | 0.61% | 0.43% | 0.94% |
| Ratio of expenses to average net assets excluding voluntary expense waiver. . . . . . . . | NA | NA | 1.52%[2][3] | 1.50% | 1.41%[2] | 1.39% | 1.34% | 1.23% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver. . . . . . . . | NA | NA | 0.53%[2][3] | 0.84% | 0.53%[2] | 0.46% | 0.33% | 0.92% |
| Portfolio turnover rate . . . . . . | 16% | 81% | 86% | 123% | 95% | 148% | 180% | 79% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

# Financial Highlights

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $15.97 | $14.50 | $13.63 |
| Income (loss) from investment operations: | | | |
|    Net investment income (loss) . . . . . . . . . . . . . | (0.02) | 0.03 | 0.01 |
|    Net realized and unrealized gain | | | |
|      on investments. . . . . . . . . . . . . . . . . . . . . . | 0.46 | 1.44 | 0.90 |
| Total from investment operations . . . . . . . . . . . . . | 0.44 | 1.47 | 0.91 |
| Less distributions from: | | | |
|    Net investment income . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.04) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.04) |
| Net asset value, end of period . . . . . . . . . . . . . . | $16.41 | $15.97 | $14.50 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.75% | 10.14% | 6.65% |
| Net assets, end of period (in millions) . . . . . . . . . | $4 | $2 | $1 |
| Ratio of expenses to average net assets. . . . . . . . | 2.53%[2] | 2.53% | 3.12%[2] |
| Ratio of net investment income (loss) | | | |
|    to average net assets . . . . . . . . . . . . . . . . . . | −0.28%[2] | 0.07% | −1.29%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 16% | 81% | 86%[3] |

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY VALUE FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . | $16.00 | $14.51 | $13.63 |
| Income (loss) from investment operations: | | | |
|   Net investment income (loss) . . . . . . . . . . . . . | (0.02) | 0.03 | 0.02 |
|   Net realized and unrealized gain | | | |
|     on investments. . . . . . . . . . . . . . . . . . . . . | 0.47 | 1.46 | 0.90 |
| Total from investment operations . . . . . . . . . . . . . | 0.45 | 1.49 | 0.92 |
| Less distributions from: | | | |
|   Net investment income . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.04) |
|   Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.04) |
| Net asset value, end of period . . . . . . . . . . . . . . . | $16.45 | $16.00 | $14.51 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.81% | 10.27% | 6.73% |
| Net assets, end of period (in millions) . . . . . . . . . | $3 | $3 | $1 |
| Ratio of expenses to average net assets. . . . . . . | 2.45%[2] | 2.42% | 2.90%[2] |
| Ratio of net investment income (loss) | | | |
|   to average net assets . . . . . . . . . . . . . . . . . . . | −0.19%[2] | 0.15% | −1.18%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . | 16% | 81% | 86%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Financial Highlights

## IVY VALUE FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the six months ended 9-30-05 | For the fiscal year ended 3-31-05 | For the period from 12-8-03[1] to 3-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . | $16.05 | $14.54 | $13.63 |
| Income from investment operations: | | | |
|     Net investment income . . . . . . . . . . . . . . . . . | 0.07 | 0.17 | 0.01 |
|     Net realized and unrealized gain | | | |
|         on investments. . . . . . . . . . . . . . . . . . . . | 0.46 | 1.49 | 0.95 |
| Total from investment operations . . . . . . . . . . . | 0.53 | 1.66 | 0.96 |
| Less distributions from: | | | |
|     Net investment income . . . . . . . . . . . . . . . . . | (0.07) | (0.15) | (0.05) |
|     Capital gains . . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . | (0.07) | (0.15) | (0.05) |
| Net asset value, end of period . . . . . . . . . . . . . | $16.51 | $16.05 | $14.54 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.34% | 11.44% | 7.05% |
| Net assets, end of period (in millions) . . . . . . . . | $18 | $20 | $22 |
| Ratio of expenses to average net assets. . . . . . | 1.32%[2] | 1.34% | 1.48%[2] |
| Ratio of net investment income to | | | |
|     average net assets . . . . . . . . . . . . . . . . . . . | 0.91%[2] | 1.09% | 0.35%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . | 16% | 81% | 86%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

# Notes To Financial Statements

*September 30, 2005*

## NOTE 1 – Significant Accounting Policies

Ivy Funds (formerly Ivy Fund) (the Trust) is organized as a Massachusetts business trust under a Declaration of Trust dated December 21, 1983 and is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Trust issues fifteen series of capital shares; each series represents ownership of a separate mutual fund (Fund). Ivy Balanced Fund, Ivy Bond Fund, Ivy Cash Reserves Fund, Ivy Cundill Global Value Fund, Ivy Dividend Income Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Fund, Ivy International Balanced Fund, Ivy International Value Fund, Ivy Mortgage Securities Fund, Ivy Pacific Opportunities Fund, Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund and Ivy Value Fund (the Funds) are those mutual funds. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A. Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Trust's Board of Trustees. In deciding whether to make fair value adjustments, each Fund reviews a variety of factors, including news relating to security specific events, developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities. In these cases, the Fund may utilize information from a pricing service to adjust closing market quotations of foreign securities to reflect what it believes to be fair value. Short-term debt securities are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

**B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

**C. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Trust combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**D. Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Trust's financial statements. Gains or losses are realized by the Trust at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Trust uses Forward Contracts to attempt to reduce the overall risk of its investments.

**E. Federal income taxes** – It is the Trust's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Trust intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

**F. Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

**G. Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Trust's custodian bank.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR) , serves as the investment manager for each Fund. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments for which services it is paid a fee. The fee is payable by each Fund at the following annual rates:

| Fund | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Ivy Balanced Fund | Up to $1 Billion | 0.70% |
| | Over $1 Billion up to $2 Billion | 0.65% |
| | Over $2 Billion up to $3 Billion | 0.60% |
| | Over $3 Billion | 0.55% |
| Ivy Bond Fund | Up to $500 Million | 0.525% |
| | Over $500 Million and up to $1 Billion | 0.50% |
| | Over $1 Billion and up to $1.5 Billion | 0.45% |
| | Over $1.5 Billion | 0.40% |
| Ivy Cash Reserves Fund (formerly Ivy Money Market Fund) | All levels | 0.40% |
| Ivy Cundill Global Value Fund | Up to $500 Million | 1.00% |
| | Over $500 Million and up to $1 Billion | 0.85% |
| | Over $1 Billion and up to $2 Billion | 0.83% |
| | Over $2 Billion and up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.76% |
| Ivy Dividend Income Fund | Up to $1 Billion | 0.70% |
| | Over $1 Billion up to $2 Billion | 0.65% |
| | Over $2 Billion up to $3 Billion | 0.60% |
| | Over $3 Billion | 0.55% |
| Ivy European Opportunities Fund | Up to $250 Million | 1.00% |
| | Over $250 Million up to $500 Million | 0.85% |
| | Over $500 Million | 0.75% |
| Ivy Global Natural Resources Fund | Up to $500 Million | 1.00% |
| | Over $500 Million and up to $1 Billion | 0.85% |
| | Over $1 Billion and up to $2 Billion | 0.83% |
| | Over $2 Billion and up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.76% |
| Ivy International Fund | Up to $2 Billion | 1.00% |
| | Over $2 Billion up to $2.5 Billion | 0.90% |
| | Over $2.5 Billion up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.70% |
| Ivy International Balanced Fund | Up to $1 Billion | 0.70% |
| | Over $1 Billion up to $2 Billion | 0.65% |
| | Over $2 Billion up to $3 Billion | 0.60% |
| | Over $3 Billion | 0.55% |
| Ivy International Value Fund | Up to $500 Million | 1.00% |
| | Over $500 Million and up to $1 Billion | 0.85% |
| | Over $1 Billion and up to $2 Billion | 0.83% |
| | Over $2 Billion and up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.76% |

| Fund | Net Asset Breakpoints | Annual Rate |
|------|----------------------|-------------|
| Ivy Mortgage Securities Fund | Up to $500 Million | 0.50% |
| | Over $500 Million and up to $1 Billion | 0.45% |
| | Over $1 Billion and up to $1.5 Billion | 0.40% |
| | Over $1.5 Billion | 0.35% |
| Ivy Pacific Opportunities Fund | Up to $500 Million | 1.00% |
| | Over $500 Million and up to $1 Billion | 0.85% |
| | Over $1 Billion and up to $2 Billion | 0.83% |
| | Over $2 Billion and up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.76% |
| Ivy Real Estate Securities Fund | Up to $1 Billion | 0.90% |
| | Over $1 Billion up to $2 Billion | 0.87% |
| | Over $2 Billion up to $3 Billion | 0.84% |
| | Over $3 Billion | 0.80% |
| Ivy Small Cap Value Fund | Up to $1 Billion | 0.85% |
| | Over $1 Billion up to $2 Billion | 0.83% |
| | Over $2 Billion up to $3 Billion | 0.80% |
| | Over $3 Billion | 0.76% |
| Ivy Value Fund | Up to $1 Billion | 0.70% |
| | Over $1 Billion up to $2 Billion | 0.65% |
| | Over $2 Billion up to $3 Billion | 0.60% |
| | Over $3 Billion | 0.55% |

These fees are accrued daily and are paid monthly. However, IICO has voluntarily agreed to waive its management fee for Ivy Dividend Income Fund on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.

The Investment Advisory Agreement between the Trust on behalf of Global Natural Resources Fund and Mackenzie Financial Corporation (MFC) lapsed on February 28, 2003, due to an administrative error that was not discovered until late in 2003. Consequently, at a special shareholder meeting held on September 9, 2004, the shareholders of Global Natural Resources Fund, in conjunction with the authorization and recommendation of the Board of Trustees of Ivy Funds, approved the following: (i) a new investment management agreement between the Trust, on behalf of Global Natural Resources Fund and IICO, including a fee payable to IICO, by Global Natural Resources Fund, at an annual rate of 1.00% of Global Natural Resources Fund's average daily net assets up to $500 million, 0.85% of net assets over $500 million and up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion; (ii) a subadvisory agreement between IICO and MFC with respect to Global Natural Resources Fund, including a fee payable to MFC, by IICO, at an annual rate of 0.50% of Global Natural Resources Fund's average daily net assets up to $500 million, 0.425% of net assets over $500 million and up to $1 billion, 0.415% of net assets over $1 billion and up to $2 billion, 0.40% of net assets over $2 billion and up to $3 billion, and 0.38% of net assets over $3 billion; (iii) the retention of fees paid and payment of fees payable for investment advisory services rendered by MFC for the period from March 1, 2003 through the effective date of the subadvisory agreement, September 9, 2004.

Cundill Investment Research Ltd. serves as subadvisor to Ivy Cundill Global Value Fund under an agreement with IICO and receives a fee that is shown in the following table:

| Fund | Net Asset Breakpoints | Annual Rate |
|------|----------------------|-------------|
| Ivy Cundill Global Value Fund | On the first $500 Million | 0.50% |
| | On the next $500 Million | 0.425% |
| | On the next $1 Billion | 0.415% |
| | On the next $1 Billion | 0.40% |
| | On all assets exceeding $3 Billion | 0.38% |

Henderson Global Investors (North America) Inc. (HGINA) serves as subadvisor to Ivy European Opportunities Fund under an agreement with IICO. Henderson Investment Management Ltd., under a subadvisory agreement with HGINA, serves as subadvisor to the Fund. Prior to July 1, 2004 HGINA received a fee payable monthly at an annual rate of 0.45% of the first $100,000,000 of net assets and 0.40% thereafter of the portion of the Fund's average daily net assets managed by HGINA.

Effective July 1, 2004, HGINA receives a fee payable monthly at an annual rate of 0.50% of average net assets.

Advantus Capital Management, Inc. serves as subadvisor to Ivy Bond Fund, Ivy Mortgage Securities Fund and Ivy Real Estate Securities Fund under an agreement with IICO and receives a fee equal to, on an annual basis, 0.27%, 0.30% and 0.55% of the respective Fund's average net assets.

State Street Research & Management Company (SSRM) served as subadvisor to Ivy Small Cap Value Fund under an agreement with IICO and received a fee equal to, on an annual basis, 0.50% of the Fund's average net assets.

MetLife, Inc., (MetLife), the parent company of State Street Research & Management Company (State Street) entered into an agreement in the fall of 2004 to sell SSRM Holding, Inc., and its subsidiary, State Street, to BlackRock, Inc. The sale was completed in January 2005, and, when completed, resulted in the automatic termination of the former investment subadvisory agreement for that Fund. IICO proposed to the Board of Trustees, and the Board approved, a new subadvisory agreement with BlackRock Financial Management, Inc., an indirect wholly owned subsidiary of BlackRock, Inc. At a special meeting of shareholders held January 27, 2005, the new agreement was also approved by shareholders.

BlackRock Financial Management, Inc. receives a fee equal to, on an annual basis, 0.50% of the Fund's average net assets.

Templeton Investment Counsel, LLC serves as subadvisor to Ivy International Balanced Fund under an agreement with IICO and receives a fee that is shown in the following table:

| Fund | Net Asset Breakpoints | Annual Rate |
|------|----------------------|-------------|
| Ivy International Balanced Fund | On the first $100 Million | 0.50% |
| | All assets exceeding $100 Million | 0.40% |

Pursuant to a Master Fund Accounting Services Agreement, IICO provides certain accounting and pricing services for each Fund. As of March 18, 2003, IICO assigned its responsibilities under the Accounting Services Agreement to Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

### Accounting Services Fee

| Average Net Asset Level (in millions) | Annual Fee Rate for Each Level |
|---|---|
| From $    0 to $    10 | $        0 |
| From $  10 to $    25 | $  11,500 |
| From $  25 to $    50 | $  23,100 |
| From $  50 to $  100 | $  35,500 |
| From $ 100 to $  200 | $  48,400 |
| From $ 200 to $  350 | $  63,200 |
| From $ 350 to $  550 | $  82,500 |
| From $ 550 to $  750 | $  96,300 |
| From $ 750 to $1,000 | $121,600 |
| $1,000 and Over | $148,500 |

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Shareholder Servicing Agreement, with respect to Class A, Class B, Class C, Class I and Advisor Class shares, for each shareholder account that was in existence at any time during the prior month: Ivy Balanced Fund, Ivy Dividend Income Fund, Ivy International Balanced Fund, Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund and Ivy Value Fund pay WRSCO a monthly fee of $1.5792; Ivy Bond Fund and Ivy Mortgage Securities Fund pay WRSCO a monthly fee of $1.6958; and Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Fund, Ivy International Value Fund and Ivy Pacific Opportunities Fund each pay the Agent a monthly fee of $1.5042. Ivy Cash Reserves Fund pays the Agent a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays the Agent a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. WRSCO pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.10%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Pursuant to an Administrative Services Agreement, IICO provides certain administrative services to each Fund. The administrative fee for each Fund is a monthly fee at the annual rate of 0.01% of each Fund's average daily net assets.

As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the six month period ended September 30, 2005, IFDI received the following amounts in sales commissions and CDSC:

| | Sales Commissions | CDSC Class A | CDSC Class B | CDSC Class C |
|---|---|---|---|---|
| Ivy Balanced Fund ............... | $ 84,475 | $ 427 | $ 1,713 | $ 324 |
| Ivy Bond Fund .................... | 93,988 | — | 1,784 | 269 |
| Ivy Cash Reserves Fund ............ | — | — | 534 | — |
| Ivy Cundill Global Value Fund ........ | 1,564,804 | 74 | 38,675 | 14,420 |
| Ivy Dividend Income Fund .......... | 182,806 | — | 3,874 | 447 |
| Ivy European Opportunities Fund ..... | 672,411 | 1,192 | 44,297 | 6,419 |
| Ivy Global Natural Resources Fund ... | 2,690,218 | 13,080 | 148,987 | 69,328 |
| Ivy International Fund .............. | 12,338 | — | 4,907 | 3 |
| Ivy International Balanced Fund ...... | 417,899 | 46 | 3,891 | 570 |
| Ivy International Value Fund ......... | 58,691 | — | 3,118 | 33 |
| Ivy Mortgage Securities Fund ........ | 692,287 | 1,909 | 4,300 | 3,864 |
| Ivy Pacific Opportunities Fund ....... | 407,352 | 6 | 2,067 | 972 |
| Ivy Real Estate Securities Fund ...... | 799,399 | 3,223 | 14,692 | 1,842 |
| Ivy Small Cap Value Fund ........... | 268,587 | 457 | 4,981 | 575 |
| Ivy Value Fund ................... | 185,945 | 1,445 | 2,766 | 312 |

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the six month period ended September 30, 2005, IFDI paid the following amounts:

| | |
|---|---|
| Ivy Balanced Fund ........................................... | $ 96,124 |
| Ivy Bond Fund ............................................... | 103,420 |
| Ivy Cash Reserves Fund ....................................... | — |
| Ivy Cundill Global Value Fund .................................. | 2,170,416 |
| Ivy Dividend Income Fund ..................................... | 209,805 |
| Ivy European Opportunities Fund ............................... | 810,587 |
| Ivy Global Natural Resources Fund .............................. | 4,846,736 |
| Ivy International Fund ......................................... | 16,511 |
| Ivy International Balanced Fund ................................ | 471,241 |
| Ivy International Value Fund ................................... | 93,454 |
| Ivy Mortgage Securities Fund .................................. | 794,826 |
| Ivy Pacific Opportunities Fund ................................. | 443,493 |
| Ivy Real Estate Securities Fund ................................ | 879,566 |
| Ivy Small Cap Value Fund ..................................... | 302,420 |
| Ivy Value Fund .............................................. | 199,125 |

Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, each Fund (except for Ivy Cash Reserves Fund) may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under a Distribution and Service Plan for Class B and Class C shares adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, each Fund (except for Ivy Cash Reserves Fund) may pay IFDI a service fee in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI for amounts it expends in connection with the provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan for Class B shares and Class C shares adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, each Fund (except for Ivy Cash Reserves Fund) may pay IFDI a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee for its distribution activities for that class.

Under the Class Y Plan, each Fund (except for Ivy Cash Reserves Fund) may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintenance of Class Y shareholder accounts.

For Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund, Ivy International Value Fund and Ivy Pacific Opportunities Fund, IICO has agreed to reimburse a Fund's expenses, for the calendar year ended December 31, 2004, and for the following seven years, to the extent necessary to ensure that the Fund's annual operating expenses, when calculated at the Fund level, do not exceed 2.50% (0.85% through December 31, 2004, then 1.25% for Cash Reserves Fund) of the Fund's average net assets (excluding 12b–1 fees and certain other expenses.) During the six month period ended September 30, 2005, IICO reimbursed the Fund's expenses (in thousands) as shown in the following table:

Ivy Cash Reserves Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $33

IICO has agreed to reimburse Ivy Mortgage Securities Fund's 12b–1 expenses applicable to Class A shares to ensure that the Fund's annual operating expenses for Class A shares do not exceed 0.95% through September 30, 2005. During the six month period ended September 30, 2005, IICO reimbursed Funds' expenses (in thousands) as shown in the following table:

Ivy Mortgage Securities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $238

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

| Fund and Class | Expense Limitation (as a percentage of average net assets of each Class) |
| --- | --- |
| Ivy Cundill Global Value Fund, Class A . . . . . . . . . . . . . . . . . . . . . | 1.90% |
| Ivy Cundill Global Value Fund, Class C . . . . . . . . . . . . . . . . . . . . . | 2.55% |
| Ivy Cundill Global Value Fund, Class Y . . . . . . . . . . . . . . . . . . . . . | 1.20% |
| Ivy Global Natural Resources Fund, Class A . . . . . . . . . . . . . . . . | 1.70% |
| Ivy Global Natural Resources Fund, Class C . . . . . . . . . . . . . . . . | 2.40% |
| Ivy Global Natural Resources Fund, Class Y. . . . . . . . . . . . . . . . . | 1.20% |

During the six month period ended September 30, 2005, IICO reimbursed the Fund's expenses (in thousands) as shown:

| | |
|---|---|
| Ivy Cundill Global Value Fund, Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $18 |
| Ivy Global Natural Resources Fund, Class Y. . . . . . . . . . . . . . . . . . . . . . . . . | 32 |

These reimbursements serve to reduce distribution and service fees.

The Trust paid Directors' regular compensation of $112,136, which is included in other expenses.

## NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six month period ended September 30, 2005 are summarized as follows:

| | Ivy Balanced Fund | Ivy Bond Fund | Ivy Cundill Global Value Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . | $ 24,110,539 | $ 13,131,550 | $ 206,448,920 |
| Purchases of U.S. government securities . . . . . . . . . . . . . . . . . . | 795,500 | 30,936,541 | — |
| Purchases of short-term securities . . . . . . . . . . . . . . . . . . | 466,167,187 | 365,475,033 | 1,823,835,335 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . . . . | 28,603,954 | 8,760,843 | 20,854,534 |
| Proceeds from maturities and sales of U.S. government securities | 1,409,488 | 29,839,329 | — |
| Proceeds from maturities and sales of short-term securities . . . | 466,700,250 | 368,707,874 | 1,819,375,810 |

| | Ivy Dividend Income Fund | Ivy European Opportunities Fund | Ivy Global Natural Resources Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . | $ 12,902,748 | $ 117,722,072 | $1,255,534,503 |
| Purchases of U.S. government securities . . . . . . . . . . . . . . . . . . | — | — | — |
| Purchases of short-term securities . . . . . . . . . . . . . . . . . . | 406,274,063 | 1,722,343,700 | 4,304,049,726 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . . . . | 4,627,718 | 75,124,884 | 825,297,036 |
| Proceeds from maturities and sales of U.S. government securities . . . | — | — | — |
| Proceeds from maturities and sales of short-term securities . . . . . . . . | 400,263,451 | 1,742,416,878 | 4,272,094,370 |

|  | Ivy International Fund | Ivy International Balanced Fund | Ivy International Value Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities......... | $ 38,698,057 | $ 27,918,773 | $ 22,283,882 |
| Purchases of U.S. government securities...................... | — | — | — |
| Purchases of short-term securities ..... | 259,143,738 | 699,701,045 | 404,744,418 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities...................... | 57,341,565 | 9,018,031 | 18,840,180 |
| Proceeds from maturities and sales of U.S. government securities......... | — | — | — |
| Proceeds from maturities and sales of short-term securities.............. | 259,608,382 | 701,603,320 | 403,422,000 |

|  | Ivy Mortgage Securities Fund | Ivy Pacific Opportunities Fund | Ivy Real Estate Securities Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities....... | $ 49,892,851 | $ 68,923,729 | $107,131,603 |
| Purchases of U.S. government securities.................... | 218,434,688 | — | — |
| Purchases of short-term securities ... | 1,380,253,178 | 373,117,082 | 519,889,402 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.................... | 19,044,138 | 42,148,453 | 55,007,263 |
| Proceeds from maturities and sales of U.S. government securities....... | 203,703,466 | — | — |
| Proceeds from maturities and sales of short-term securities........... | 1,394,807,284 | 377,300,539 | 520,147,390 |

|  | Ivy Small Cap Value Fund | Ivy Value Fund |
|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . . . . . . . . . . . . . . | $ 93,502,683 | $ 21,146,873 |
| Purchases of U.S. government securities . . . . . . . . . . . . . | — | — |
| Purchases of short-term securities . . . . . . . . . . . . . . . . . | 427,362,949 | 239,350,114 |
| Purchases of options . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 105,124 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities. . . . . . . . . . . . . . . . . . . . . . | 93,200,173 | 11,584,922 |
| Proceeds from maturities and sales of U.S. government securities. . . . . . . . . . . . . . . . . . . . . . | — | — |
| Proceeds from maturities and sales of short-term securities. . . . . . . . . . . . . . . . . . . . . . . . . . | 423,114,533 | 240,485,000 |
| Proceeds from options. . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 75,238 |

For Federal income tax purposes, cost of investments owned at September 30, 2005 and the related unrealized appreciation (depreciation) were as follows:

|  | Cost | Appreciation | Depreciation | Aggregate Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Balanced Fund . . . . . | $    88,678,627 | $ 10,622,709 | $ 1,492,494 | $    9,130,215 |
| Ivy Bond Fund . . . . . . . . | 57,199,907 | 202,500 | 639,800 | (437,300) |
| Ivy Cash Reserves Fund . . . . . . . . . . . . . | 5,188,458 | — | — | — |
| Ivy Cundill Global Value Fund . . . . . . . . . . . . . | 624,936,440 | 85,389,661 | 8,917,419 | 76,472,242 |
| Ivy Dividend Income Fund . . . . . . . . . . . . . | 56,962,944 | 11,315,648 | 823,646 | 10,492,002 |
| Ivy European Opportunities Fund. . | 240,740,191 | 64,993,908 | 9,153,605 | 55,840,303 |
| Ivy Global Natural Resources Fund . . . . | 1,743,119,611 | 406,004,387 | 27,459,520 | 378,544,867 |
| Ivy International Fund. . . | 114,171,168 | 36,160,536 | 354,329 | 35,806,207 |
| Ivy International Balanced Fund . . . . . | 107,223,914 | 19,439,953 | 1,886,572 | 17,553,381 |
| Ivy International Value Fund . . . . . . . . . . . . | 44,218,246 | 12,397,782 | 185,627 | 12,212,155 |
| Ivy Mortgage Securities Fund . . . . . . . . . . . . | 274,457,953 | 950,057 | 3,879,561 | (2,929,504) |
| Ivy Pacific Opportunities Fund . . . . . . . . . . . . | 103,315,314 | 19,069,360 | 2,979,335 | 16,090,025 |
| Ivy Real Estate Securities Fund. . . . . | 339,348,172 | 78,511,894 | 219,517 | 78,292,377 |
| Ivy Small Cap Value Fund . . . . . . . . . . . . | 107,202,028 | 11,071,371 | 2,802,512 | 8,268,859 |
| Ivy Value Fund    . . . . . . . | 68,726,444 | 10,852,123 | 2,649,520 | 8,202,603 |

## NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds distributed and undistributed earnings and profit for the fiscal year ended March 31, 2005 and the related Capital Loss Carryover and Post-October activity were as follows:

| | Ivy Balanced Fund | Ivy Bond Fund | Ivy Cash Reserves Fund |
|---|---|---|---|
| Net ordinary income ................. | $1,130,450 | $1,379,097 | $53,041 |
| Distributed ordinary income ............ | 1,108,112 | 1,354,137 | 51,821 |
| Undistributed ordinary income .......... | 51,428* | 29,817* | 7,040* |
| Realized long-term capital gains ......... | — | — | — |
| Distributed long-term capital gains ....... | — | — | — |
| Undistributed long-term capital gains ..... | — | — | — |
| Capital loss carryover.................. | — | — | — |
| Post-October losses deferred ........... | — | — | — |

| | Ivy Cundill Global Value Fund | Ivy Dividend Income Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| Net ordinary income .................... | $ 230,382 | $240,855 | $ — |
| Distributed ordinary income .............. | 1,291,233 | 346,502 | 91,085 |
| Undistributed ordinary income ............ | 229,115 | 23,999* | — |
| Realized long-term capital gains ........... | 758,807 | 138,492 | — |
| Distributed long-term capital gains ......... | — | 2,423 | — |
| Undistributed long-term capital gains ....... | 758,807 | 138,435 | — |
| Capital loss carryover .................... | — | — | — |
| Post-October losses deferred ............. | — | — | 52,629 |

| | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Balanced Fund |
|---|---|---|---|
| Net ordinary income.................. | $75,812,078 | $ — | $1,270,583 |
| Distributed ordinary income............ | 142,978 | — | 1,480,880 |
| Undistributed ordinary income.......... | 75,808,139 | — | 258,739* |
| Realized long-term capital gains ........ | 4,114,584 | — | 2,125,614 |
| Distributed long-term capital gains ...... | — | — | 412,844 |
| Undistributed long-term capital gains .... | 4,114,584 | — | 1,712,770 |
| Capital loss carryover................. | — | — | — |
| Post-October losses deferred .......... | 163,319 | 75,328 | — |

*This entire amount was distributed prior to September 30, 2005.

| | Ivy International Value Fund | Ivy Mortgage Securities Fund | Ivy Pacific Opportunities Fund |
|---|---|---|---|
| Net ordinary income | $ — | $7,805,417 | $ — |
| Distributed ordinary income | — | 7,735,756 | — |
| Undistributed ordinary income | — | 121,474* | — |
| Realized long-term capital gains | — | — | — |
| Distributed long-term capital gains | — | — | — |
| Undistributed long-term capital gains | — | — | — |
| Capital loss carryover | — | — | — |
| Post-October losses deferred | — | 67,640 | — |

| | Ivy Real Estate Securities Fund | Ivy Small Cap Value Fund | Ivy Value Fund |
|---|---|---|---|
| Net ordinary income | $ 8,543,008 | $ 363,331 | $738,395 |
| Distributed ordinary income | 7,952,101 | 1,389,478 | 671,473 |
| Undistributed ordinary income | 2,335,579 | — | 67,374* |
| Realized long-term capital gains | 8,360,455 | 14,773,027 | — |
| Distributed long-term capital gains | 5,273,969 | 4,898,757 | — |
| Undistributed long-term capital gains | 4,425,377 | 11,023,106 | — |
| Capital loss carryover | — | — | — |
| Post-October losses deferred | — | — | 665 |

*This entire amount was distributed prior to September 30, 2005.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital Loss Carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

| | Ivy Balanced Fund | Ivy Bond Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| March 31, 2009 | $ — | $ 140,416 | $18,150,159 |
| March 31, 2010 | 6,713,370 | — | 29,411,986 |
| March 31, 2011 | — | — | 12,058,021 |
| Total carryover | $6,713,370 | $ 140,416 | $59,620,166 |

|  | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Value Fund |
|---|---|---|---|
| March 31, 2006 ................ | $143,237 | $ — | $ — |
| March 31, 2007 ................ | 143,237 | — | — |
| March 31, 2009 ................ | — | 122,715,107 | 1,028,432 |
| March 31, 2010 ................ | 167,845 | 126,565,198 | 8,128,361 |
| March 31, 2011 ................ | — | 47,213,802 | 2,150,884 |
| Total carryover ................ | $454,319 | $296,494,107 | $11,307,677 |

|  | Ivy Pacific Opportunities Fund | Ivy Value Fund |
|---|---|---|
| March 31, 2006 ................................ | $ 157,220 | $ — |
| March 31, 2007 ................................ | 157,220 | — |
| March 31, 2008 ................................ | 584,487 | — |
| March 31, 2009 ................................ | 2,024,330 | — |
| March 31, 2010 ................................ | 277,530 | — |
| March 31, 2011 ................................ | — | 4,156,539 |
| Total carryover ................................ | $3,200,787 | $4,156,539 |

Ivy Developing Markets Fund was merged into Ivy Pacific Opportunities Fund as of June 16, 2003. At the time of the merger, Ivy Developing Markets Fund had capital loss carryovers available to offset future gains of the Ivy Pacific Opportunities Fund. These carryovers are limited to $157,220 for each period ending from March 31, 2006 through 2010 plus any unused limitations from prior years.

## Note 5 – Multiclass Operations

Each Fund within the Trust (other than Ivy Cash Reserves Fund) offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Fund, Ivy International Value Fund and Ivy Pacific Opportunities Fund also offered Advisor Class shares and Ivy Cundill Global Value Fund, Ivy European Opportunities Fund and Ivy International Fund also offered Class I shares. Advisor Class and Class I shares are no longer available for investment. Ivy Cash Reserves Fund Class A is closed to new investors. Ivy Cash Reserves Fund Class B and Class C are both closed to direct investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectuses and the Statement of Additional Information for the Trust.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six months ended September 30, 2005 are summarized below. Amounts are in thousands.

| | Ivy Balanced Fund | Ivy Bond Fund | Ivy Cash Reserves Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 381 | 614 | 443 |
| Class B | 38 | 46 | 169 |
| Class C | 34 | 71 | 14 |
| Class Y | 88 | 2 | NA |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 15 | 37 | 40 |
| Class B | — | 1 | 12 |
| Class C | — | 1 | 1 |
| Class Y | 14 | —* | NA |
| Shares redeemed: | | | |
| Class A | (391) | (203) | (1,087) |
| Class B | (20) | (13) | (276) |
| Class C | (6) | (19) | (31) |
| Class Y | (589) | (3) | NA |
| Increase (decrease) in outstanding capital shares | (436) | 534 | (715) |
| | | | |
| Value issued from sale of shares: | | | |
| Class A | $ 5,441 | $6,508 | $ 443 |
| Class B | 532 | 485 | 169 |
| Class C | 479 | 749 | 14 |
| Class Y | 1,260 | 19 | NA |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 213 | 394 | 40 |
| Class B | — | 13 | 12 |
| Class C | — | 11 | 1 |
| Class Y | 196 | 1 | NA |
| Value redeemed: | | | |
| Class A | (5,565) | (2,163) | (1,087) |
| Class B | (286) | (133) | (276) |
| Class C | (89) | (196) | (31) |
| Class Y | (8,393) | (28) | NA |
| Increase (decrease) in outstanding capital | $(6,212) | $5,660 | $ (715) |

*Not shown due to rounding.

| | Ivy Cundill Global Value Fund | Ivy Dividend Income Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,097 | 1,057 | 1,990 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 760 | 91 | 160 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,552 | 167 | 239 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 263 | 6 | 44 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | NA |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 10 | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | —* | — |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | NA |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,155) | (266) | (1,072) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (210) | (44) | (234) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (502) | (93) | (231) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (89) | (6) | (39) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | (11) | NA | (32) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4) | NA | NA |
| Increase in outstanding capital shares . . . . . . . | 11,701 | 922 | 825 |

*Not shown due to rounding.

| (Continued) | Ivy Cundill Global Value Fund | Ivy Dividend Income Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A | $141,198 | $13,413 | $55,714 |
| Class B | 10,377 | 1,143 | 4,326 |
| Class C | 48,484 | 2,109 | 6,490 |
| Class Y | 3,710 | 74 | 1,237 |
| Advisor Class | — | NA | — |
| Class I | — | NA | NA |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | — | 121 | — |
| Class B | — | — | — |
| Class C | — | — | — |
| Class Y | — | 4 | — |
| Advisor Class | — | NA | — |
| Class I | — | NA | NA |
| Value redeemed: | | | |
| Class A | (30,074) | (3,311) | (29,902) |
| Class B | (2,857) | (539) | (6,261) |
| Class C | (6,842) | (1,157) | (6,176) |
| Class Y | (1,258) | (78) | (1,077) |
| Advisor Class | (155) | NA | (895) |
| Class I | (50) | NA | NA |
| Increase in outstanding capital | $162,533 | $11,779 | $23,456 |

| | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Balanced Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,191 | 527 | 2,605 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,672 | 16 | 131 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,682 | 6 | 289 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,307 | —* | 27 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 34 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | —* |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 1 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | —* |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,437) | (893) | (1,688) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (448) | (428) | (28) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,038) | (53) | (40) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (151) | (1) | (19) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | (7) | (—) | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | (4) | NA |
| Increase (decrease) in outstanding capital shares . . . . . . . . . . . . . . . . . . . . . . . | 20,771 | (830) | 1,312 |

*Not shown due to rounding.

| (Continued) | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Balanced Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | $399,679 | $ 12,165 | $38,210 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,205 | 350 | 1,913 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | 146,169 | 140 | 4,205 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,257 | 5 | 397 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 502 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 4 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 14 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 3 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Value redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | (101,991) | (21,094) | (24,835) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . | (9,687) | (9,167) | (405) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . | (22,726) | (1,169) | (579) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,574) | (20) | (269) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | (163) | (—) | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | (92) | NA |
| Increase (decrease) in outstanding capital . . . | $475,169 | $(18,882) | $19,160 |

| | Ivy International Value Fund | Ivy Mortgage Securities Fund | Ivy Pacific Opportunities Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 1,128 | 6,124 | 2,845 |
| Class B | 123 | 300 | 138 |
| Class C | 70 | 683 | 246 |
| Class Y | 20 | 209 | 77 |
| Advisor Class | — | NA | — |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | — | 368 | — |
| Class B | — | 12 | — |
| Class C | — | 22 | — |
| Class Y | — | 12 | — |
| Advisor Class | — | NA | — |
| Shares redeemed: | | | |
| Class A | (202) | (3,054) | (515) |
| Class B | (666) | (37) | (97) |
| Class C | (79) | (181) | (76) |
| Class Y | (5) | (71) | (30) |
| Advisor Class | (2) | NA | (1) |
| Increase in outstanding capital shares | 387 | 4,387 | 2,587 |
| Value issued from sale of shares: | | | |
| Class A | $13,588 | $65,847 | $31,970 |
| Class B | 1,390 | 3,220 | 1,453 |
| Class C | 813 | 7,348 | 2,627 |
| Class Y | 244 | 2,248 | 873 |
| Advisor Class | — | NA | — |
| Value issued from reinvestment of dividends and/ or capital gains distribution: | | | |
| Class A | — | 3,959 | — |
| Class B | — | 126 | — |
| Class C | — | 239 | — |
| Class Y | — | 131 | — |
| Advisor Class | — | NA | — |
| Value redeemed: | | | |
| Class A | (2,445) | (32,797) | (5,687) |
| Class B | (7,473) | (402) | (995) |
| Class C | (894) | (1,944) | (810) |
| Class Y | (67) | (769) | (338) |
| Advisor Class | (27) | NA | (8) |
| Increase in outstanding capital | $ 5,129 | $47,206 | $29,085 |

| | Ivy Real Estate Securities Fund | Ivy Small Cap Value Fund | Ivy Value Fund |
|---|---|---|---|
| **Shares issued from sale of shares:** | | | |
| Class A | 2,653 | 897 | 926 |
| Class B | 152 | 84 | 88 |
| Class C | 174 | 94 | 61 |
| Class Y | 1,485 | 139 | 48 |
| **Shares issued from reinvestment of dividends and/or capital gains distribution:** | | | |
| Class A | 37 | — | 10 |
| Class B | — | — | — |
| Class C | —* | — | — |
| Class Y | 49 | — | 5 |
| **Shares redeemed:** | | | |
| Class A | (1,542) | (457) | (330) |
| Class B | (86) | (30) | (18) |
| Class C | (74) | (54) | (21) |
| Class Y | (648) | (247) | (237) |
| Increase in outstanding capital shares | 2,200 | 426 | 532 |
| | | | |
| **Value issued from sale of shares:** | | | |
| Class A | $53,332 | $15,475 | $15,014 |
| Class B | 3,023 | 1,407 | 1,409 |
| Class C | 3,487 | 1,597 | 975 |
| Class Y | 30,327 | 2,437 | 781 |
| **Value issued from reinvestment of dividends and/or capital gains distribution:** | | | |
| Class A | 772 | — | 157 |
| Class B | — | — | — |
| Class C | 5 | — | — |
| Class Y | 1,016 | — | 91 |
| **Value redeemed:** | | | |
| Class A | (29,450) | (7,937) | (5,357) |
| Class B | (1,677) | (508) | (287) |
| Class C | (1,454) | (912) | (339) |
| Class Y | (12,706) | (4,296) | (3,859) |
| Increase in outstanding capital | $46,675 | $ 7,263 | $ 8,585 |

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2005 are summarized below. Amounts are in thousands.

| | Ivy Balanced Fund | Ivy Bond Fund | Ivy Cash Reserves Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 705 | 3,057 | 1,367 |
| Class B | 104 | 75 | 144 |
| Class C | 52 | 56 | 43 |
| Class Y | 292 | 1 | NA |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 36 | 62 | 37 |
| Class B | —* | 1 | 12 |
| Class C | —* | 1 | 1 |
| Class Y | 42 | —* | NA |
| Shares redeemed: | | | |
| Class A | (747) | (554) | (2,727) |
| Class B | (22) | (32) | (1,844) |
| Class C | (11) | (15) | (120) |
| Class Y | (1,134) | (—)* | NA |
| Increase (decrease) in outstanding capital shares | (683) | 2,652 | (3,087) |
| Value issued from sale of shares: | | | |
| Class A | $ 9,634 | $32,423 | $ 1,367 |
| Class B | 1,406 | 801 | 144 |
| Class C | 710 | 592 | 43 |
| Class Y | 3,944 | 9 | NA |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 497 | 654 | 37 |
| Class B | —* | 12 | 12 |
| Class C | 1 | 7 | 1 |
| Class Y | 585 | 1 | NA |
| Value redeemed: | | | |
| Class A | (10,162) | (5,869) | (2,727) |
| Class B | (301) | (344) | (1,844) |
| Class C | (147) | (160) | (120) |
| Class Y | (15,402) | (—)* | NA |
| Increase (decrease) in outstanding capital | $ (9,235) | $28,126 | $ (3,087) |

*Not shown due to rounding.

| | Ivy Cundill Global Value Fund | Ivy Dividend Income Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,804 | 1,574 | 4,750 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,064 | 311 | 479 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,578 | 452 | 777 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 733 | 36 | 132 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84 | 22 | 2 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 1 | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 3 | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 | 1 | —* |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | 2 | NA | —* |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* | NA | — |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,298) | (452) | (2,328) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (254) | (82) | (456) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (367) | (140) | (395) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (190) | (6) | (159) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . | (26) | NA | (44) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—)* | NA | (1) |
| Increase in outstanding capital shares . . . . . . | 26,136 | 1,720 | 2,757 |

*Not shown due to rounding.

| (Continued) | Ivy Cundill Global Value Fund | Ivy Dividend Income Fund | Ivy European Opportunities Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A .......................... | $269,480 | $18,135 | $118,574 |
| Class B .......................... | 26,210 | 3,554 | 11,437 |
| Class C .......................... | 70,739 | 5,153 | 19,090 |
| Class Y .......................... | 9,350 | 413 | 3,295 |
| Advisor Class ..................... | — | NA | — |
| Class I .......................... | — | NA | — |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A .......................... | 1,105 | 266 | 60 |
| Class B .......................... | — | 15 | — |
| Class C .......................... | — | 29 | — |
| Class Y .......................... | 73 | 12 | 5 |
| Advisor Class ..................... | 26 | NA | 9 |
| Class I .......................... | 1 | NA | — |
| Value redeemed: | | | |
| Class A .......................... | (30,012) | (5,148) | (52,016) |
| Class B .......................... | (3,273) | (925) | (10,700) |
| Class C .......................... | (4,678) | (1,611) | (9,153) |
| Class Y .......................... | (2,455) | (72) | (3,757) |
| Advisor Class ..................... | (331) | NA | (1,063) |
| Class I .......................... | (—)* | NA | (19) |
| Increase in outstanding capital ........... | $336,235 | $19,821 | $ 75,762 |

*Not shown due to rounding.

|  | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Balanced Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,383 | 1,339 | 2,674 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,977 | 42 | 202 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,806 | 18 | 269 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 887 | 4 | 18 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 | — | 67 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 1 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 2 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | — | 1 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | —* | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,761) | (1,840) | (657) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | (683) | (1,669) | (13) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | (998) | (146) | (22) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | (145) | (1) | (6) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | (8) | (—) | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | (16) | NA |
| Increase (decrease) in outstanding capital shares . . . . . . . . . . . . . . . . . . . . . . | 43,464 | (2,269) | 2,536 |

*Not shown due to rounding.

| (Continued) | Ivy Global Natural Resources Fund | Ivy International Fund | Ivy International Balanced Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $680,402 | $ 28,952 | $37,440 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77,922 | 842 | 2,773 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 230,194 | 369 | 3,761 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,430 | 100 | 250 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | — | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 | — | 927 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 19 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 19 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 | — | 6 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | —* | — | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | — | NA |
| Value redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | (93,035) | (39,902) | (9,401) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13,133) | (33,648) | (179) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | (18,671) | (2,939) | (305) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,069) | (22) | (73) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . | (167) | (—) | NA |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | (345) | NA |
| Increase (decrease) in outstanding capital . . . . | $878,997 | $(46,593) | $35,237 |

*Not shown due to rounding.

| | Ivy International Value Fund | Ivy Mortgage Securities Fund | Ivy Pacific Opportunities Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 838 | 8,854 | 3,999 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 146 | 620 | 475 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75 | 1,151 | 558 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 | 343 | 80 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 543 | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 12 | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 18 | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 15 | — |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (322) | (4,069) | (1,038) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (897) | (95) | (443) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (210) | (162) | (135) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3) | (103) | (51) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | (1) | NA | (—)* |
| Increase (decrease) in outstanding capital shares . . . . . . . . . . . . . . . . . . . . . . . . | (360) | 7,127 | 3,445 |
| Value issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 9,042 | $95,510 | $39,380 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,471 | 6,689 | 4,135 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 757 | 12,425 | 5,254 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 151 | 3,707 | 807 |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 5,841 | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 125 | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 193 | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 166 | — |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | — | NA | — |
| Value redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,386) | (43,810) | (9,843) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (8,744) | (1,018) | (3,806) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,025) | (1,742) | (1,213) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (34) | (1,109) | (483) |
| Advisor Class . . . . . . . . . . . . . . . . . . . . . . . . | (13) | NA | (1) |
| Increase (decrease) in outstanding capital . . . . . | $(2,781) | $76,977 | $34,230 |

*Not shown due to rounding.

| | Ivy Real Estate Securities Fund | Ivy Small Cap Value Fund | Ivy Value Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,630 | 3,066 | 1,569 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 473 | 273 | 144 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 367 | 146 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,278 | 453 | 176 |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 270 | 221 | 16 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 | 15 | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 | 24 | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 368 | 102 | 13 |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (959) | (3,279) | (2,650) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (42) | (26) | (22) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (81) | (28) | (20) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (837) | (613) | (459) |
| Increase (decrease) in outstanding capital shares . . . . . . . . . . . . . . . . . . . . . . . | 9,635 | 575 | (1,087) |
| Value issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $116,982 | $50,982 | $ 23,975 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,297 | 4,499 | 2,179 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,735 | 6,037 | 2,186 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,602 | 7,597 | 2,650 |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,050 | 3,786 | 258 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 294 | 256 | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 349 | 406 | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,844 | 1,741 | 210 |
| Value redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (16,753) | (53,635) | (41,999) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (740) | (433) | (337) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,417) | (471) | (304) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13,675) | (10,083) | (7,131) |
| Increase (decrease) in outstanding capital . . . . | $171,568 | $10,682 | $(18,313) |

## NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean

between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Value Fund, transactions in call options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . | 333 | $ 28,207 |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,123 | 129,982 |
| Options terminated in closing purchase transactions . . . . . . . . . | (96) | (4,308) |
| Options exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (323) | (33,436) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,096) | (80,204) |
| Outstanding at September 30, 2005 . . . . . . . . . . . . . . . . . . . . . . | 941 | $ 40,241 |

For Ivy Value Fund, transactions in put options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . | 62 | $ 7,564 |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,714 | 73,467 |
| Options terminated in closing purchase transactions . . . . . . . . . | (21) | (819) |
| Options exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (62) | (7,564) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,029) | (46,116) |
| Outstanding at September 30, 2005 . . . . . . . . . . . . . . . . . . . . . . | 664 | $26,532 |

## NOTE 7 – In-Kind Redemptions

For an in-kind redemption a Fund may, under certain circumstances, distribute portfolio securities rather than cash for a redemption of Fund shares. The Fund recognizes a gain on in-kind redemptions to the extent that the value of the distributed securities on the date of the redemption exceeds the cost of those securities. Gains and losses realized from in-kind redemptions are not recognized for tax purposes but rather are reclassified from accumulated undistributed net realized loss to paid-in capital. During the fiscal year ended March 31, 2005, Ivy Value Fund realized $5,849,426 of net capital gains resulting from in-kind redemptions of $36,195,595.

## NOTE 8 – Futures

The Trust may engage in buying and selling futures contracts. Upon entering into a futures contract, the Trust is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Trust each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Trust as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Trust uses futures to attempt to reduce the overall risk of its investments.

# Report of Independent Registered Public Accounting Firm

**The Board of Trustees and Shareholders of Ivy Funds:**

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Balanced Fund, Bond Fund, Cash Reserves Fund, Cundill Global Value Fund, Dividend Income Fund, European Opportunities Fund, Global Natural Resources Fund, International Fund, International Balanced Fund, International Value Fund, Mortgage Securities Fund, Pacific Opportunities Fund, Real Estate Securities Fund, Small Cap Value Fund and Value Fund (collectively the "Funds") comprising Ivy Funds as of September 30, 2005, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended March 31, 2005, and the financial highlights for the periods presented (except as noted below). These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Real Estate Securities Fund, Small Cap Value Fund and Value Fund for each of the periods ended July 31, 2003 and prior were audited by other auditors whose report, dated September 5, 2003, expressed an unqualified opinion on those financial highlights. The financial highlights of the Balanced Fund, Bond Fund, International Balanced Fund and Mortgage Securities Fund for each of the periods presented in the four-year period ended September 30, 2003 were audited by other auditors whose report, dated November 7, 2003, expressed an unqualified opinion on those financial highlights. The financial highlights of the Cash Reserves Fund, Cundill Global Value Fund, European Opportunities Fund, Global Natural Resources Fund, International Fund, International Value Fund and Pacific Opportunities Fund for each of the periods presented in the two-year period ended December 31, 2001 were audited by other auditors whose report, dated February 8, 2002, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds of Ivy Funds, as of September 30, 2005, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended March 31, 2005, and their financial highlights for the periods presented (except as noted above in references to the reports of other auditors), in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2005

# Renewal of Investment Management Agreements for the Ivy Funds

At a Meeting of the Board of Trustees of Ivy Funds held on August 30 and 31, 2005, the Trustees, including all of the Trustees who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act, approved the continuance of the existing management agreements between Ivy Investment Management Company (IICO) and the Funds. The existing management agreements considered were: (i) the Master Business Management and Investment Advisory Agreement between the Trust and IICO (with respect to the Ivy Cash Reserves Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Fund, Ivy International Value Fund and Ivy Pacific Opportunities Fund); (ii) the Investment Management Agreement between the Trust and IICO (with respect to the Ivy Dividend Fund); (iii) the Investment Management Agreement between the Trust and IICO (with respect to the Ivy Balanced Fund, Ivy Bond Fund, Ivy International Balanced Fund, Ivy Mortgage Securities Fund, Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund, Ivy Value Fund and Ivy Global Natural Resources Fund); and (iv) the Subadvisory Agreements between IICO and:

Henderson Investment Management Limited and Henderson Global Investors (North America) Inc. (Ivy European Opportunities Fund)

Cundill Investment Research Ltd. (Ivy Cundill Global Value Fund)

Advantus Capital Management, Inc. (Ivy Bond Fund, Ivy Mortgage Securities Fund, Ivy Real Estate Securities Fund)

Templeton Investment Counsel, LLC (Ivy International Balanced Fund)

BlackRock Financial Management, Inc. (Ivy Small Cap Value Fund)

Mackenzie Financial Corporation (Ivy Global Natural Resources Fund)

(each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from its relationship with the Funds, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also reviewed the nature and quality of the services provided by the subadvisors and considered the written responses and supplementary materials produced by IICO and each such Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a fund-by-fund profitability analysis prepared by IICO. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received a report from two of the Independent Trustees who had been appointed to serve on an ad hoc contract review committee to conduct a preliminary review of all of this information prior to the meeting. The Independent Trustees discussed all of this material extensively among themselves and with their independent legal counsel, and then discussed these materials and related information with the full Board prior to the Board's final consideration of these issues. Based upon the examination by the Independent Trustees, the Board made the following considerations and conclusions.

## Considerations with respect to each Fund

**Ivy International Fund**

The Board examined the investment performance of the Ivy International Fund, noting that the Fund had been in the 5th quintile for performance for every reporting period indicated in the Lipper materials. The Board also examined the performance of the Fund against its peers, as indicated in the Lipper materials for the one, three, five and seven year time period, as well against the Lipper International Large-Cap Core Index. The Board considered additional 15(c) response materials that IICO had provided, in which management asserted that the performance of the Fund recently had improved. In that regard, the Board considered the recent steps IICO has taken to enhance the Fund's performance, as well as provide additional reports to the Board in that regard. The Board further discussed management's proposal to merge the Ivy International Growth Fund, a series of Ivy Funds, Inc., into the Fund, and the possible benefits to each Fund's shareholders that such a merger might create. After extensively reviewing all of the performance information, including the fact that the Ivy International Growth Fund was proposed to be merged into the Fund, the Board concluded that the Fund's performance in this asset class appear to be improving, but should continue to be closely monitored by the Board.

The Board considered the expenses of the Fund and the cost of the services provided by IICO. The Board compared the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board then discussed the profitability to IICO in managing the Fund and how that profitability analysis was created. After considering all of this information, the Board concluded that the Fund's expenses appear to be appropriate at the current time, but that the Board should monitor those expenses closely.

The Board considered the nature, extent and quality of services provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with the IICO and personnel responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed IICO's resources and key personnel, especially those who provide investment management services to the Fund. The Board also considered other services provided to the Fund by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered benefits that accrue to IICO from its relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor its affiliate received any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board received and discussed information concerning whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board considered the current and anticipated asset levels of the Fund,

the potential for growth in the Fund's assets, the breakpoint schedule in place, and how the proposed merger would affect each. The Board concluded that the current asset size of the Fund did not warrant reevaluating the fee schedule for the Fund at this time.

**Ivy International Value Fund**

The Board examined the investment performance of the Ivy International Value Fund, noting that the Fund had been in the 1st or 2nd performance quintile for the one, three, five and seven year periods, as reported in the Lipper materials. The Board also examined the performance of the Fund against its peers included in the Lipper materials for the one, three, five and seven year time period, as well against the Lipper International Large-Cap Core Index. The Board discussed the additional resources that IICO has devoted to the Fund and concluded that the Fund's performance in this asset class is acceptable.

The Board considered the expenses of the Fund and the cost of the services provided by IICO. The Board compared the Fund's expenses, including IICO's advisory fees with the expenses and advisory fees of other investment advisers managing similarly situated funds. They also considered the Fund's expenses in light of the proposed merger of the International and International Growth Funds. The Board discussed the profitability to IICO in managing the Fund and the derivation of that profitability analysis. After considering all of this information, the Board concluded that the Fund's expenses appear to be reasonable, particularly in light of IICO's profitability in managing the Fund.

The Board considered the nature, extent and quality of services provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with the IICO and personnel responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed IICO's resources and key personnel, especially those who provide investment management services to the Fund. The Board also considered other services provided to the Fund by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered benefits that accrue to IICO from its relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor its affiliate received any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board received and discussed information concerning whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board considered the current and anticipated asset levels of the Fund and the potential for growth in the Fund's assets. The Board concluded that the current asset size of the Fund did not warrant reevaluating the fee schedule for the Fund at this time.

**Ivy Small Cap Value Fund**

The Board examined the investment performance of the Ivy Small Cap Value Fund, noting that shareholders of the Fund had just recently authorized the appointment of BlackRock Financial Management, Inc. (BlackRock) as the Fund's sub-adviser. The Board also noted that the Fund had been in the 5th performance quintile for the one year period and the 4th quintile for the three year period, as reported in the Lipper materials. The Board also examined the performance of the Fund against its peers included in the Lipper materials for the one and three year time period, as well against the Lipper Small Cap Value Index. The Board discussed the long-term track record of the portfolio manager of the Fund, noting that the transition to BlackRock had occurred just seven months ago. Under those circumstances and given the Fund's performance history, the Board concluded that the Fund's performance in this asset class is acceptable.

The Board considered the expenses of the Fund and the cost of the services provided by IICO and BlackRock. The Board compared the Fund's expenses with the expenses and advisory fees of other similarly situated funds. The Board discussed the profitability to IICO in managing the Fund and the fact that IICO was exclusively responsible for paying BlackRock's fees. After considering all of this information, the Board concluded that the Fund's expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to the Fund by IICO and BlackRock, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with the BlackRock personnel directly responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of each organization, especially those who provide investment management services to the Fund. The Board considered other services provided to the Fund by IICO and BlackRock, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by each organization are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether either organization derives any other direct or indirect benefits from serving the Fund. The Board considered benefits that accrue to each organization from its respective relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that none of IICO, BlackRock or any of their affiliates receive any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO or the investment sub-advisory contract with BlackRock.

The Board then received and discussed information concerning whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board considered the current and anticipated asset levels of the Fund and the potential for growth in the Fund's assets, including the fact that BlackRock believes that it might be appropriate for the Fund to close to new investors once a certain level of assets was reached. The Board concluded that the current asset size of the Fund did not warrant reevaluating the fee schedule for the Fund at this time.

**Ivy Global Natural Resources Fund**

The Board examined the investment performance of the Ivy Global Natural Resources Fund, noting that performance for the one year period had been in the 5th performance quintile, whereas three year performance was in the 3rd and five and seven year performance was in the top quintile. The Board discussed the recent investment strategy of the Fund's investment sub-adviser, Mackenzie Financial Corporation (MFC), and how that strategy had affected the recent performance of the Fund. They also took into account the fact that the Fund is a multi-diversified global product. Nevertheless, the Board noted that the Fund had achieved outstanding long-term returns and had been attracting assets, causing the Fund's breakpoints to become effective. The Board also examined the performance of the Fund against its peers included in the Lipper materials for the same time periods, as well against the Lipper Natural Resources Fund Index. After considering all of this information, the Board concluded that the Fund's performance in this asset class is acceptable.

The Board considered the expenses of the Fund and the cost of the services provided by IICO and MFC. The Board specifically noted that the Fund was in the 5th quintile for expense information, and compared the Fund's expenses with the expenses and advisory fees of other similarly situated funds. The Board further discussed how MFC's style impacts expenses. The Board then discussed the profitability to IICO in managing the Fund and the fact that IICO was exclusively responsible for paying MFC's fees. After considering all of this information, the Board concluded that the Fund's expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to the Fund by IICO and MFC, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with MFC personnel directly responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of each organization, especially those who provide investment management services to the Fund. The Board also considered other services provided to the Fund by IICO and MFC, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by each organization is appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether either organization derives any other direct or indirect benefits from serving as investment adviser or investment sub-adviser to the Fund. The Board considered benefits that accrue to each from its respective relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that none of IICO, MFC or any of their affiliate received any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO or the investment sub-advisory contract with MFC.

The Board received and discussed information concerning whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board discussed the fact that the asset-level breakpoints had become effective. The Board considered the current and anticipated asset levels of the Fund and the potential for growth in the Fund's assets. The Board concluded that the current asset size of the Fund did not warrant reevaluating the fee schedule or breakpoints for the Fund at this time.

**Ivy Balanced Fund, Ivy Cash Reserves Fund, Ivy Dividend Income Fund, Ivy Pacific Opportunities Fund, Ivy Value Fund**

The Board evaluated the performance of the advisory contracts with IICO for each of the remaining internally managed Funds based upon the information contained in the Lipper materials and the other materials. In that regard, the Board examined the investment performance of each Fund, including their short-term and long-term quintile rankings as reported in the Lipper materials. The Board also examined the performance of each Fund against their respective peers included in the Lipper materials, as well against the appropriate Lipper benchmark. The Board also considered the fact that the Board had met with the portfolio manager(s) of each such Fund during regularly scheduled meetings, during which they had had an opportunity to discuss all facets of each Fund, including performance. After further discussion, given each Fund's performance history, the Board concluded that each Fund's performance in their respective asset class is acceptable.

The Board considered the expenses of each Fund and the cost of the services provided by IICO. The Board compared each Fund's expenses with the expenses and advisory fees of other similarly situated funds as reported in the Lipper Reports. The Board then discussed the profitability to IICO in managing each Fund, as well as the derivation of that profitability analysis. After considering all of this information, the Board concluded that each Fund's expenses appear to be reasonable.

The Board next considered the nature, extent and quality of services provided to each Fund by IICO, taking into account the investment objective and strategy of each Fund and the knowledge the Board gained from their regular meetings with the personnel directly responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of IICO, especially those portfolio managers who provide investment management services to the Fund. The Board also considered other services provided to each Fund by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO with respect to each Fund are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board next discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to each Fund. The Board considered benefits that accrue to IICO from its relationship with each respective Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor any of its affiliates receive any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board finally received and discussed information concerning whether economies of scale are being realized by each Fund and whether fee levels reflect those economies of scale for the benefit of each Fund's respective shareholders. The Board considered the current and anticipated asset levels of each Fund and the potential for growth in each Fund's assets. The Board concluded that the current asset size of each Fund did not warrant reevaluating the fee schedule for any Fund at this time.

**Ivy Bond Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Balanced Fund, Ivy Mortgage Securities Fund, Ivy Real Estate Securities Fund**

The Board evaluated the performance of the advisory contracts with IICO and the investment subadvisory contracts for each Subadviser for sub-advised Funds based upon the information contained in the Lipper materials and the due diligence materials that the Board had received from each Subadviser.

The Board first examined the investment performance of each such Fund, including their short-term and long-term quintile ranking, as reported in the Lipper materials. The Board also examined the performance of each Fund against the respective peers included in the Lipper materials, as well against the appropriate Lipper benchmark. The Board considered that it had met with the portfolio manager(s) of each such Fund during regularly scheduled meetings, during which they had had an opportunity to discuss all facets of the Fund, including performance. Under those circumstances and given each Fund's performance history, the Board concluded that each Fund's performance in their respective asset class is acceptable.

The Board next considered the expenses of each Fund and the cost of the services provided by IICO and the Subadviser responsible for the day-to-day management of that Fund. The Board compared each Fund's expenses with the expenses and advisory fees of other similarly situated funds. The Board then discussed the profitability to IICO in managing the Fund, the derivation of that profitability analysis and the fact that IICO was exclusively responsible for paying each Subadviser's fees. After considering all of this information, the Board concluded that the Fund's expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to the Fund by IICO and each Subadviser, taking into account the investment objective and strategy of each Fund and the knowledge the Board gained from their regular meetings with the IICO and Subadviser personnel directly responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of each Subadviser organization. The Board also considered other services provided to the Fund by IICO and each Subadviser. The Board concluded that the nature and extent of the services provided by each IICO and each Subadviser for each Fund are appropriate, that the quality of those services is consistent with quality norms in the industry and that each Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO and each Subadviser derives any other direct or indirect benefits from serving as investment adviser to the respective Fund. The Board considered benefits that accrue to each from its respective relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliate received any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO or the investment sub-advisory contract with any Subadviser.

The Board received and discussed information concerning whether economies of scale are being realized by each Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board considered the current and anticipated asset levels of each Fund and the potential for growth in the Fund's assets. The Board concluded that the current asset size of any Fund did not warrant reevaluating any Fund's fee schedule at this time.

# Proxy Voting Information

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

**Proxy Voting Records**

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Ivy Funds' website at www.ivyfunds.com.

# To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

## THE IVY FUNDS FAMILY

**Global/International Funds**
  Cundill Global Value Fund
  European Opportunities Fund
  International Fund
  International Balanced Fund
  International Growth Fund
  International Value Fund
  Pacific Opportunities Fund

**Domestic Equity Funds**
  Capital Appreciation Fund (formerly, Tax-Managed Equity Fund)
  Core Equity Fund
  Dividend Income Fund
  Large Cap Growth Fund
  Mid Cap Growth Fund
  Small Cap Growth Fund
  Small Cap Value Fund
  Value Fund

**Fixed Income Funds**
  Bond Fund
  High Income Fund
  Limited-Term Bond Fund
  Mortgage Securities Fund
  Municipal Bond Fund

**Money Market Funds**
  Cash Reserves Fund
  Money Market Fund

**Specialty Funds**
  Asset Strategy Fund
  Balanced Fund
  Global Natural Resources Fund
  Real Estate Securities Fund
  Science and Technology Fund

**1.800.777.6472**
**Visit us online at www.ivyfunds.com**

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

**Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.**

 IVY FUNDS

WRR3300SA (9-05)